**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form CB**
**(Amendment No. 1)**

# TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☐ |
| Securities Act Rule 802 (Exchange Offer) | ☒ |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☐ |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | ☐ |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | ☒ |

S-84291

**Kabushiki Kaisha Koei**
**Tekumo Kabushiki Kaisha**
(Names of Subject Company)

**Koei Co., Ltd.**
**Tecmo, Ltd.**
ranslation of Subject Companies' Names into English (if applicable))

**Japan**
(Jurisdiction of Subject Companies' Incorporation or Organization)

**Koei Co., Ltd.**
**Tecmo, Ltd.**
(Names of Person(s) Furnishing Form)



**Common Stock**
(Title of Class of Subject Securities)

**N/A**
(CUSIP Number of Class of Securities (if applicable))

Koei Co., Ltd.
Attn.: Noboru Hosaka
Legal Advisor
Resource Management Department, Business Administration Division
1-18-12, Minowa
Kohoku-ku, Yokohama 223-8503
Japan
(telephone number: 81-45-564-1151)



Tecmo, Ltd.
Attn.: Norihiro Mukai
General Manager
Administration Department & Corporate Planning Department
Hiei Bldg. 7th Floor, 4-1-3 Kudankita,
Chiyoda-ku, Tokyo 102-8230
Japan
(telephone number: 81-3-3222-7645)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**N/A**
(Date Tender Offer/Rights Offering Commenced)

Total Pages: 214

## PART I — INFORMATION SENT TO SECURITY HOLDERS

### Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

| Exhibit number | Description |
|---|---|
| 1 | English translation of Notice of Convocation dated January 9, 2009 of the Extraordinary General Meeting of Shareholders of Koei Co., Ltd. |
| 2 | English translation of Notice of Convocation dated January 9, 2009 of the Extraordinary General Meeting of Shareholders of Tecmo, Ltd. |

(b) Not applicable.

### Item 2. *Informational Legends*

Legends complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, are included in the English translations of the Notices of Convocation dated January 9, 2009 of the Extraordinary General Meeting of Shareholders of each of Koei Co., Ltd. and Tecmo, Ltd. included as Exhibits 1 and 2, respectively.

## PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

## PART III — CONSENT TO SERVICE OF PROCESS

Each of Koei Co., Ltd. and Tecmo, Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on November 18, 2008.

**PART I — SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Koei Co., Ltd.**

By: 浅野健二郎

Name: Kenjiro Asano
Title: Managing Executive Officer & CFO

Date: January 9, 2009

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Tecmo, Ltd.**

By: ______________________________

Name: Yasuharu Kakihara
Title: Chairman of the Board and President

Date: January 9, 2009

**EXHIBIT 1**

(Translation)

# NOTICE OF CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Stock Code: 9654

January 9, 2009

**KOEI Co., Ltd.** (the "Company")

18-12, Minowa-cho 1-chome, Kouhoku-ku,

Yokohama-shi, Kanagawa

Kenji Matsubara, President and COO

**To our shareholders:**

Please be advised that an extraordinary general meeting of shareholders of the Company will be held as described below. Your attendance is cordially requested.

**If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the Reference Documents for General Meeting of Shareholders that follows this notice and return the enclosed voting instruction form indicating your approval or disapproval of each agenda item shown on such form so that it reaches the Company by 6 p.m. (close of the Company's business hours) on Friday, January 23, 2009.**

**Rule 802 Legend**

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

## Particulars of Meeting

**1. Date and Time:** Monday, January 26, 2009, at 10:00 a.m.

**2. Place:** Meeting Hall, 3rd Fl., Headquarters Building of KOEI Co., Ltd.
18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa

**3. Purpose:**

**Matters to be Resolved:**

**First Item** Establishment of a wholly-owning parent company through a share transfer (kabushiki-iten)

**Second Item** Partial amendment to the Articles of Incorporation

**4. Matter Determined in Regard to this Convocation:**

If voting rights are exercised redundantly using a voting instruction form, the voting rights exercised immediately before the general meeting of shareholders shall be treated as valid.

END

---

* When attending the meeting in person, you are kindly requested to submit the enclosed voting instruction form to the receptionist at the place of the meeting.
* In case of any change to the Reference Documents for General Meeting of Shareholders or the attachments, the change will be posted on the Company's website on the Internet (http://www.koei.co.jp/).

## Reference Documents for General Meeting of Shareholders

**Agenda Items and Reference Matters**

**First Item** Establishment of a wholly-owning parent company through a share transfer

The Company and Tecmo, Ltd. ("Tecmo") have reached an agreement with respect to the establishment of their wholly-owning parent company through a share transfer (the "Share Transfer"), and as of November 18, 2008, prepared a "Share Transfer Plan" pertaining to the Share Transfer and entered into the "Integration Agreement" concerning the management integration of the two companies.

This agenda item seeks shareholders' approval of the establishment by the Company and Tecmo of their wholly-owning parent company named "TECMO KOEI HOLDINGS CO., LTD." through a share transfer, whereby each of the Company and Tecmo will become a wholly-owned subsidiary of the said company.

Below are the reasons for the Share Transfer, the terms of the Share Transfer Plan and other matters related to this agenda item.

1. Reasons for the Share Transfer

Recent changes in the market environment surrounding the game industry have been further accelerated by the sophistication of hardware performance, explosive spread of handheld game consoles and rapid growth of the online mobile market, among other factors, and the market competition has become tighter in response to more diversified and sophisticated users' needs. In addition, diversification of the game platforms and the importance of the overseas markets are growing at a high pace. Thus, it has become an important business challenge for the industry to seize growth opportunities through planning and development with an accurate understanding of the market needs as well as through the creation of new market demands, and to drive globalization and enhance the response to the multi-platform environment.

In such an environment, the Company and Tecmo have had advanced discussions in connection with the management integration aiming for the enhancement of their profitability and management structure while taking advantage of their sound financial condition and mutual expertise, and further expansion and development through the creation of the world's No.1 entertainment contents.

Tecmo, which has released action game software series with worldwide popularity such as "DEAD OR ALIVE" and "NINJA GAIDEN," enjoys high brand awareness in the U.S. and European markets. Tecmo also has a unique selling position in areas such as adventure games, development of LCD software for pachinko/pachislot machines and operation of amusement facilities. Moreover, Tecmo's ability to develop games by making the most of the characteristics of each platform has earned it high praise.

The Company has an extra edge in areas such as strategy games, tactical action games, games for women and online games. The Company, which created such popular series as "Nobunaga's Ambition," "Dynasty Warriors (Shin-Sangoku Musou)" and "Neo Romance," has established strong brand recognition principally in the Asian markets. Since the establishment in 1990 of a division dedicated to cutting-edge technologies, the Company has accumulated extensive know-how on development tools, communication and network technologies and other new-generation technologies as well as on compliance with requirements of the multi-platform environment.

In such sectors, areas and platforms of their respective strengths, both of the Company and Tecmo can expect to expand their operating base through a mutual complementary relationship. In particular, in the area of action games, which is the area of strength of both companies and can be positioned as the most important area for their great leap in the global market, the Company and Tecmo can expect to maximize opportunity revenue with strategic offerings of products while making the integration a significant growth opportunity through innovative product development with the exploitation of their common synergies. The Company and Tecmo also believe that the combination of the Company's know-how on media mix and logistics functions in Japan, Europe and Asia, and Tecmo's products and intellectual property rights will allow them to expand margins within the group and to create new market demands. Thus, with the confidence that the Company and Tecmo will be able to boost their brand power by making the most of their respective strengths and management resources and also be able to acquire a more solid management base and tremendous growth opportunities on a global basis, the Company and Tecmo have reached the conclusion that it would be best to proceed with the management integration.

Through the management integration, the Company and Tecmo will share their respective technological strengths and know-how and will expand their customer bases and improve their presence in the U.S., Europe, Asia and other overseas markets, increasing their profitability on a global basis. The Company and Tecmo will also work to increase their profitability by improving its game development efficiency with a thorough and reasonable process management and know-how sharing and by improving their management efficiency by way of optimization of headquarters functions. Furthermore, the management integration of the two companies, which have much in common in their sense of value due to a long friendship between their managements since the very early stage of the games industry, will enable them to promptly secure competent and talented personnel and improve a stable development environment that will allow their staff to fully demonstrate their capacities, as the result of which the Company and Tecmo will encourage the creativity of each employee and realize a blend of the two for growth, and address further development of their respective brands.

2. Terms of the Share Transfer Plan

SHARE TRANSFER PLAN (Transcript)

This share transfer plan (this "Share Transfer Plan") has been jointly prepared by Tecmo, Ltd. ("Tecmo") and KOEI Co., Ltd. ("KOEI") based on their agreement concerning the implementation of a share transfer by means of a joint share transfer, as follows:

Article 1. (Share Transfer)

Subject to this Share Transfer Plan, as of the date of formation (as defined in Article 7; hereinafter the same) of the wholly-owning parent company to be newly incorporated through a share transfer (the "New Company"), Tecmo and KOEI shall jointly transfer to the New Company all of their issued and outstanding shares, whereby the New Company will acquire all such shares (the "Share Transfer").

Article 2. (Purpose, Trade Name, Location of Head Office, Total Number of Authorized Shares of New Company and Other Matters Prescribed in Articles of Incorporation)

1. The purpose, trade name, location of the head office and the total number of authorized shares of the New Company shall be as follows:

   (1) Purpose

   The purpose of the New Company shall be as stated in Article 2 of its Articles of Incorporation set forth in Exhibit 1.

   (2) Trade Name

   The trade name of the New Company shall be "KOEI TECMO HOLDINGS Kabushiki Kaisha," which shall be expressed in English as "TECMO KOEI HOLDINGS CO., LTD."

   (3) Location of Head Office

   The New Company shall have its head office in Yokohama-shi, Kanagawa. The location of the head office shall be 18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa.

   (4) Total Number of Authorized Shares

   The total number of shares authorized to be issued by the New Company shall be 350,000,000.

2. The matters prescribed in the Articles of Incorporation of the New Company other than those specified in the preceding Paragraph shall be as stated in its Articles of Incorporation set forth in Exhibit 1 (or as stated in its Articles of Incorporation set forth in Exhibit 1 as amended as per Exhibit 2, if the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades

of Stocks and Other Securities (Law No. 88 of 2004) does not come into effect on or before the Date of Formation of the New Company).

Article 3. (Names of Directors, Auditors and Accounting Auditor at the Time of Incorporation of the New Company)

1. The names of the directors at incorporation of the New Company shall be as follows:
Yasuharu Kakihara
Kenji Matsubara
Yoichi Erikawa
Keiko Erikawa
Kazuyoshi Sakaguchi

2. The names of the auditors at incorporation of the New Company shall be as follows:
Nobutaka Osada
Satoru Morishima
Chiomi Yamamoto
Takashi Ouchi

3. The accounting auditor at the time of incorporation of the New Company shall be as follows:
KPMG AZSA & Co. (accounting firm)

Article 4. (Shares to be Delivered by the New Company through the Share Transfer and Allotment Thereof)

1. Upon the Share Transfer, the New Company shall deliver to the respective shareholders of Tecmo and KOEI (including beneficial shareholders, if any; hereinafter the same), in exchange for the shares of common stock of each of Tecmo or KOEI held by them, such number of shares of common stock of the New Company as is equal to the total of (i) the number of issued and outstanding shares of common stock of Tecmo as of the day preceding the Date of Formation of the New Company multiplied by 0.9, and (ii) the number of issued and outstanding shares of common stock of KOEI as of the day preceding the Date of Formation of the New Company multiplied by 1. Any fraction less than one share that may result from the calculation of (i) or (ii) above shall be disregarded.

2. The allotment of common stock of the New Company to be delivered pursuant to the preceding Paragraph shall be made to Tecmo's and KOEI's respective shareholders whose names are entered or recorded in Tecmo's and KOEI's respective shareholder registries (including beneficial shareholder registries, if any; hereinafter the same) at the close of business of the day

preceding the Date of Formation of the New Company (provided, however, that in the case of any shareholder of Tecmo or KOEI who demands purchase of the shares held by such shareholder pursuant to Article 806 of the Companies Act, Tecmo or KOEI, as the case may be, instead of such shareholder, shall be deemed to be entered or recorded in the relevant shareholder registry as a shareholder), as follows: (i) to each shareholder of Tecmo, 0.9 shares of common stock of the New Company shall be allotted in exchange for each share of common stock of Tecmo held by such shareholder; and (ii) to each shareholder of KOEI, 1 share of common stock of the New Company shall be allotted in exchange for each share of common stock of KOEI held by such shareholder. Any fraction less than one share that may result from the calculation of the number of shares to be allotted as per (i) or (ii) above shall be handled in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

Article 5. (Treatment of Stock Acquisition Rights)

1. Upon the Share Transfer, the New Company shall deliver to the holders of the second stock acquisition rights of Tecmo (the terms of which are as described in Exhibit 3 entitled "Terms of Tecmo, Ltd. The Second Stock Acquisition Rights;" hereinafter the "Tecmo Second Stock Acquisition Rights"), in exchange for their Tecmo Second Stock Acquisition Rights, such number of the fourth stock acquisition rights of the New Company (the terms of which are as described in Exhibit 4 entitled "Terms of the Fourth Stock Acquisition Rights of the New Company;" hereinafter the "New Company Fourth Stock Acquisition Rights") as is equal to the total number of Tecmo Second Stock Acquisition Rights issued by Tecmo and outstanding as of the day preceding the Date of Formation of the New Company.

2. The New Company Fourth Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the Tecmo Second Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of Tecmo at the close of business of the day preceding the Date of Formation of the New Company at the ratio of one (1) New Company Fourth Stock Acquisition Right for one (1) Tecmo Second Stock Acquisition Right held by such holder.

3. Upon the Share Transfer, the New Company shall deliver to the holders of the second stock acquisition rights of KOEI (the terms of which are as described in Exhibit 5 entitled "Terms of KOEI Co., Ltd. The Second Stock Acquisition Rights;" hereinafter the "KOEI Second Stock Acquisition Rights"), in exchange for their KOEI Second Stock Acquisition Rights, such number of the first stock acquisition rights of the New Company (the terms of which are as described in Exhibit 6 entitled "Terms of the First Stock Acquisition Rights of the New Company;" hereinafter the "New Company First Stock Acquisition Rights") as is equal to the total number of KOEI Second Stock Acquisition Rights issued by KOEI and outstanding as of the day

preceding the Date of Formation of the New Company.

4. The New Company First Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the KOEI Second Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of KOEI at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any holder of the KOEI Second Stock Acquisition Rights who demands purchase of the KOEI Second Stock Acquisition Rights held by such holder pursuant to Article 808, Paragraph 1, Item 3 of the Companies Act, KOEI shall be deemed to be entered or recorded therein as a holder of the KOEI Second Stock Acquisition Rights, instead of such holder) at the ratio of one (1) New Company First Stock Acquisition Right for one (1) KOEI Second Stock Acquisition Right held by such holder.

5. Upon the Share Transfer, the New Company shall deliver to the holders of the third stock acquisition rights of KOEI (the terms of which are as described in Exhibit 7 entitled "Terms of KOEI Co., Ltd. The Third Stock Acquisition Rights;" hereinafter the "KOEI Third Stock Acquisition Rights"), in exchange for their KOEI Third Stock Acquisition Rights, such number of the second stock acquisition rights of the New Company (the terms of which are as described in Exhibit 8 entitled "Terms of the Second Stock Acquisition Rights of the New Company;" hereinafter the "New Company Second Stock Acquisition Rights") as is equal to the total number of KOEI Third Stock Acquisition Rights issued by KOEI and outstanding as of the day preceding the Date of Formation of the New Company.

6. The New Company Second Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the KOEI Third Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of KOEI at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any holder of the KOEI Third Stock Acquisition Rights who demands purchase of the KOEI Third Stock Acquisition Rights held by such holder pursuant to Article 808, Paragraph 1, Item 3 of the Companies Act, KOEI shall be deemed to be entered or recorded therein as a holder of the KOEI Third Stock Acquisition Rights, instead of such holder) at the ratio of one (1) New Company Second Stock Acquisition Right for one (1) KOEI Third Stock Acquisition Right held by such holder.

7. Upon the Share Transfer, the New Company shall deliver to the holders of the fourth stock acquisition rights of KOEI (the terms of which are as described in Exhibit 9 entitled "Terms of KOEI Co., Ltd. The Fourth Stock Acquisition Rights;" hereinafter the "KOEI Fourth Stock Acquisition Rights"), in exchange for their KOEI Fourth Stock Acquisition Rights, such number of the third stock acquisition rights of the New Company (the terms of which are as described in

Exhibit 10 entitled "Terms of the Third Stock Acquisition Rights of the New Company;" hereinafter the "New Company Third Stock Acquisition Rights") as is equal to the total number of KOEI Fourth Stock Acquisition Rights issued by KOEI and outstanding as of the day preceding the Date of Formation of the New Company.

8. The New Company Third Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the KOEI Fourth Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of KOEI at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any holder of the KOEI Fourth Stock Acquisition Rights who demands purchase of the KOEI Fourth Stock Acquisition Rights held by such holder pursuant to Article 808, Paragraph 1, Item 3 of the Companies Act, KOEI shall be deemed to be entered or recorded therein as a holder of the KOEI Fourth Stock Acquisition Rights, instead of such holder) at the ratio of one (1) New Company Third Stock Acquisition Right for one (1) KOEI Fourth Stock Acquisition Right held by such holder.

Article 6. (Matters concerning Amounts of Stated Capital and Capital Reserves of the New Company)

The amounts of the paid-in capital and reserve of the New Company as of the Date of Formation of the New Company shall be as follows:

(1) Amount of Paid-in Capital
JPY 15 billion

(2) Amount of Capital Reserve
JPY 5 billion

(3) Amount of Earned Reserve
JPY 0

Article 7. (Date of Formation of the New Company)

The date on which the registration of incorporation of the New Company is to be completed (hereinafter the "Date of Formation of the New Company") shall be April 1, 2009. Provided, however, that the foregoing date may be changed upon consultation and agreement between Tecmo and KOEI, if necessary in the course of the proceedings for the Share Transfer or under other circumstances.

Article 8. (General Meetings of Shareholders for Approval of Share Transfer Plan)

1. Tecmo shall convene an extraordinary general meeting of shareholders scheduled for January 26, 2009 to seek the shareholders' approval of this Share Transfer Plan and to call for their

resolution concerning the matters necessary for the Share Transfer.

2. KOEI shall convene an extraordinary general meeting of shareholders scheduled for January 26, 2009 to seek the shareholders' approval of this Share Transfer Plan and to call for their resolution concerning the matters necessary for the Share Transfer.

3. The scheduled date of the extraordinary general meetings of shareholders as specified in the preceding two Paragraphs may be changed upon consultation and agreement between Tecmo and KOEI, if necessary in the course of the proceedings for the Share Transfer or under other circumstances.

Article 9. (Dividend of Surplus)

1. Tecmo may pay a dividend of up to JPY 20 per share from its surplus to its shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of December 31, 2008.

2. KOEI may pay a dividend of up to JPY 25 per share from its surplus to its shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of September 30, 2008. In addition, KOEI may pay a dividend of up to JPY 25 per share from its surplus to its shareholders or registered pledgees whose names are entered or recorded in its shareholder registry at the close of business of March 31, 2009.

3. Except as set forth in the preceding two Paragraphs, Tecmo and KOEI may not adopt a resolution on any dividend of surplus with the record date therefor being no later than the Date of Formation of the New Company.

Article 10. (Management of Company Properties)

During the period after the preparation of this Share Transfer Plan and up to the Date of Formation of the New Company, each of Tecmo and KOEI shall execute its business, and manage and operate its properties with the due care of a good manager, and except as specifically authorized in this Share Transfer Plan, each of Tecmo and KOEI may perform any act that may have a material effect on its properties or its rights and obligations only after prior consultation with, and agreement of the other party.

Article 11. (Effect of this Share Transfer Plan)

This Share Transfer Plan shall lose its effect if the approval of this Share Transfer Plan or the resolution concerning the matters necessary for the Share Transfer cannot be obtained at the shareholders' meeting of Tecmo or that of KOEI as specified in Article 8, or if the Integration Agreement dated November 18, 2008 entered into between Tecmo and KOEI in connection with the Share Transfer is cancelled or terminated.

Article 12. (Change of Terms of Share Transfer and Cancellation of the Share Transfer)

In the event of any material change to the financial standing or management status of either Tecmo or KOEI, or upon the occurrence or revelation of any event that would materially interfere with the implementation of the Share Transfer, or in the event of the attainment of the purpose of this Share Transfer Plan becoming extremely difficult, in each case during the period after the preparation of this Share Transfer Plan and up to the Date of Formation of the New Company, Tecmo and KOEI may change the terms of the Share Transfer or other particulars of this Share Transfer Plan, or cancel the Share Transfer upon consultation and mutual agreement.

Article 13. (Matters for Consultation)

In addition to the matters stipulated in this Share Transfer Plan, matters not stipulated herein or other matters necessary for the Share Transfer shall be determined upon separate consultation between Tecmo and KOEI in adherence to the purpose of this Share Transfer Plan.

IN WITNESS WHEREOF, Tecmo and KOEI have executed this document in duplicate and shall retain one original each after affixing their respective names and seals hereunto.

November 18, 2008

Tecmo, Ltd.
1-34, Kudan-kita 4-chome, Chiyoda-ku, Tokyo
Yasuharu Kakihara,
Representative Director and Chairman of the Board, President (Seal)

KOEI Co., Ltd.
18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa
Kenji Matsubara, President and COO (Seal)

END

Exhibit 1

# [ARTICLES OF INCORPORATION]

## Chapter 1. General Provisions

Article 1. (Trade Name)

The Company shall be called "KOEI TECMO HOLDINGS Kabushiki Kaisha," which shall be expressed in English as "TECMO KOEI HOLDINGS CO., LTD."

Article 2. (Purpose)

The purpose of the Company shall be to engage in the following businesses:

1. Computer-related businesses as set forth below:
   1) Manufacture, production, planning, sales, lease, repair, and import and export of computer software and hardware, and gaming amusement machines;
   2) Order taking for commissioned development of, and design and development of computer software and hardware;
   3) Design and implementation of survey research on technologies and markets for computer software and hardware;
   4) Business related to events and fairs related to computer software and hardware; and
   5) Manufacture, sales, lease and repair of computers and industrial electronics;
2. Development, sales, operation and maintenance of software, contents and the service of information provision and information processing through the use of Internet, phone lines and other communication networks; and mail-order sales, distribution and sales of data and consulting business regarding systems development through the use of such networks;
3. Management of game halls (business establishments that allow customers to play slot machines, TV/video game machines and other gaming equipment, as well as bowling stadiums) and consulting business relating to the foregoing;
4. All businesses concerning publishing of books, magazines and musical scores;
5. All music-related businesses as set forth below:
   1) Planning, production, manufacture and purchase and sale of disc records, music tapes and other audio media;
   2) Planning, production, manufacture and purchase and sale of videotapes, videodiscs, motion pictures and other audiovisual media;
   3) Management of copyrights and neighboring rights in musical works, image works and other works;
   4) Fostering and training of players, singers and other artists, acting as an artist booking agency, and management of such artists;

5) Management of music studios; and

6) Organizing of music events and performances;

6. Real estate-related businesses as set forth below:

   1) Construction business and total management of buildings;

   2) Purchase and sale, lease, agency/intermediation and management of real estate;

7. Management of karaoke establishments;

8. Management of restaurants and other eating and drinking establishments;

9. Sales of toys, stationery, sports goods, clothing, food products, soft drinks and other daily goods in general;

10. Planning, development and sales of characters;

11. Holding and management of, and investment in securities;

12. Non-life insurance agency business;

13. All businesses related to design, advertisement and publicity;

14. Advertising agency business; and

15. Any and all businesses incidental to or related to those set forth in the preceding Items.

Article 3. (Location of Head Office)

The Company shall have its head office in Yokohama-shi, Kanagawa.

Article 4. (Method of Public Notice)

The public notice by the Company shall be given in the form of electronic public notice. Provided, however, that in the case where electronic public notice is not available due to any accident or other inevitable reasons, the public notice shall be displayed in the Nihon Keizai Shimbun.

## Chapter 2. Stock

Article 5. (Total Number of Authorized Shares)

The total number of shares authorized to be issued by the Company shall be 350,000,000.

Article 6. (Acquisition of Treasury Stock)

Pursuant to Article 165, Paragraph 2 of the Companies Act, the Company may purchase its own stock by resolution of the board of directors.

Article 7. (Number of Shares Constituting One Unit)

The number of shares that constitutes one unit of shares of the Company shall be one hundred (100).

Article 8. (Rights regarding Shares Less than One Unit)

Shareholders of the Company may not exercise rights other than those prescribed below with respect to their shares less than one unit:

1) The rights set forth in each Item of Article 189, Paragraph 2 of the Companies Act;
2) The right of claim pursuant to Article 166, Paragraph 1 of the Companies Act;
3) The right to receive allotment of shares for subscription and allotment of stock acquisition rights for subscription in proportion to the number of shares held by the relevant shareholder; and
4) The right to make the demand set forth in the following Article.

Article 9. (Demand for Sale of Shares Constituting Less than One Unit)

1. A holder of shares constituting less than one unit of stock of the Company may demand that the Company sell to that holder such number of shares as will constitute one unit of shares, if combined with the shares constituting less than one unit held by such holder (the "Demand for Sale"). Provided, however, that the foregoing shall not apply if the number of treasury shares owned by the Company falls short of the number of shares with respect to which the Demand for Sale was made.
2. The period of time during which a Demand for Sale may be made, method of submitting a demand and other relevant matters shall be governed by the Share Handling Regulations to be established by the board of directors.

Article 10. (Shareholder Registry Administrator)

1. The Company shall have an administrator of its shareholder registry (the "Shareholder Registry Administrator").
2. The Shareholder Registry Administrator and the place of its handling office shall be determined by a resolution of the board of directors and shall be announced by public notice.
3. The shareholder registry and the stock acquisition right registry of the Company (the "Registries") shall be kept at the handling office of the Shareholder Registry Administrator. Entry or record in the Registries as well as other administrative affairs relating to the Registries shall be entrusted to the Shareholder Registry Administrator, and shall not be handled by the Company.

Article 11. (Share Handling Regulations)

Procedures for the exercise of the shareholders' rights and handling of other matters concerning the stock of the Company shall be governed by laws and regulations, these Articles of Incorporation and the Share Handling Regulations to be established by the board of directors.

Article 12. (Record Date)

1. The Company shall regard the shareholders whose names are entered or recorded in its shareholder registry at the close of business of March 31 of each year as the shareholders who are

entitled to exercise their rights at its ordinary general meeting of shareholders with respect to the relevant business year.

2. In addition to the cases specified in the preceding Paragraph or other part of these Articles of Incorporation, when the need arises, the Company may, by a resolution of the board of directors and upon prior public notice, regard the shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of a certain fixed date as the shareholders or registered share pledgees who are entitled to exercise their rights.

## Chapter 3. General Meetings of Shareholders

Article 13. (Convocation)

The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day following the last day of each business year, and extraordinary general meetings of shareholders may be convened from time to time whenever necessary.

Article 14. (Person to Convene Meeting and Chairperson Thereof)

Unless otherwise provided in applicable laws, the general meetings of shareholders shall be convened and presided over by the Director and President. Provided, however, that if the Director and President is unable to act, another director shall convene and preside at the general meetings of shareholders in an order previously determined by the board of directors.

Article 15. (Method of Resolution)

1. Unless otherwise provided in applicable laws or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present who are entitled to exercise their voting rights.
2. The resolution stipulated in Article 309, Paragraph 2 of the Companies Act shall be adopted by not less than two-thirds (2/3) of the votes of the shareholders present and representing not less than one-third (1/3) of all votes of the shareholders who are entitled to exercise their voting rights.

Article 16. (Exercise of Voting Right by Proxy)

1. The proxy through whom a shareholder may exercise his/her/its voting rights shall be limited to one other shareholder of the Company who is entitled to exercise voting rights.
2. In the case of the preceding Paragraph, the shareholder or the proxy shall submit in advance a document certifying the proxy right for each general meeting of shareholders.

Article 17. (Internet Disclosure and Deemed Provision of Reference Materials for General Meetings of

Shareholders)

In convening a general meeting of shareholders, the Company may, by disclosing information on the matters to be stated or presented in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements (including the accounting audit report and audit report with respect to the relevant consolidated financial statements) via the Internet in accordance with the ministerial ordinance of the Ministry of Justice, deem that it has provided the shareholders with such information.

## Chapter 4. Directors and Board of Directors

Article 18. (Board of Directors)

The Company shall have a board of directors.

Article 19. (Number of Directors)

The Company shall have not more than fifteen (15) directors.

Article 20. (Election and Dismissal)

1. Directors of the Company shall be elected or dismissed by resolution of the general meeting of shareholders.
2. Election or dismissal of a director shall be determined by a majority of the votes of the shareholders present and representing not less than one-third (1/3) of all votes of the shareholders who are entitled to exercise their voting rights.
3. No cumulative voting shall be used for the election of directors.

Article 21. (Term of Office)

1. The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last of the business years ending within two (2) years after his/her election.
2. The term of office of any director elected to fill a vacancy or due to an increase in the number of directors shall expire upon the expiration of the term of office of the retiring director or of other incumbent directors.

Article 22. (Directors with Special Title)

The board of directors shall elect one (1) Director and Chairperson and one (1) Director and President, and may elect, if needed, a number of directors and vice-chairpersons, directors and vice-presidents, executive managing directors and managing directors, in each case from among its members and by its resolution.

Article 23. (Representative Director)

1. The board of directors shall elect, by its resolution, a representative director or representative directors from among the directors with special title under the preceding Article.
2. The representative director shall represent the Company and execute the business in accordance with resolutions of the board of directors.

Article 24. (Person to Convene Meetings of the Board of Directors and the Chairperson of Meetings)

Unless otherwise provided in applicable laws, the meetings of the board of directors shall be convened and presided over by the Director and President. Provided, however, that if the Director and President is unable to act, another director shall convene and preside at the meetings of the board of directors in an order previously determined by the board of directors.

Article 25. (Notice to Convene a Meeting of the Board of Directors)

1. The notice to convene a meeting of the board of directors shall be issued to each director and each auditor at least three (3) days prior to the date of the meeting. Provided, however, that such term of notice may be shortened in case of urgent necessity.
2. With the unanimous consent of the directors and auditors, a meeting of the board of directors may be held without following the procedures for convocation.

Article 26. (Omission of Resolution of Board of Directors)

If all directors consent in writing or by electromagnetic record to any matter which requires resolution of the board of directors, the Company shall deem that a resolution of the board of directors approving the relevant matter was passed. Provided, however, that the foregoing shall not apply if any auditor expresses objection to such treatment.

Article 27. (Regulations of the Board of Directors)

Matters concerning the board of directors shall be governed by applicable laws, these Articles of Incorporation and the Regulations of the Board of Directors to be established by the Board of Directors.

Article 28. (Remmunerations)

The directors' remmuneration, bonuses and other financial benefits that they receive from the Company in consideration of the execution of their duties ("Remmuneration, Etc.") shall be determined by resolution of the general meeting of shareholders.

## Chapter 5. Auditors and Board of Auditors

Article 29. (Auditors and Board of Auditors)

The Company shall have auditors and a board of auditors.

Article 30. (Number of Auditors)

The Company shall have not more than five (5) auditors.

Article 31. (Election)

1. Auditors of the Company shall be elected by resolution of the general meeting of shareholders.
2. Election of auditors shall be determined by a majority of the votes of the shareholders present and representing no less than one-third (1/3) of all votes of the shareholders who are entitled to exercise their voting rights.

Article 32. (Term of Office)

1. The term of office of an auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last of the business years ending within four (4) years after his/her election.
2. The term of office of any auditor elected to fill a vacancy shall expire upon the expiration of the term of office of the retiring auditor.

Article 33. (Standing Auditors)

The board of auditors shall elect standing auditors by its resolution.

Article 34. (Notice to Convene a Meeting of the Board of Auditors)

1. The notice to convene a meeting of the board of auditors shall be issued to each auditor at least three (3) days prior to the date of the meeting. Provided, however, that such term of notice may be shortened in case of urgent necessity.
2. With the unanimous consent of the auditors, a meeting of the board of auditors may be held without following the procedures for convocation.

Article 35. (Regulations of Board of Auditors)

Matters concerning the board of auditors shall be governed by applicable laws, these Articles of Incorporation and the Regulations of the Board of Auditors to be established by the board of auditors.

Article 36. (Remuneration, Etc.)

The Remuneration, Etc. of the auditors shall be determined by resolution of the general meeting of shareholders.

## Chapter 6. Accounting Auditors

Article 37. (Accounting Auditors)

The Company shall have one or more accounting auditors.

Article 38. (Election)

The accounting auditors shall be elected by resolution of the general meeting of shareholders.

Article 39. (Term of Office)

1. The term of office of an accounting auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last of the business years ending within one (1) year after his/her/its election.
2. In the absence of any resolution to the contrary at the ordinary general meeting of shareholders mentioned in the preceding Paragraph, the accounting auditor shall be deemed to have been reelected at the relevant ordinary general meeting of shareholders.

Article 40. (Remmneration)

The Remmneration, Etc. of accounting auditors shall be determined by the representative director with the consent of the board of auditors.

## Chapter 7. Accounting

Article 41. (Business Year)

The business year of the Company shall be one (1) year commencing on April 1 of each year and ending on March 31 of the following year.

Article 42. (Distribution of Surplus)

1. The Company shall pay dividends of year-end surplus to the shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of the last day of each business year.
2. In addition to the case prescribed in the preceding Paragraph, the Company may pay dividends of surplus after fixing a record date therefor.

Article 43. (Interim Dividend)

The Company may, by resolution of the board of directors, pay a dividend of surplus under Article

454, Paragraph 5 of the Companies Act (interim dividend) to the shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of September 30 of each year.

Article 44. (Prescriptive Period of Dividends)

The Company shall be relieved from the obligation to pay any dividend that remains unclaimed after the lapse of three (3) years from the date of commencement of payment thereof if the property to be distributed is cash.

Exhibit 2

Statement of Partial Amendments to the Articles of Incorporation in Case the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004) does not come into effect on or before the date of Formation of the New Company

(Underlining denotes amendment.)

| **Articles of Incorporation as set forth in Exhibit 1** | **Amendments** |
|---|---|
| Chapter 2. Stock | |
| (Addition of a new Article) | Article 8. (Issuance of Share Certificates and Non-issuance of Certificates for Shares Constituting Less than One Unit)<br>1. The Company shall issue certificates representing its shares.<br>2. Notwithstanding the preceding Paragraph, the Company shall not issue any certificate in respect of its shares constituting less than one unit, unless otherwise provided for in the Share Handling Regulations. |
| Article 8. (Rights regarding Shares Less than One Unit)<br>Shareholders of the Company may not exercise rights other than those prescribed below with respect to their shares less than one unit:<br>1) The rights set forth in each Item of Article 189, Paragraph 2 of the Companies Act;<br>2) The right of claim pursuant to Article 166, Paragraph 1 of the Companies Act;<br>3) The right to receive allotment of shares for subscription and allotment of stock acquisition rights for subscription in proportion to the number of shares held by the relevant shareholder; and<br>4) The right to make the demand set forth in the following Article. | Article 9. (Rights regarding Shares Less than One Unit)<br>Shareholders (including beneficial shareholders; hereinafter the same) of the Company may not exercise rights other than those prescribed below with respect to their shares less than one unit:<br>1) The rights set forth in each Item of Article 189, Paragraph 2 of the Companies Act;<br>2) The right of claim pursuant to Article 166, Paragraph 1 of the Companies Act;<br>3) The right to receive allotment of shares for subscription and allotment of stock acquisition rights for subscription in proportion to the number of shares held by the relevant shareholder; and<br>4) The right to make the demand set forth in the following Article. |

| | |
|---|---|
| Article 9. (Demand for Sale of Shares Less than One Unit)<br>(Text omitted.) | Article 10. (Demand for Sale of Shares Less than One Unit)<br>(Text omitted.) |
| Article 10. (Shareholder Registry Administrator)<br>1. The Company shall have an administrator of the shareholder registry (the "Shareholder Registry Administrator").<br>2. The Shareholder Registry Administrator and its handling office shall be determined by a resolution of the board of directors and shall be announced by public notice.<br>3. The shareholder registry and the stock acquisition right registry of the Company (the "Registries") shall be kept at the handling office of the Shareholder Registry Administrator. Entry or record in the Registries as well as other administrative affairs relating to the Registries shall be entrusted to the Shareholder Registry Administrator, and shall not be handled by the Company. | Article 11. (Shareholder Registry Administrator)<br>1. The Company shall have an administrator of the shareholder registry (the "Shareholder Registry Administrator").<br>2. The Shareholder Registry Administrator and its handling office shall be determined by a resolution of the board of directors and shall be announced by public notice.<br>3. The shareholder registry (including beneficial shareholder registry; hereinafter the same), the registry of lost share certificates and the stock acquisition right registry of the Company (the "Registries") shall be kept at the handling office of the Shareholder Registry Administrator. Entry or record in the Registries as well as other administrative affairs relating to the Registries shall be entrusted to the Shareholder Registry Administrator, and shall not be handled by the Company.<br><br>(Hereafter each Article number shall be moved down by one.) |

Exhibit 3

Terms of Tecmo, Ltd. The Second Stock Acquisition Rights

(1) Name of stock acquisition rights

Tecmo, Ltd., the Second Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of the stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition rights (hereinafter the "Number of Granted Shares") shall be 100.

However, if the Company conducts a stock split (including distribution of shares free of charge; the same shall apply to all stock splits referred to hereinafter) or stock consolidation of its common stock, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split/consolidation ratio}$$

Furthermore, if any event which requires the adjustment of the Number of Granted Shares arises after the resolution date, the Number of Granted Shares shall be adjusted appropriately.

(3) Issue Price of the stock acquisition rights

The stock acquisition rights will be issued without consideration.

(4) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed upon the exercise of the stock acquisition rights shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Granted Shares.

Exercise Price: 1,100 yen

However, if any of the events below occurs after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

1. In case the Company conducts a stock split or stock consolidation of its common stock:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

2. In case the Company issues new shares or sells treasury stock in relation to the common stock of the Company at a price lower than the market price (provided, however, that "Number of outstanding shares" within the formula does not include the number of treasury stock of the common stock held by the Company):

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued (sold) shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued (sold) shares}}$$

3. Other than the above cases, if any event which requires the adjustment of the Exercise Price arises after the allotment date, the Exercise Price shall be adjusted within a reasonable extent.

(5) Exercise Period of the stock acquisition rights

From April 1, 2011 to March 31, 2014

Provided, however, that if the commencement date of the Exercise Period falls on a holiday of the Company the immediately proceeding business day shall be the commencement date and, if the final date of the Exercise Period falls on a holiday of the Company the immediately preceding business day shall be the final date.

(6) Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

1. The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up.
2. The amount of capital reserve to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be the amount obtained by deducting the amount of increased capital prescribed in 1. above from the maximum amount of increase in capital etc. referred to in 1. above.

(7) Restrictions on the assignment of the stock acquisition rights

The transfer of the stock acquisition rights shall be subject to an approval of the Board of Directors of the Company.

(8) Conditions of acquisition of the stock acquisition rights

When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company, (ii) a company split agreement or company split plan in which the Company is to be split, or (iii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without charge on a date separately prescribed by the Board of the Directors of the Company.

(9) In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of any of the stock companies listed in Article 236, Paragraph 1, Item 8 *i* through *ho* of the Companies Act ("Reorganized Company") shall be delivered pursuant to the following terms and conditions to the holders of the stock acquisition rights outstanding at the time a Restructuring becomes effective.

In this case, the outstanding stock acquisition rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights. Provided, however, that this shall only apply when the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement prescribes the delivery of the stock acquisition rights of the Reorganized Company in accordance to the following terms and conditions:

1. Number of stock acquisition rights of the Reorganized Company to be delivered
   A number which is the same as the number of the remaining stock acquisition rights held by the holders of the outstanding stock acquisition rights shall be delivered.
2. Class of shares of the Reorganized Company to be issued upon the exercise of the stock acquisition rights
   The class of shares shall be common stock of the Reorganized Company.
3. Number of shares of the Reorganized Company to be subject to the stock acquisition rights
   The number of shares shall be determined based on (2) above after taking into consideration the terms and conditions, etc. of the Reorganization.
4. Value of the assets to be contributed upon the exercise of the stock acquisition rights
   The value of the assets to be contributed upon the exercise of the stock acquisition rights to be delivered shall be the amount obtained by multiplying the adjusted post-restructuring payment amount by the number of shares of such stock acquisition rights which shall be determined in accordance with 3. above, after taking into consideration the terms and conditions, etc. of the Reorganization.
5. Exercise period of the stock acquisition rights
   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (5) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (5) above.
6. Matters concerning the amount of capital and capital reserve to be increased by the issuance of

shares upon exercise of the stock acquisition rights

Those matters shall be determined according to (6) above.

7. Restrictions on the assignment of the stock acquisition rights

   The transfer of the stock acquisition rights shall be subject to an approval of the Board of Directors of the Reorganized Company.

8. Conditions of acquisition of the stock acquisition rights

   Those conditions shall be determined according to (8) above.

(10) Allocation Date of the stock acquisition rights

April 23, 2007

(11) Treatment of fractions of less than one (1) share arising in the exercise of the stock acquisition rights

Any fractions of less than one (1) share in the number of shares to be delivered to the holders who exercised the stock acquisition rights shall be discarded.

(12) Other terms and conditions on the exercise of the stock acquisition rights

1. Stock acquisition rights holders are required to be employees of the Company at the time such rights are exercised.
2. No exercise of less than one (1) Stock Acquisition Right shall be permitted.
3. Pursuant to the resolution of the Board of Directors, other terms and conditions of the exercise of the rights shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holders.

(13) Payment Handling Bank for exercising of the stock acquisition rights

Sumitomo Mitsui Banking Corporation, Kanda-ekimae Branch

Exhibit 4

## Terms of the Fourth Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the Fourth Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the Fourth Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of the stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition rights (hereinafter the "Number of Granted Shares") shall be 90.

However, if Tecmo conducts a stock split (including distribution of shares free of charge; the same shall apply to all stock splits referred to hereinafter) or a stock consolidation of its common stock on or after November 18, 2008 prior to the date of formation of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of Granted Shares after adjustment} = \text{Number of Granted Shares before adjustment} \times \text{Split/consolidation ratio}$$

Furthermore, if any event which requires the adjustment of the Number of Granted Shares occurs other than the above, the Number of Granted Shares shall be adjusted appropriately.

(3) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed upon the exercise of the stock acquisition rights shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Granted Shares.

Exercise Price: 1,223 yen

However, if any of the events below occurs, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

1. In case Tecmo conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

2. In case Tecmo issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for cases due to exercise of stock acquisition rights which may demand delivery of common stock of Tecmo (including those attached to bonds with stock acquisition rights)) on or after November 18, 2008 prior to the date of formation of the Company, or the Company issues new shares or sells treasury stock in relation to the common stock of the Company at a price lower than the market price (except for cases due to exercise of stock acquisition rights which may demand delivery of common stock of the Company (including those attached to bonds with stock acquisition rights)) (provided, however, that "Number of outstanding shares" within the formula does not include the number of treasury stock of Tecmo/the Company of the common stock held by Tecmo/the Company):

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued (sold) shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued (sold) shares}}$$

3. Other than the above cases, if any event which requires the adjustment of the Exercise Price occurs after the allotment date, the Exercise Price shall be adjusted within a reasonable extent.

(4) Exercise Period of the stock acquisition rights

From April 1, 2011 to March 31, 2014

Provided, however, that if the commencement date of the Exercise Period falls on a holiday of the Company the immediately proceeding business day shall be the commencement date and, if the final date of the Exercise Period falls on a holiday of the Company the immediately preceding business day shall be the final date.

(5) Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

1. The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up.

2. The amount of capital reserve to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be the amount obtained by deducting the amount of increased capital prescribed in 1. above from the maximum amount of increase in capital etc. referred to in 1. above.

(6) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(7) Conditions of acquisition of the stock acquisition rights

When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company, (ii) a company split agreement or company split plan in which the Company is to be split, or (iii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without charge on a date separately prescribed by the Board of the Directors of the Company.

(8) Extinguishment of the stock acquisition rights upon Reorganization and terms and conditions concerning delivery of the stock acquisition rights of the Reorganized Company

In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of any of the stock companies listed in Article 236, Paragraph 1, Item 8 *i* through *ho* of the Companies Act ("Reorganized Company") shall be delivered ("Reorganization Company Stock Acquisition Rights") pursuant to the following terms and conditions to the holders of the stock acquisition rights outstanding at the time a Restructuring becomes effective.

In this case, the outstanding stock acquisition rights shall be extinguished and the Reorganized Company shall newly issue Reorganization Company Stock Acquisition Rights. Provided, however, that this shall only apply when the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement prescribes the delivery of the Reorganization Company Stock Acquisition Rights in accordance to the following terms and conditions:

1. Number of the Reorganized Company Stock Acquisition Rights to be delivered

   A number which is the same as the number of the remaining stock acquisition rights held by the holders of the outstanding stock acquisition rights shall be delivered.

2. Class of shares of the Reorganized Company to be issued upon the exercise of the Reorganized Company Stock Acquisition Rights

   The class of shares shall be the common stock of the Reorganized Company.

3. Number of shares of the Reorganized Company to be subject to the Reorganized Company Stock Acquisition Rights

The number of shares shall be determined based on (2) above after taking into consideration the terms and conditions etc. of the Reorganization.

4. Value of the assets to be contributed upon the exercise of the Reorganized Company Stock Acquisition Rights

   The value of the assets to be contributed upon the exercise of the Reorganization Company Stock Acquisition Rights to be delivered shall be the amount obtained by multiplying the post-reorganizing Exercise Price adjusted based on the adjustments made in case of a stock split or a stock consolidation in (3) above, by the number of shares of such stock acquisition rights which shall be determined in accordance with 3. above, after taking into consideration the terms and conditions etc. of the Reorganization.

5. Exercise period of the Reorganized Company Stock Acquisition Rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (4) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (4) above.

6. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the Reorganized Company Stock Acquisition Rights

   Those matters shall be determined according to (5) above.

7. Restrictions on the assignment of the Reorganized Company Stock Acquisition Rights

   The transfer of the Reorganization Company stock acquisition rights shall be subject to an approval of the Board of Directors of the Reorganized Company.

8. Conditions of acquisition of the stock acquisition rights

   Those conditions shall be determined according to (7) above.

(9) Allocation Date of the stock acquisition rights

April 1, 2009

(10) Treatment of fractions of less than one (1) share arising in the exercise of the stock acquisition rights

Any fractions of less than one (1) share in the number of shares to be delivered to the holders who exercised their stock acquisition rights shall be discarded.

(11) Other terms and conditions on the exercise of the stock acquisition rights

1. Stock acquisition rights holders are required to be employees of the Company or its affiliates at the time such rights are exercised.
2. No exercise of less than one (1) Stock Acquisition Right shall be permitted.
3. Pursuant to the resolution of the Board of Directors, other terms and conditions of the exercise of the rights shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holders.

(12) Payment Handling Bank for exercising of the stock acquisition rights

Sumitomo Mitsui Banking Corporation, Kanda-ekimae Branch

Exhibit 5

## Terms of Koei The Second Stock Acquisition Rights

(1) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights shall be 130. If the Company conducts a stock split or a stock consolidation, the number of shares to be issued shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be effected only on the number of shares issuable upon the exercise of the stock acquisition rights which have not yet been exercised at such point in time, and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split (or consolidation) ratio}$$

(2) The value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed per share upon exercise of the Stock Acquisition Price ("Exercise Price") shall be 1,895 yen.

If the Company conducts a stock split or a stock consolidation after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and any fractions of less than one (1) yen due to such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

(3) Exercise Period of the stock acquisition rights

From July 1, 2006 to June 30, 2009

(4) Conditions for exercise of the stock acquisition rights

1. A stock acquisition rights holder is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised. Provided, however, that this shall not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. If a stock acquisition rights holder becomes deceased, the inheritor thereof may exercise such rights. Provided, however, that such exercise shall be subject to the terms and conditions prescribed in the "stock acquisition rights grant agreement".
3. No pledging or other disposal of the stock acquisition rights shall be permitted.
4. Other terms and conditions of the exercise of the stock acquisition rights shall be prescribed in the

stock acquisition rights grant agreement.

(5) Reasons and conditions for elimination of the stock acquisition rights

1. When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company or (ii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, the stock acquisition rights may be eliminated without consideration.
2. When a stock acquisition rights holder no longer meets the requirement to exercise such rights prescribed in 1. or 2. of the above (4) prior to the exercise of the rights, the stock acquisition rights held by such person may be eliminated without consideration.

(6) Restrictions on the assignment of the stock acquisition rights

The transfer of the stock acquisition rights shall be subject to an approval of the Board of Directors.

(7) Certificates of the stock acquisition rights

The Company shall issue certificates of the stock acquisition rights only when the stock acquisition rights holders request such issuance.

(8) Amount of capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

948 yen per share

The amount of capital to be increased in case the Exercise Price is adjusted pursuant to (2) above shall be 50% of the adjusted Exercise Price. Fractions of less than one (1) yen arising from such calculations shall be rounded up.

(9) The initial date in calculating dividend for new shares upon exercise of the stock acquisition rights

Dividends shall be paid as if exercise of the stock acquisition rights had become effective at the beginning of the business year to which the date that such stock acquisition rights were actually exercised belongs. Provided, however, that in case of a interim dividend, exercise of such stock acquisition rights shall be deemed to have become effective on April 1 if such stock acquisition rights were actually exercised during the term from April 1 to September 30, and October 1 if such stock acquisition rights were actually exercised during the term from October 1 to March 31 of the immediately proceeding year, respectively.

(10) Payment Handling Financial Institution for exercising of the stock acquisition rights

(Location) Kohoku-ku, Yokoshama-shi

(Name) The Bank of Yokohama, Ltd., Hiyoshi Branch

(11) Matters concerning the transfer agent of the register of the stock acquisition rights

No transfer agents shall be placed.

Exhibit 6

## Terms of the First Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the First Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the First Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of the stock acquisition rights shall be common stock of TECMO KOEI HOLDINGS CO., LTD. (the "Company"), and the number of shares for each stock acquisition rights shall be 130.

However, if Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the number of shares shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be effected only on the number of shares for the stock acquisition rights which have not yet been exercised at such point in time, and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split (or consolidation) ratio}$$

(3) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed upon exercise of the stock acquisition rights ("Exercise Price") shall be 1,895 yen.

If Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and any fractions of less than one (1) yen due to such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

(4) Exercise Period of the stock acquisition rights

From April 1, 2009 to June 30, 2009

(5) Conditions for exercise of the stock acquisition rights

1. A stock acquisition rights holder is required to be a director, auditor or employee of the Company or its affiliates at the time such rights are exercised. Provided, however, that this shall not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. If a stock acquisition rights holder becomes deceased, the inheritor thereof may exercise such rights. Provided, however, that such exercise will be subject to the terms and conditions prescribed in the "stock acquisition rights grant agreement".
3. No pledging or other disposal of the stock acquisition rights shall be permitted.
4. Other terms and conditions of the exercise of the stock acquisition rights shall be prescribed in the stock acquisition rights grant agreement.

(6) Reasons and conditions for acquisition of the stock acquisition rights

1. When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company or (ii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
2. When a stock acquisition rights holder no longer meets the requirement to exercise such rights prescribed in 1. or 2. of the above (5) prior to the exercise of the rights, and the Board of the Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights held by such person without consideration upon such date.

(7) Restrictions on the assignment of the stock acquisition rights

Acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors.

(8) Certificates of the stock acquisition rights

The Company shall issue certificates of the stock acquisition rights only when the stock acquisition rights holders request such issuance.

(9) Matters concerning capital to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital etc. referred to above.

(10) Payment Handling Financial Institution for exercising of the stock acquisition rights

(Location) Kohoku-ku, Yokoshama-shi

(Name) The Bank of Yokohama, Ltd., Hiyoshi Branch

Exhibit 7

## Terms of Koei The Third Stock Acquisition Rights

(1) Number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of the common stock of the Company.

If the Company conducts a stock split or a stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula.

| | | | | |
|---|---|---|---|---|
| Number of Shares after adjustment | = | Number of Shares before adjustment | x | Split/ consolidation ratio |

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit.

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(2) Exercise Period of the stock acquisition rights

From July 1, 2008 to June 30, 2011

(3) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(4) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if the Company conducts a stock split or a stock consolidation of its common stock, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

| | | | | |
|---|---|---|---|---|
| Exercise Price after | = | Exercise Price | x | 1 |

adjustment before adjustment Split/ consolidation ratio

In case the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)), the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock from the total number of outstanding common stock of the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., and distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc..

(5) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliates at the time such rights are exercised.

   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliate at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.

3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such

rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.

4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to the resolution of the Board of Directors.

(6) Reasons and conditions for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date..

2. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(7) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital etc. referred to above.

(8) Handling of fractions

Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

Exhibit 8

## Terms of the Second Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the Second Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the Second Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of common stock of the Company. If Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Number of Shares shall be adjusted in accordance with the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split/ consolidation ratio}$$

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc..

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(3) Exercise Period of the stock acquisition rights

From April 1, 2009 to June 30, 2011

(4) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(5) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

In case Koei issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of Koei and exercise of stock acquisition rights which may demand delivery of Koei's common stock (including those attached to bonds with stock acquisition rights)) on or after November 18, 2008 prior to the formation date of the Company or the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)) after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock held by Koei or the Company from the total number of outstanding common stock of Koei or the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

(6) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised.
   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.
3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.
4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to the resolution of the Board of Directors.

(7) Reasons and conditions for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
3. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(8) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital, etc. referred to above.

(9) Handling of fractions

Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

Exhibit 9

## Terms of Koei The Fourth Stock Acquisition Rights

(1) Number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of the common stock of the Company.

If the Company conducts a stock split or a stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula.

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Split (or consolidation) ratio}$$

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or any other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit.

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(2) Exercise Period of the stock acquisition rights

From July 1, 2008 to June 30, 2011

(3) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital, etc. referred to above.

(4) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(5) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if the Company conducts a stock split or a stock consolidation of its common stock, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

In case the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)), the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock from the total number of outstanding common stock of the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

(6) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised.

   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.
3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.
4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to a resolution of the Board of Directors.

(7) Reasons for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become the wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
2. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(8) Issuance of new stock acquisition rights in case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer and terms and conditions thereof

In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of the company to survive after a merger or the company to be formed by a merger; the company to succeed all or part of the rights and obligations held by the company engaging in an absorption-type company split; the company to be formed by an incorporation-type company split; the company to acquire all of the outstanding shares of the company engaging in a share exchange; or the company to be formed by a share transfer (collectively, "Reorganized Company") shall be delivered pursuant to the following terms and conditions. Provided, however, that the proposal of the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement which prescribes the delivery of the stock acquisition rights of the Reorganized Company in accordance with the following terms and conditions is approved at a shareholders' meeting.

Note

1. Number of stock acquisition rights of the Reorganized Company to be delivered

   A number which is the same as the number of the stock acquisition rights held by the stock acquisition rights holders at the time the Reorganization becomes effective shall be delivered.

2. Class of shares of the Reorganized Company to be issued upon the exercise of the stock acquisition rights

   The class of shares shall be common stock of the Reorganized Company.

3. Number of shares of the Reorganized Company to be subject to the stock acquisition rights

   The number of shares shall be the Number of Shares adjusted within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization ("Number of Shares After Succession"). Provided, however, that fractions of less than one (1) share arising from such adjustment shall be discarded.

4. Exercise period of the stock acquisition rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (2) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (2) above.

5. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

   Those matters shall be determined according to (3) above.

6. Value of the assets to be contributed upon the exercise of the stock acquisition rights

   The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount obtained by adjusting the Exercise Price within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization by the Number of Shares After Succession.

7. Other conditions of exercising the stock acquisition rights and reasons for the acquisition of the stock acquisition rights

   Those conditions and reasons shall be determined according to (6) and (7) above.

8. Restrictions on the assignment of the stock acquisition rights

   The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Reorganized Company.

(9) Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

(10) Certificates of the stock acquisition rights

No certificates of the stock acquisition rights shall be issued.

Exhibit 10

## Terms of the Third Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the Third Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the Third Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of common stock of the Company. If Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Number of Shares shall be adjusted in accordance with the following formula.

| Number of Shares after adjustment | = | Number of Shares before adjustment | x | Split/ consolidation) ratio |
|---|---|---|---|---|

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or any other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(3) Exercise Period of the stock acquisition rights

From April 1, 2009 to June 30, 2011

(4) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital, etc. referred to above.

(5) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(6) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if Koei conducts a stock split or stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

In case Koei issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of Koei and exercise of stock acquisition rights which may demand delivery of Koei's common stock (including those attached to bonds with stock acquisition rights)) on or after November 18, 2008 prior to the formation of the Company or the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)) after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

Exercise Price = Exercise Price x Number of + Number of x Amount to newly issued shares | be paid per share

outstanding shares + (newly issued shares × be paid per share) / Market price per share

after adjustment | before adjustment | ——————————————————————

Number of outstanding shares + Number of newly issued shares

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock held by Koei or the Company from the total number of outstanding common stock of Koei or the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

(7) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised.
   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliate at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliate to which he/she is employed, such stock acquisition rights Holder may not exercise the stock acquisition rights.
3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.
4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holder, pursuant to the resolution of the Board of Directors.

(8) Reasons for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately

stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
3. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(9) Issuance of new stock acquisition rights in case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer and terms and conditions thereof

In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of the company to survive after a merger or the company to be formed by a merger; the company to succeed all or part of the rights and obligations held by the company engaging in an absorption-type company split; the company to be formed by an incorporation-type company split; the company to acquire all of the outstanding shares of the company engaging in a share exchange; or the company to be formed by a share transfer (collectively "Reorganized Company") ("Reorganized Company's Stock Acquisition Rights") shall be delivered pursuant to the following terms and conditions. Provided, however, that the proposal for the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement which prescribes the delivery of the Reorganized Company's Stock Acquisition Rights in accordance with the following terms and conditions is approved at a shareholders' meeting.

Note

1. Number of the Reorganized Company's Stock Acquisition Rights to be delivered

   A number which is the same as the number of the stock acquisition rights held by the stock acquisition rights holders at the time the Reorganization becomes effective shall be delivered.
2. Class of shares of the Reorganized Company to be issued upon the exercise of the Reorganized Company's Stock Acquisition Rights

   The class of shares shall be common stock of the Reorganized Company.
3. Number of shares of the Reorganized Company to be subject to the Reorganized Company's Stock Acquisition Rights

   The number of shares shall be the Number of Shares adjusted within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization ("Number of Shares After

Succession"). Provided, however, that fractions of less than one (1) share arising from such adjustment shall be discarded.

4. Exercise period of the Reorganized Company's Stock Acquisition Rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (3) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (3) above.

5. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the Reorganized Company's Stock Acquisition Rights

   Those matters shall be determined according to (4) above.

6. Value of the assets to be contributed upon the exercise of each of the Reorganized Company's Stock Acquisition Rights

   The investment made upon the exercise of the Reorganized Company's Stock Acquisition Rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount obtained by adjusting the Exercise Price within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization by the Number of Shares After Succession.

7. Other conditions of exercising the Reorganized Company's Stock Acquisition Rights and reasons for the acquisition of the Reorganized Company's Stock Acquisition Rights

   Those conditions and reasons shall be determined according to (7) and (8) above.

8. Restrictions on the assignment of the Reorganized Company's Stock Acquisition Rights

   The acquisition of the Reorganized Company's Stock Acquisition Rights through assignment shall be subject to an approval of the Board of Directors of the Reorganized Company.

(10) Handling of fractions

Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

(11) Certificates of the stock acquisition rights

No certificates of the stock acquisition rights shall be issued.

3. Matters concerning reasonableness of the decisions regarding matters set forth in Items 5 and 6 of Article 773, Paragraph 1 of the Companies Act

(1) The Company and Tecmo have determined the ratio at which shares of common stock of their wholly-owning parent company "TECMO KOEI HOLDINGS CO., LTD." are to be delivered to respective shareholders of the Company and Tecmo, which will become wholly-owned subsidiaries of the said company, upon the establishment of the said company (the "Share Transfer Ratio"). The Share Transfer Ratio is as follows:

(i) Share Transfer Ratio

0.9 shares of common stock of "TECMO KOEI HOLDINGS CO., LTD." will be allotted and delivered per each share of common stock of Tecmo, and 1 share of common stock of "TECMO KOEI HOLDINGS CO., LTD." will be allotted and delivered per each share of common stock of the Company. If the number of shares of common stock of "TECMO KOEI HOLDINGS CO., LTD." which is to be delivered to a shareholder of Tecmo or of the Company through the Share Transfer contains any fraction less than one share, "TECMO KOEI HOLDINGS CO., LTD." will pay the relevant shareholder a cash amount corresponding to such fractional portion less than one share, pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

The above Share Transfer Ratio is subject to change upon consultation between the Company and Tecmo in the event of the occurrence of any material change to the conditions upon which the calculations are based.

One unit of shares of "TECMO KOEI HOLDINGS CO., LTD." shall consist of 100 shares.

Accordingly, the number of new shares in "TECMO KOEI HOLDINGS CO., LTD." to be delivered through the Share Transfer is scheduled to be 89,771,691 shares of common stock.

The above number has been calculated based on the sum of the total number of issued and outstanding shares in Tecmo as of June 30, 2008 (24,279,316 shares) and the total number of issued and outstanding shares in the Company as of September 30, 2008 (69,670,750 shares). However, the treasury shares held by Tecmo and the Company (Tecmo: 725,524 shares as of June 30, 2008; the Company: 1,097,471 shares as of September 30, 2008) have been excluded in calculating the above number because the Company and

Tecmo plan to cancel their respective treasury shares held as of the day preceding the effective date of the Share Transfer (the "Effective Date of Share Transfer"), to the extent practicable.

The two companies may respectively acquire new treasury shares on or before the day preceding the Effective Date of Share Transfer, and plan to cancel such treasury shares as well, to the extent practicable. In that case, the number of new shares to be delivered by "TECMO KOEI HOLDINGS CO., LTD." may be changed. In addition, in the case where stock acquisition rights in the Company or Tecmo are exercised no later than immediately before the Effective Date of Share Transfer, the number of new shares to be delivered by "TECMO KOEI HOLDINGS CO., LTD." may be changed.

(ii) Grounds for Calculation of Share Transfer Ratio

i. Basis of Calculation

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, Tecmo and the Company appointed GCA Savvian Corporation ("GCAS") and Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC") as their respective financial advisers for the management integration, and requested each of them to calculate the Share Transfer Ratio. Tecmo and the Company received share transfer ratio calculation reports from GCAS and Daiwa Securities SMBC, respectively.

GCAS used the average market price analysis, the comparable company analysis and the discounted cash flow (DCF) analysis as the analysis methods with respect to Tecmo and the Company, after analyzing the terms and conditions of the Share Transfer as well as the results of the financial, tax-related and legal due diligence, in order to conduct a comprehensive analysis of the market prices of the stock and future earning capabilities, among other factors, of both companies.

The results derived from each of the principal analysis methods are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation ranges of shares of common stock of Tecmo as against one share of common stock of the Company):

| | Calculation Method | Valuation Range of Share Transfer Ratio |
|---|---|---|
| (i) | Average market price analysis | 1: 0.69 - 0.75 |
| (ii) | Comparable company analysis | 1: 0.61 - 0.84 |
| (iii) | DCF analysis | 1: 0.74- 1.01 |

In conducting the calculation of the Share Transfer Ratio through the average market price analysis, GCAS employed November 14, 2008 as the valuation date, and taking into consideration the period after the announcement of consideration of management integration of the Company and Tecmo on September 4, 2008 and the period after the announcement of revision of Tecmo's forecast for the fiscal year ending December 31, 2008 released on October 14, 2008, GCAS employed the average closing prices per share during the one month (from October 15, 2008 to November 14, 2008) and the two months (from September 16, 2008 to November 14, 2008) immediately preceding the valuation date.

GCAS, in submitting its report on the calculation of the Share Transfer Ratio and conducting the analysis upon which such report is based, relied upon the information furnished by the Company and Tecmo, publicly available information and other materials in their original form, in principle. GCAS assumed the accuracy and completeness of all such information and materials, and has not independently verified such accuracy and completeness. GCAS has not independently valued, appraised or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of the Company and Tecmo and of their respective subsidiaries and affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, GCAS assumed that the financial forecasts of the Company and Tecmo were reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

On the other hand, Daiwa Securities SMBC used the market price analysis and the DCF analysis as the analysis methods with respect to the Company and Tecmo, after analyzing the terms and conditions of the Share Transfer as well as the results of the financial, tax-related and legal due diligence, in order to conduct a comprehensive analysis of the market prices of the stock and future earning capabilities, among other factors, of both companies.

The results derived from each of the principal analysis methods are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation ranges of shares of common stock of Tecmo as against one share of common stock of the Company):

| | Calculation Method | Valuation Range of Share Transfer Ratio |
|---|---|---|
| (i) | Market price analysis | 1: 0.63 - 0.83 |
| (ii) | DCF analysis | 1: 0.83 - 0.99 |

In conducting the calculation of the Share Transfer Ratio through the market price analysis, Daiwa Securities SMBC employed November 14, 2008 as the valuation date, and considering the periods generally used for the calculation of average prices and the status of transactions of stocks of the Company and Tecmo on the market, Daiwa Securities SMBC employed the volume weighted average prices per share for the period from November 7, 2009, the business day following the date on which the Company released its interim results for the year ending March 31, 2009, to the valuation date and for the one-month, three-month and six-month periods immediately preceding the valuation date.

In using the DCF analysis, Daiwa Securities SMBC assessed the business value of each of the Company and Tecmo by discounting future cash flows from their respective business assets to the present value at a certain discount rate, and calculated the value per share. The business plans of both companies, which formed the basis of the calculation by the use of DCF analysis, are based on projections reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

Daiwa Securities SMBC, in submitting its report on the calculation of the Share Transfer Ratio and conducting the analysis upon which such report is based, relied upon the information furnished by the Company and Tecmo, publicly available information and other materials in their original form, in principle. Daiwa Securities SMBC assumed the accuracy and completeness of all such information and materials, and has not independently verified such accuracy and completeness. Daiwa Securities SMBC has not independently valued, appraised or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of the Company and Tecmo and of their respective subsidiaries and affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, Daiwa Securities SMBC assumed that the financial forecasts of the Company and Tecmo were reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

ii. Background of Calculation

As described above, Tecmo and KOEI requested GCAS and Daiwa Securities SMBC, respectively, to conduct a calculation of the Share Transfer Ratio for the Share Transfer, and with reference to the results of such third party financial advisors' calculations, comprehensively considered such factors as the financial and asset conditions and future forecasts of each company. As a result of prudent discussions with respect to the Share Transfer Ratio, the Company and Tecmo reached the conclusion and agreed that the Share Transfer Ratio set forth above is appropriate. Following this, the respective boards of directors of the Company and Tecmo resolved, at their respective meetings held on November 18, 2008, to approve (i) the preparation of the "Share Transfer Plan" concerning the Share Transfer, under which the Share Transfer Ratio between the

Company and Tecmo shall be 1 to 0.9, and (ii) the conclusion of the "Integration Agreement."

iii. Relationship with Financial Advisors

Neither of the financial advisors GCAS and Daiwa Securities SMBC is a related party of the Company or Tecmo.

(2) In establishing "TECMO KOEI HOLDINGS CO., LTD." through the Share Transfer, the Company and Tecmo have determined the amounts of the paid-in capital, reserves, etc. of "TECMO KOEI HOLDINGS CO., LTD.," as stated below.

(i) The amounts of the paid-in capital, reserves, etc. of "TECMO KOEI HOLDINGS CO., LTD." are as follows:

(a) Amount of Paid-in Capital: JPY 15 billion
(b) Amount of Capital Reserve: JPY 5 billion
(c) Amount of Earned Reserve: JPY 0
(d) Amount of Capital Surplus: the amount obtained by deducting the sum of (a) and (b) above from the amount of paid-in capital under incorporation-type reorganization as prescribed in Article 83, Item 1 of the Corporate Accounting Regulations.

(ii) The amounts of the paid-in capital, reserves, etc. of "TECMO KOEI HOLDINGS CO., LTD." as set out above were determined upon consultation between the Company and Tecmo after comprehensive consideration and review of the capital policies of "TECMO KOEI HOLDINGS CO., LTD." after its incorporation, amongst other factors, within the scope of the provisions of Article 83 of the Corporate Accounting Regulations.

4. Matters concerning reasonableness of the decisions regarding matters set forth in Items 9 and 10 of Article 773, Paragraph 1 of the Companies Act with respect to the stock acquisition rights as prescribed in Article 808, Paragraph 3, Item 3 of the Companies Act issued by the Company and Tecmo

In light of the Share Transfer Ratio as well as the terms of the respective stock acquisition rights issued by the Company and Tecmo as set out in (1) through (4) below, and from the viewpoint of equally protecting the rights of the holders of common stocks of both companies and those of the holders of each series of such stock acquisition rights, the Company and Tecmo have decided, upon consultation, to deliver to the holders of such stock acquisition rights, the relevant series of stock acquisition rights of "TECMO KOEI HOLDINGS CO., LTD." in exchange for the stock acquisition rights held by such holders on such terms and at such ratios as specified in (1) through (4) below.

(1) To each holder of Tecmo, Ltd. The Second Stock Acquisition Rights (the terms of which are as described in Exhibit 3 to the Share Transfer Plan), one (1) Fourth Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 4 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

(2) To each holder of KOEI Co, Ltd. The Second Stock Acquisition Rights (the terms of which are as described in Exhibit 5 to the Share Transfer Plan), one (1) First Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 6 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

(3) To each holder of KOEI Co, Ltd. The Third Stock Acquisition Rights (the terms of which are as described in Exhibit 7 to the Share Transfer Plan), one (1) Second Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 8 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

(4) To each holder of KOEI Co, Ltd. The Fourth Stock Acquisition Rights (the terms of which are as described in Exhibit 9 to the Share Transfer Plan), one (1) Third Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 10 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

5. Contents of Tecmo's financial statements and supplementary schedules thereto for the year ended December 31, 2007

The contents of Tecmo's financial statements and supplementary schedules thereto for the year ended December 31, 2007 are as described in "Attached Materials Concerning First Item of Agenda (Matters concerning Tecmo, Ltd. for the year ended December 31, 2007) - Separate Volume of Reference Documents for General Meeting of Shareholders."

6. Matters prescribed in Article 74 of the Regulations for Enforcement of the Companies Act concerning the candidates for Directors of "TECMO KOEI HOLDINGS CO., LTD."

The candidates for Directors of "TECMO KOEI HOLDINGS CO., LTD." are as follows:

| Name (Date of Birth) | | Background, Titles, Responsibilities and Representation of Other Corporations or Entities | (1) No. of shares held in the Company (2) No. of shares held in Tecmo (3) No. of shares in "TECMO KOEI HOLDINGS CO., LTD." to be allotted | |
|---|---|---|---|---|
| Yasuharu Kakihara (December 30, 1970) | May 1999 | Worked as a clinical resident at the Second Department of Surgery of Dokkyo Medical University Hospital.. | (1) | 0 |
| | | | (2) | 333,440 |
| | | | (3) | 300,096 |
| | Oct. 2000 | Worked as a clinical resident at the Cancer Institute Hospital of Japanese Foundation for Cancer Research. | | |
| | May 2001 | Worked at the Second Department of Surgery of Dokkyo Medical University Hospital. | | |
| | Jun. 2001 | Appointed Auditor of Tecmo. | | |
| | Jun. 2004 | Appointed Director of Tecmo. | | |
| | Mar. 2006 | Appointed Director of Tecmowave, Ltd. (present post). | | |
| | Jul. 2006 | Appointed Chairman of the Management Committee of Tecmo (present post). | | |
| | Mar. 2007 | Appointed Representative Director and Chairman of the Board of Tecmo. | | |
| | Sep. 2008 | Appointed Representative Director, Chairman of the Board and President of Tecmo (present post). | | |
| Kenji Matsubara (February 16, 1962) | Apr. 1986 | Joined Hitachi, Ltd. | (1) | 390 |
| | Dec. 2001 | Joined the Company. | (2) | 0 |
| | Jan. 2002 | Appointed Executive Officer of Software Department 4 of the Company. | (3) | 390 |
| | Mar. 2007 | Appointed Representative Director and | | |

| | | | | |
|---|---|---|---|---|
| | | President of ERGOSOFT Corp. (present post); Representative Director and President of KOEI CAPITAL Co., Ltd. (present post); Board Director, President and COO of KOEI Corporation (State of California, USA) (present post); and Vice-President of BEIJING KOEI SOFTWARE Co., Ltd. (present post). | | |
| | Apr. 2007 | Appointed Senior Managing Executive Officer and General Manager of GAMECITY Division of the Company; Board Director, President and COO of KOEI Ltd. (United Kingdom) (present post); Board Director and President of KOEI France SAS (present post); Representative Director of KOEI KOREA Corporation (present post); Director of TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc. (present post); President and COO of KOEI CANADA Inc.; and Board Director, President and COO of KOEI ENTERTAINMENT SINGAPORE Pte. Ltd. (present post). | | |
| | Jun. 2007 | Appointed President and COO, and General Manager of GAMECITY Division of the Company (present post); and Director of KOEI NET Co., Ltd. (present post). | | |
| | Mar. 2008 | Appointed Board Director, President and COO of KOEI CANADA Inc. (present post). | | |
| Yoichi Erikawa (October 26, 1950) | Jul. 1978 | Founded the Company and assumed the office of President. | (1)<br>(2)<br>(3) | 2,027,455<br>85,000<br>2,103,955 |
| | Mar. 1989 | Appointed President of Koyu Ltd. (currently known as Koyu Corporation). | | |
| | Apr. 1999 | Appointed Chairman of the Company. | | |
| | Jun 2001 | Appointed Director & Chief Advisor of the Company. | | |
| | Jun. 2005 | Granted the title of Founder, Director & Chief Advisor of the Company (present post). | | |
| Keiko Erikawa (January 3, | Jul. 1978 | Appointed Senior Managing Director of the Company. | (1)<br>(2)<br>(3) | 1,939,505<br>0<br>1,939,505 |
| | Jun. 1992 | Appointed Executive Vice President of the | | |

| | | | | |
|---|---|---|---|---|
| 1949) | | Company. | | |
| | Apr. 1999 | Appointed President of the Company. | | |
| | Jun. 2000 | Appointed Vice Chairman of KOEI NET Co., Ltd. | | |
| | Nov. 2000 | Appointed President of TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc. | | |
| | Jun. 2001 | Appointed Chairman of the Company; Chairman of KOEI NET Co., Ltd.; Board Director, Chairman and CEO of KOEI Corporation (State of California, USA); and Board Director, Chairman and CEO of KOEI CANADA Inc. | | |
| | Aug. 2001 | Appointed Senior Managing Director of Koyu Corporation (present post). | | |
| | Apr. 2002 | Appointed Chairman of ERGOSOFT Corp.; and Chairman of KOEI CAPITAL Co., Ltd. (present post). | | |
| | Aug. 2002 | Appointed Board Director, Chairman and CEO of KOEI Ltd. (United Kingdom) | | |
| | Dec. 2002 | Appointed Representative Director of KOEI KOREA Corporation. | | |
| | Aug. 2004 | Appointed Board Director, Chairman and CEO of KOEI ENTERTAINMENT SINGAPORE Pte. Ltd. | | |
| | Jan. 2005 | Appointed Board Director Chairman of KOEI France SAS. | | |
| | Jun. 2005 | Granted the title of Founder & Chairman of the Company. | | |
| | Apr. 2006 | Granted the title of Founder & Chairman Emeritus of the Company (present post); and Director & Chairman Emeritus of KOEI NET Co., Ltd. | | |
| Kazuyoshi Sakaguchi (February 20, 1958) | Apr. 1980 | Joined Nomura Securities Co., Ltd. | (1) | 0 |
| | Dec. 1998 | Joined Fuji Securities, Inc. (currently known as Mizuho Securities Co., Ltd.) | (2) | 1,000 |
| | | | (3) | 900 |
| | Mar. 2003 | Joined Tecmowave, Ltd. and appointed Director. | | |
| | Jun. 2003 | Appointed Director of Tecmo. | | |
| | Jun. 2004 | Appointed Managing Director of Tecmo and | | |

| | |
|---|---|
| | Managing Director of Tecmowave, Ltd. |
| Apr. 2005 | Appointed Representative Senior Managing Director of Tecmowave, Ltd. |
| Jan. 2006 | Appointed Representative Director and President of Tecmowave, Ltd. (present post). |
| Nov. 2008 | Appointed Managing Executive Officer of Tecmo (present post). |

(Note) 1. Mr. Kazuyoshi Sakaguchi also holds the post of the representative director and president of Tecmowave, Ltd., which has a business relationship, including lease of real estates, with Tecmo.

2. None of the above candidates other than Mr. Kazuyoshi Sakaguchi has any special interests with the Company or Tecmo.

7. Matters prescribed in Article 76 of the Regulations for Enforcement of the Companies Act concerning the candidates for Auditors of "TECMO KOEI HOLDINGS CO., LTD."

The candidates for Auditors of "TECMO KOEI HOLDINGS CO., LTD." are as follows:

| Name (Date of Birth) | | Background, Titles, Responsibilities and Representation of Other Corporations or Entities | (1) No. of shares held in the Company (2) No. of shares in Tecmo held (3) No. of shares in "TECMO KOEI HOLDINGS CO., LTD" to be allotted |
|---|---|---|---|
| Nobutaka Osada (Jan. 19, 1941) | Apr. 1965 | Joined Kanebo Harris Kabushiki Kaisha. | (1) 0<br>(2) 110,020<br>(3) 99,018 |
| | Jan. 1971 | Joined Teikoku Kanzai Kabushiki Kaisha (currently known as Meizendo Kabushiki Kaisha). | |
| | Oct. 1979 | Appointed Director and Head of Sales Division of TEHKAN LTD. (currently known as Meizendo Kabushiki Kaisha). | |
| | Dec. 1982 | Appointed Representative Director and President of Tecmo (then with the trade name of Kabushiki Kaisha Tehkan Electronics). | |
| | Apr. 1987 | Appointed Director and Head of Sales Division of Tecmo. | |
| | Jun 1990 | Appointed Managing Director of Tecmo. | |
| | Apr. 1992 | Appointed Senior Managing Director and Head of International Division of Tecmo. | |
| | Sep. 1993 | Appointed Head of Consumer Business Division of Tecmo. | |
| | Jun. 1994 | Given additional post of Head of Sales Development Division of Tecmo. | |
| | Apr. 1996 | Appointed Officer in Charge of Sales of Tecmo. | |
| | Jun. 1997 | Appointed Head of Sales Development Division of Tecmo. | |
| | Jun. 1998 | Appointed Officer in Charge of Management Planning Office of Tecmo. | |

| | | | | |
|---|---|---|---|---|
| | Apr. 1999 | Appointed Officer in Charge of Sales Development Division of Tecmo. | | |
| | Apr. 2000 | Appointed Officer in Charge of Amusement Business Division (currently known as Tecmowave, Ltd.) of Tecmo. | | |
| | Jun. 2002 | Appointed Standing Auditor of Tecmo. | | |
| | Jun. 2003 | Appointed Representative Senior Managing Director of Tecmowave, Ltd. | | |
| | Jun. 2004 | Appointed Director of Tecmo (present post). | | |
| | Jan. 2006 | Appointed Representative Director and President of Tecmowave, Ltd. | | |
| | Mar. 2007 | Appointed Director and Vice-Chairman of Tecmowave, Ltd. | | |
| | | Appointed Director and Chairman of Tecmowave, Ltd. (present post). | | |
| Satoru Morishima (January 2, 1947) | Apr. 1969 | Joined Toyo Engineering Corporation. | (1) | 0 |
| | Dec. 2000 | Joined the Company. | (2) | 0 |
| | Mar. 2001 | Appointed Senior Manager of Finance Department of the Company. | (3) | 0 |
| | Jun. 2002 | Appointed Standing Corporate Auditor (present post). | | |
| Chiomi Yamamoto (November 26, 1941) | Apr. 1961 | Joined the Kumamoto Regional Taxation Bureau. | (1) | 0 |
| | | | (2) | 0 |
| | Mar. 1973 | Joined the Tokyo Regional Taxation Bureau. | (3) | 0 |
| | Jul. 1974 | Joined the National Tax Agency. | | |
| | Jul. 1994 | Appointed Deputy District Director of Koto Nishi Tax Office. | | |
| | Jul. 1999 | Appointed District Director of Nishiarai Tax Office. | | |
| | Aug. 2000 | Established Yamamoto Chiomi Tax Accountant Office (present post). | | |
| | Mar. 2005 | Appointed Auditor of Tecmowave, Ltd. | | |
| | Sep. 2007 | Appointed Standing Auditor of Tecmowave, Ltd. (present post). | | |
| Takashi Ouchi (May 21, 1941) | Apr. 1964 | Joined The Bank of Yokohama, Ltd. | (1) | 0 |
| | Oct. 1978 | Appointed Head of Hong Kong Representative Office of The Bank of Yokohama, Ltd. | (2) | 0 |
| | | | (3) | 0 |
| | Jul. 1980 | Appointed Deputy President of Yokohama Asia | | |

| | |
|---|---|
| | Limited (HK). |
| Nov. 1983 | Appointed General Manager of Miyuki Branch of the Bank of Yokohama, Ltd. |
| Aug. 1988 | Appointed General Manager, International Department of Hamagin Research Institute, Ltd. |
| May 1989 | Appointed Senior Deputy General Manager, of National Australia Bank, Tokyo Branch. |
| Mar. 2002 | Appointed General Manager, Administration of Koyu Corporation. |
| Oct. 2002 | Appointed General Manager, Administration of Koyu Eagle Vines Corporation. |
| Jun. 2005 | Appointed Corporate Auditor of KOEI NET Co., Ltd. |
| Jun. 2008 | Appointed Corporate Auditor of the Company (present post). |

(Note) 1. None of the above candidates has special interests with the Company or Tecmo.

2. Mr. Chiomi Yamamoto and Mr. Takashi Ouchi are candidates for Outside Auditors as stipulated in Article 2, Paragraph 3, Item 8 of the Regulations for Enforcement of the Companies Act.

3. Reasons for selecting Mr. Chiomi Yamamoto and Mr. Takashi Ouchi as candidates for Outside Auditors

(1) The board of directors recommends the election of Mr. Chiomi Yamamoto as an Outside Auditor based on the judgment that Mr. Yamamoto, who has considerable experience as a national government employee and tax accountant, will be able to reflect his viewpoint as a person independent of the Company in the auditing of the Company and appropriately execute his duties from a professional standpoint. For similar reasons, the board of directors has judged that Mr. Yamamoto will appropriately perform his duties as an Outside Auditor, although he has no experience of direct involvement in the management of a corporation.

(2) The board of directors recommends the election of Mr. Takashi Ouchi as an Outside Auditor based on the expectation that he will be able to reflect his considerable experiences, track record and insight regarding finance (including international financial transactions) in the auditing of "TECMO KOEI HOLDINGS CO., LTD."

8. Matters prescribed in Article 77 of the Regulations for Enforcement of the Companies Act concerning the candidate for Accounting Auditor of "TECMO KOEI HOLDINGS CO., LTD."

The candidate for Accounting Auditor of "TECMO KOEI HOLDINGS CO., LTD." is as follows:

(As of June 30, 2008)

| | | |
|---|---|---|
| Name | KPMG AZSA & Co. | |
| Location of Principal Office | AZSA Center Building, 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo | |
| Profile | Number of Personnel | 4,660 |
| | (Breakdown) | Certified Public Accountants: 1,889<br>Junior Certified Public Accountants: 626<br>Newly certified: 1,039<br>Administration: 1,106 |
| History | Jul. 1985 | Asahi Shinwa Audit Corporation was formed. |
| | Oct. 1993 | Asahi & Co. was formed through merger with Inoue Saito Eiwa Audit Corporation (formed in April 1978). |
| | Jan. 2004 | KPMG AZSA & Co. was formed through merger with AZSA & Co. (formed in February 2003). |

9. Matters concerning resolution of this agenda item

This agenda item shall become effective subject to the approval of the respective general meetings of shareholders of the Company and Tecmo as provided for in Article 8 of the Share Transfer Plan, and subject to the approval of the relevant governmental or other authorities, if such approval is required by applicable law.

In the event that the Share Transfer loses its effect pursuant to Article 11 (Effect of this Share Transfer Plan) of the Share Transfer Plan, the resolution of this agenda item shall become invalid.

(Translation)

# Reference Documents for General Meeting of Shareholders

## Supplement

## Attached Materials for First Item

## (Matters Relating to Tecmo, Ltd.

## As of and for the year ended December 2007)

Business Report
Consolidated Balance Sheet
Consolidated Statements of Income
Consolidated Statement of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements
Balance Sheet
Statement of Income
Statement of Changes in Shareholders' Equity
Notes to the Non-consolidated Financial Statements
Audit Report of the Accounting Auditor concerning Consolidated Financial Statements (Certified Copy)
Audit Report of the Accounting Auditor (Certified Copy)
Audit Report of the Board of Corporate Auditors (Certified Copy)

**Koei Co., Ltd.**

**Rule 802 Legend**

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(Attachment)

# Business Report

(From January 1, 2007 to December 31, 2007)

1. Current Condition of the Corporate Group
   (1) Condition of Business Operations for the Current Fiscal Year
      (i) Business Development and Results

Our Group provides contents and services in the content development and distribution businesses (both game business, and business device and software business) consistently from consumer point of view, and has aimed to be supported by our customers because of our excellent technical strength and abilities to make proposals which meet customers' needs. In our Online Game Mobile Contents business, we have deployed our online game platform business called "Lievo" services on a full-scale basis in October 2006. The number of game titles we provide has been steadily increasing, and more than 10 titles are now in service. In our Rights business, we are promoting our original character merchandising. On the other hand, we have endeavored to create attractive shops in our Amusement Facility Operation business.

As a result, we recorded ¥12,047 million in Net sales (an increase of ¥419 million from the previous consolidated fiscal year), ¥1,886 million in Operating income (an increase of ¥662 million from the consolidated previous year), ¥1,975 million in Ordinary income (an increase of ¥611 from the consolidated previous year), and ¥991 million in Net income (an increase of ¥177 million from the consolidated previous year).

We discuss our performance by business segment.

(Game Business Segment)
We distributed a total of 1,349 thousand pieces (a decrease of 100 thousand pieces from the previous consolidated fiscal year) of software during the current consolidated fiscal year. By region, we distributed 482 thousand, 507 thousand and 359 thousand pieces of software in Japan, the United States, and European and other markets, respectively. We launched "NINJA GAIDEN Σ" software for PlayStation 3 globally and recorded strong sales. "DS Nishimura Kyotaro Suspense" software for Nintendo DS launched in Japan was also widely accepted by women, and middle-aged and older customers that have not ever been Tecmo users. In addition, "DEAD OR ALIVE 4 PLATINUM HITS" software for Xbox360 which was launched in Japan and North American market remained strong. As a result, the segment marked ¥4,439 million in Net sales (an increase of ¥47 million from the previous consolidated fiscal year) and ¥847 million in Operating income (an increase of ¥551 million from the previous consolidated fiscal year).

(Online Game Business Segment)
This segment started to provide services in October 2006. We started "WarRock" and "Gallop Racer Online" services in "Lievo", an online game platform business, and introduced "The Lord of the Rings Online Shadows of Angmar" as the first package of "Lievo." The segment also promoted expansion of online game business into Asian and Oceania regions. As a result, the segment marked ¥642 million in Net sales (an increase of ¥452 million from the previous

consolidated fiscal year) and ¥353 million in Operating income (an increase of ¥235 million from the previous consolidated fiscal year).

(Mobile Content Business Segment)
This segment has constantly provided "Otakara Dungeon RPG" and "Otakara Quest RPG" distribution services through mobile *pachislo* sites known as "NET-FUN Mobile" and "Tecmo's Game." As a result, the segment marked ¥900 million in Net sales (a decrease of ¥7 million from the consolidated fiscal year) and ¥255 million in Operating income (an increase of ¥1 million from the consolidated fiscal year).

(Business Device and Software Business Segment)
This segment has developed business strategies focused on contract development of liquid crystal display software for *pachinko* and *pachislo* machines. For the current consolidated fiscal year, the segment launched, among others, "Rio Paradise" and "Harem Ace" liquid crystal display software for pachislo machines, and "Tensai Bakabon CLASSIC" liquid crystal display software for *pachinko* machines. As a result, the segment marked ¥1,373 million in Net sales (an increase of ¥6 million from the previous consolidated fiscal year) and ¥730 million in Operating income (a decrease of ¥242 million from the previous consolidated fiscal year).

(Rights Business Segment)
As a result of promoting our original character merchandising initiatives, this segment marked ¥161 million in Net sales (a decrease of ¥77 million from the previous consolidated fiscal year) and ¥72 million in Operating income (a decrease of ¥43 million from the previous consolidated fiscal year).

(Amusement Facility Operation Business Segment)
The environment surrounding the amusement facility operation business has become even fiercer in the wake of expansion of the home-use game machine market. However, this segment promoted measures to increase sales at the existing stores and shops, and endeavored to strengthen the used amusement machine distribution business and reduce costs. As a result, the segment marked ¥4,528 million in Net sales (a decrease of ¥2 million from the previous consolidated fiscal year) and ¥316 million (an increase of ¥32 million from the previous consolidated fiscal year).

(ii) Capital Expenditures

The Company's total capital expenditures amounted to ¥152 million for the current consolidated fiscal year. The Company spent ¥88 million to acquire the game business and other content development machines, and ¥16 million in facilities of Amusement Facility Operation Business segment. These capital expenditures were funded by internally generated funds.

(iii) Financing

At Tecmowave, Ltd., the Company's consolidated subsidiary, the meeting of its Board of Directors held on January 31, 2007 adopted the resolution for execution of the certain sale and leaseback agreement for the store machines and interior furnishing assets for the main purposes of making the fixed asset management operations more effective and improving the Company's cash flow, and this agreement was executed on the date mentioned below:

| | |
|---|---|
| Counterparty: | Sumitomo Mitsui Banking Corporation Lease Co., Ltd. |
| Contract date: | February 28, 2007 |
| Properties: | Store machines and interior furnishing assets |
| Transfer price: | ¥997,561 thousand |
| Term of lease: | 2 years for store machines and 5 years for interior furnishing assets |

(iv) Future Challenges

For the next fiscal year, the Company will enter the third year of its Medium-Term Management Plan, and will proactively tackle with creation of customers and expansion of business spheres such as online game business through introduction of new titles.

The themes each of our segments will address are as follows:

a. Game Business Segment:

We will introduce strategic titles and new titles for all platforms ranging from the next-generation console games, such as PS3, Xbox360 and Wii, to hand-held game machines, such as Nintendo DS and PSP.

b. Online Game and Mobile Content Business Segment:

We will put our originally developed content services on track and work on global development of those services.

c. Business Devices and Software Business Segment:

We will work on development of new titles of liquid crystal display software for *pachinko* and *pachislo* machines.

d. Rights Business Segment:

We will work on expansion of product lineup and exploitation of overseas market.

e. Amusement Facility Operation Business Segment:

We will improve the ability of our store in Toyosu to attract customers, and will revitalize the existing stores and shops and further reinforce our amusement machine and product distribution businesses.

(2) Condition of Assets and Profit/Loss for the Last Three Fiscal Years

| | (39th) FY2004 | (40th) FY2005 | (41st) FY2006 | (42nd-Current) FY2007 |
|---|---|---|---|---|
| Net sales (Millions of yen) | 7,926 | 12,277 | 11,628 | 12,047 |
| Operating income (Millions of yen) | 1,177 | 850 | 1,223 | 1,886 |
| Ordinary income (Millions of yen) | 1,201 | 1,220 | 1,363 | 1,975 |
| Net income (Millions of yen) | 1,434 | 617 | 813 | 991 |
| Net income per share (Yen) | 59.39 | 24.90 | 32.76 | 40.68 |
| Total assets (Millions of yen) | 23,512 | 26,106 | 25,839 | 25,620 |
| Net assets (Millions of yen) | 19,410 | 19,946 | 21,200 | 21,512 |
| Net assets value per share (Yen) | 784.43 | 802.37 | 813.83 | 834.77 |

(Notes) Net income per share and net assets value per share are calculated based on the average number of issued and outstanding shares during the current fiscal year and the total number of issued and outstanding shares at the year-end, respectively. The Company conducted the stock split to split up 1 share into 1.3 shares effective November 29, 2004, and Net income per share for the 39th fiscal year was calculated as if such stock split had took place at the beginning of the fiscal year.

(3) Principal Nature of Business (as of December 31, 2007)

(i) Planning, development, research, and sale of home-use computer game software;

(ii) Planning, development, research, and sale of online games;

(iii) Planning, development, research, and sale of contents for mobile terminals;

(iv) Planning, development, research, and sale of liquid crystal display software for *pachinko* and *pachislo* machines;

(v) Planning of character merchandising goods and right management for character merchandising contents business;

(vi) Planning, development and operation of amusement facilities;

(vii) Planning, development and operation of mobile soccer contents; and

(viii) Purchase, sale, lease, brokerage and management of real estates.

(4) Principal Business Offices (as of December 31, 2007)

(i) Company:

| Name | Location |
|---|---|
| Head Office | 4-1-34, Kudan-Kita, Chiyoda-ku, Tokyo |
| Hiei Kudan Kita Building (Head Office) | 7th Floor, Hiei Kudan Kita Building<br>4-1-3, Kudan-Kita, Chiyoda-ku, Tokyo |
| Ichigaya KT Building I Office | 5th Floor, Ichigaya KT Building I<br>4-7-16, Kudan-Minami, Chiyoda-ku, Tokyo |
| Kojimachi Office | 4th Floor, Kojimachi Building |

| | |
|---|---|
| | 3-3-6, Kudan-Minami, Chiyoda-ku, Tokyo |
| Nippon Building Office | 3rd and 4th Floor, Nippon Building, Kudan Annex<br>4-1-3, Kudan-Kita, Chiyoda-ku, Tokyo |
| Bancho Pompian Building Office | 5th Floor, Bancho Pompian Building<br>8-19, Yonbancho, Chiyoda-ku, Tokyo |
| Yonbancho Shinko Building Office | 2nd Floor, Yonbancho Shinko Building<br>8-14, Yonbancho, Chiyoda-ku, Tokyo |

(ii) Subsidiaries:

| Name | Location |
|---|---|
| TECMO, INC. | 23001 Hawthorne Blvd.Suite 205 Torrance, California 90505 U.S.A. |
| Tecmowave, Ltd. | 10th Floor, Nippon Building, Kudan Annex<br>4-1-3, Kudan-Kita, Chiyoda-ku, Tokyo |
| Ultra Soccer Net Communications, Ltd. | 3-4-3, Higashi-Ikebukuro, Toshima-ku, Tokyo |
| Super Brain Co., Ltd. | Tecmo Building, 4-1-34, Kudan-Kita, Chiyoda-ku, Tokyo |

(Notes) The head office of TECMO, INC. was relocated to the above-mentioned address from its previous address (21235, Hawthorne Blvd. Suite 205 Torrance, California 90503, U.S.A.) effective February 26, 2007.

## (5) Employees (as of December 31, 2007)

### (i) Number of Employees of Tecmo Group

| Number of employees | Increase/Decrease from the previous consolidated fiscal year-end |
|---|---|
| 470 employees | + 33 employees |

(Notes) Number of employees excludes 38 contract employees and 369 temporary employees.

### (ii) Number of Employees of the Company

| Category | No. of employees | Increase/decrease from the previous fiscal year-end | Average age | Average years of service |
|---|---|---|---|---|
| Male | 265 | +8 | 32.0 | 6.4 |
| Female | 48 | −3 | 28.7 | 3.7 |
| Total or average | 313 | +5 | 31.5 | 6.0 |

(Notes) Number of employees excludes 38 contract employees and 369 temporary employees.

## (6) Major Parent Company and Subsidiaries (as of December 31, 2007)

### (i) Relationship with Parent Company

Not applicable.

### (ii) Major Subsidiaries

| Company name | Capital | Voting Right Ratio of the Company | Principal Business |
|---|---|---|---|

| | | | |
|---|---|---|---|
| TECMO, INC. | US$4,020 thousand | 100% | Distribution of home-use computer game software products in North America |
| Tecmowave, Ltd. | ¥1,150 million | 60% | Planning, development and operation of amusement facilities |
| Ultra Soccer Net Communications, Ltd. | ¥244 million | −(Note) | Planning, development and operation of mobile soccer game contents |
| Super Brain Co., Ltd. | ¥250 million | 100% | Purchase, sale, lease, brokerage and management of real estates |

(Notes) Tecmowave, Ltd., one of the Company's consolidated subsidiaries, holds 93.5% voting rights of Ultra Soccer Net Communications, Ltd.

(7) Main Lenders and Amounts of Loans (as of December 31, 2007)

| Lenders | Outstanding Amounts of Loans (Millions of yen) |
|---|---|
| Sumitomo Mitsui Banking Corporation | 250 |
| Mizuho Bank, Ltd. | 135 |

2. Current Condition of the Company

(1) Shares (as of December 31, 2007)

(i) Total number of issuable shares: 30,000,000 shares

(ii) Total number of issued shares: 24,254,000 shares (excluding 625,091 treasury shares)

(iii) Number of shareholders: 6,393 (a decrease of 3,502 from the end of the previous fiscal year)

(iv) Major shareholders:

| Name of Shareholders | Investment in the Company | |
|---|---|---|
| | Number of shares held | Investment ratio |
| Kankyo Kagaku Co., Ltd. | 7,225,540 shares | 29.79% |
| Morgan Stanley & Company Inc. | 920,300 shares | 3.79% |
| Bear Stearns Clearing | 778,595 shares | 3.21% |
| Japan Trustee Services Bank, Ltd. (Trust Account 4) | 657,800 shares | 2.71% |
| MLP FS Custody | 526,098 shares | 2.17% |
| Kakihara Kagaku Gijutsu Kenkyu Zaidan Foundation | 500,000 shares | 2.06% |
| Sumitomo Mitsui Banking Corporation | 468,000 shares | 1.93% |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 468,000 shares | 1.93% |
| Maeda Corporation | 468,000 shares | 1.93% |
| JPMCB Omnibus US Pension Treaty Jasdec 380052 | 465,800 shares | 1.92% |

(Notes) Investment ratio is calculated by deducting 625,091 treasury shares.

(2) Stock Acquisition Rights (as of December 31, 2007)

(i) Stock acquisition rights held by the Company's officers as at the end of the current fiscal year

Not applicable.

(ii) Stock acquisition rights granted to the Company's employees in consideration of the performance of their duties

a. Number of stock acquisition rights issued:
2,984

b. Number of shares underlying the stock acquisition rights:
298,400 shares of Common Stock (100 shares for one stock acquisition right)

c. Amount payable for the stock acquisition rights:
No need to pay for the stock acquisition rights.

d. Value of the assets to be contributed upon the exercise of the stock acquisition rights:
JPY 1,100

e. Exercise Period of the stock acquisition rights:
From April 1, 2011 to March 31, 2014

f. Conditions for exercise of the stock acquisition rights:
- Stock acquisition holders are required to be employees at the time such rights are exercised.
- No exercise of less than one stock acquisition right shall be permitted.
- Pursuant to the resolution of the Board of Directors, other terms and conditions of the exercise of the rights shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holders.

g. Grant of the stock acquisition rights to employees or others of the Company:

| | Number of stock acquisition rights | Number of shares underlying the stock acquisition rights | Number of stock acquisition rights holders |
|---|---|---|---|
| Employees | 2,984 shares | 298,400 shares | 358 |

(iii) Other important matters regarding stock acquisition rights

Not applicable.

(3) Officers of the Company (as of December 31, 2007)

(i) Directors and Auditors

| Title | Name | Occupation |
|---|---|---|
| Chairman/Representative Director | Yasuharu Kakihara | |
| President/Representative Director | Yoshimi Yasuda | Chairman/Representative Director of TECMO, INC. |
| Director | Nobutaka Osada | |
| Director | Goro Saotome | Representative of Saotome Goro Law Office |

| | | |
|---|---|---|
| Director | Tsuyoshi Kurashita | Director of Kurashita Animal Hospital |
| Director | Takanori Kakihara | |
| Standing Auditor | Hikaru Ishimura | |
| Auditor | Kenji Tamazawa | Representative of Tamazawa Certified Tax Accountant Office |
| Auditor | Masaru Yamamoto | Yamamoto Masaru Certified Tax Accountant Tax Office |

(Notes) 1. The following three Directors are outside Directors: Messrs. Goro Saotome, Takeshi Kurashita and Takanori Kakihara.

2. Auditors Messrs. Kenji Tamazawa and Masaru Yamamoto are outside Auditors.

3. Standing Auditor Mr. Hikaru Ishimura had served as Accounting Director of the Company based on his longstanding experiences in the financial community and affluent financial knowledge and expert, and has a considerable level of financial and accounting expertise.

4. Auditor Kenji Tamazawa is permitted to practice as certified public accountant and certified tax accountant, and has a considerable level of financial and accounting expertise.

5. Auditor Masaru Yamamoto is permitted to practice as the certified tax accountant, and has a considerable level of financial and accounting expertise.

(ii) Aggregate amount of remmeration for Directors and Auditors

| Category | No. of paid persons | Amount paid |
|---|---|---|
| Directors | 6 | ¥ 63 million |
| (Outside Directors) | (3) | ¥ (4 million) |
| Auditors | 3 | ¥ 8 million |
| (Outside Auditors) | (2) | ¥ (2 million) |
| Total | 9 | ¥ 71 million |

(Notes) 1. The amount paid to the Directors does not include the amounts paid as salaries to employee Directors.

2. The 25th Annual General Meeting of Shareholders held on June 27, 1991 adopted the resolution that the limit on remuneration to Directors shall be JPY200 million a year.

3. The 28th Annual General Meeting of Shareholders held on June 29, 1994 adopted the resolution that the limit on remuneration to Auditors shall be JPY20 million a year.

4. The above-shown amount paid includes JPY2 million of compensation which was paid as a result of the abolition of the Directors Retirement Allowance Plan which was resolved at the 41st Annual General Meeting of Shareholders held on March 28, 2007.

(iii) Matters relating to outside Directors

a. Concurrent service at other entities, and the Company's relationship with other entities (for which each Director or Auditor performs executive duties):

Relationship with other entities: Not applicable.

b. Concurrent service at other entities: Not applicable.

c. Principal activities during the current fiscal year:

| | | Activities |
|---|---|---|
| Director | Goro Saotome | He attended 15 of 15 meetings of the Board of Directors held during the fiscal year. He expressed opinions from lawyer's viewpoint, and gave advice and recommendations as to the relevance and fairness of decisions made by the Board of Directors. |
| Director | Takeshi Kurashita | He attended 12 of 15 meetings of the Board of Directors held during the fiscal year. He gave remarks, as appropriate, and expressed appropriate opinions, based on his affluent experiences and expertise as the top executive of the animal hospital he operates. |
| Director | Takanori Kakihara | He attended 14 of 15 meetings of the Board of Directors held during the fiscal year. He made remarks, as appropriate, and expressed appropriate opinions, based on his affluent experiences and expertise as physician. |
| Corporate Auditor | Takanori Kakihara | He attended 11 of 15 meetings of the Board of Directors held during the fiscal year, and all of 10 meetings of the Board of Auditors. He made necessary remarks, as appropriate, in deliberations of agendas, from the professional viewpoints of certified public accountant and certified tax accountant. |
| Corporate Auditor | Kenji Tamazawa | He attended 14 of 15 meetings of the Board of Directors held during the fiscal year, and all of 10 meetings of the Board of Auditors. He made necessary remarks, as appropriate, in deliberations of agendas, from the professional viewpoints of certified tax accountant. |

(4) Accounting Auditor

(i) Name

KPMG AZSA & Co.

(ii) Amount of fees paid to the Accounting Auditor for the current fiscal year

| | Amounts paid |
|---|---|
| Audit fee under Article 2, Paragraph 1 of the CPA Act | ¥23 million |
| Total amount of money and other financial profits payable to the Accounting Auditor by the Company and its subsidiaries | ¥33 million |

(Notes) As the Company does not, and practically cannot, clearly divide the amounts of fees between the audit services under the Companies Act and the audit services under the Financial Instruments and Exchange Law in its audit agreement with its Accounting Auditor, the amounts of fees for the current fiscal year indicate the total amounts of fees for those audit services.

(iii) Policy of decision of dismissal or non-reappointment of the Accounting Auditor

If the Board of Directors determines that it is necessary to bring a proposal for dismissal or non-reappointment of the Accounting Auditor before the general meeting of shareholders due to any problem with the performance by the Accounting Auditor of their duties, the Board of Directors will do so with the consent of the Board of Auditors or upon request of the Board of Auditors.

If the Board of Auditors determines that the Accounting Auditor falls under the provision of Article 340, Paragraph 1 of the Companies Act, the Board of Auditors will dismiss the Accounting Auditor with the unanimous consent of the Auditors. In this case, the Auditor designated by the Board of Auditors will state the dismissal of the Accounting Auditor and reason(s) for the dismissal at the first general meeting of shareholders to be held after the dismissal.

(5) Matters Regarding Decision of Distribution of Retained Surplus

The Company believes that it is an important management policy to return profits to its shareholders. As a basic dividend policy, the Company has increased the stable dividend level by ¥5 from ¥15 to ¥20 during the current fiscal year. The Company will consider increasing its dividend level in view of the future business trend.

From the viewpoint of securing flexible performance of financial strategies, the Company's Articles of Incorporation provides that distribution of retained surplus and other matters set forth in each of Paragraph 1 of Article 459 of the Companies Act shall be determined pursuant to resolution of the Board of Directors, rather than resolution of the general meeting of shareholders, unless otherwise stipulated by law or ordinance.

The Board of Directors held on February 20, 2008 declared a dividend of stable dividend of ¥20, plus ¥5 of commemorative dividend for the 40th anniversary of its organization totaling ¥25.

Although the Board of Directors of the Company plans to declare a stable dividend of ¥20 for the next fiscal year, the Company will consider increasing a stable dividend level in view of business performance for the next fiscal year.

(6) System for Securing Appropriate Operation of Business

The following summarizes the decisions the Company has made as to the system for ensuring that Directors performs their duties and responsibilities in compliance with applicable laws and ordinances and the Company's Articles of Incorporation, and other system for securing appropriate operation of the Company's business.

(i) System for ensuring that Directors and employees perform their duties and responsibilities in compliance with applicable laws or ordinances and the Company's Articles of Incorporation:

The Company has established the compliance rules and set up the division supervising the management of such compliance rules as a whole. Also, the Company will maintain and build up its compliance training programs.

More specifically, the Company has set up the Management Committee under its Articles of Incorporation, and has appointed the lawyer as the Director, and the certified public accountants as the Auditors, from the standpoint of compliance. The Company has the written approval (*ringi*) system for important issues and spending of expenses over a certain amount. The Company holds an executive meeting in which the Directors, Auditors, Executive Officers and Division Managers attend once a week, thereby ensuring performance by its Directors and employees of their duties and responsibilities in compliance with applicable laws or ordinances, and the Company's Articles of Incorporation.

(ii) System for retention and management of information on performance of Directors of their duties:

The Company properly retains and manages information on performance of its Directors and employees of their duties under its Document Management Regulations. Also, the Company has established its information security management manuals and basic policy for protection of private information.

(iii) Risk of loss management regulations and other systems:

The Company has set up a section supervising the risk management as a whole through which we usually identify the risk Tecmo Group has, and maintain and improve the contingency action manuals. In case of emergency, we will set up the "Emergency Headquarters" to manage the crisis. With respect to investment or asset management over a certain amount, we also require the Board of Directors to adopt a resolution for its terms. In addition, we are improving our system for preventing divulgement of information, as well as our risk of loss management.

(iv) System ensuring that Directors may perform their duties effectively:

The Company has established the Board of Directors, the Management Committee, the Board of Auditors and the Executive Meeting, so that we can create the systems to ensure that Directors may perform their duties effectively through the mutual alliance of these organs to clarify their authorities and identify the direction and supervision systems.

(v) System which ensures the appropriate operations of the Tecmo group:

The Company has the compliance supervision segment and risk management supervision segment at each companies, and maintains the system under which those segments can share information. The Company also sets up the system which ensures the appropriate operation of the group as a whole by holding the Executive Meeting which the Directors, Corporate Auditors, Executive Officers, Division Managers, and persons of group companies having the Executive Officer or higher positions.

(vi) System concerning employees who should assist the duties of the Auditors, if the Auditors request the Company to designate such employees:

Although the Company now designates no employees who should assist the duties of the Auditors, the Company has the intention to designate such employees, whenever necessary, after discussions between the Directors and the Auditors.

(vii) Matters concerning the independence of the employees referred to in the immediately preceding paragraph from the Directors:

If such assistants are designated, the Company will obtain the consents of the Auditors to the matters regarding changes of such assistants after prior discussions between the Directors and the Auditors, so that they can remain independent from the Directors.

(viii)System through which the Directors and employees make reports to the Auditors, and other system for reporting to the Auditors:

The Company is creating the system under which the Directors and employees can make reports to the Auditors on the occurrence of any event which might or should cause each of the group companies damage, breach of law or ordinance or other illegal conduct, tort, or other situation which might injure the reputation of the Company, by procuring the attendance of Auditors to the Executive Meeting.

(ix) Other system which ensures the effective audit by the Auditors:

In order to check important decisions or conduct of operations, the Corporate Auditors attend important meetings such as the board meetings, and inspect the written resolutions without meeting (*ringisho*) and other important documents. The Auditors shares information with the compliance and risk management divisions, and the Company's accounting auditor KPMG AZSA & Co.

# Consolidated Balance Sheet

(As of December 31, 2007)

(Thousands of yen)

| Assets | | Liabilities | |
|---|---|---|---|
| **Current assets** | 20,254,141 | **Current liabilities** | 3,773,520 |
| Cash and deposits | 8,008,925 | Notes and accounts payable - trade | 447,296 |
| Notes and accounts receivable | 2,073,186 | Long-term borrowings to be repaid within one year | 160,000 |
| Securities | 6,002,431 | Accrued corporation taxes | 502,160 |
| Inventories | 3,469,724 | Advanced received | 1,133,717 |
| Deferred tax assets | 245,981 | Accrued bonuses to employees | 197,278 |
| Other current assets | 461,183 | Allowance for sales returns | 276,106 |
| Allowance for bad debts | △7,291 | Other notes payable | 12,650 |
| | | Other | 1,044,311 |
| **Fixed assets** | 5,366,839 | **Long-term liabilities** | 334,875 |
| **(Tangible fixed assets)** | (2,720,514) | Long-term debt | 225,000 |
| Buildings/Structures | 871,974 | Reserve for retirement benefits | 45,312 |
| Equipment for amusement facilities | 58,860 | Negative goodwill | 2,275 |
| Tools, furniture and fixtures | 249,681 | Other | 62,287 |
| Land | 1,522,605 | **Total liabilities** | 4,108,396 |
| Other | 17,394 | **Net assets** | |
| | | **Shareholders' equity** | 20,297,266 |
| | | **Capital amount** | 5,823,150 |
| **(Intangible fixed assets)** | (119,787) | **Capital surplus** | 6,699,019 |
| Software | 102,614 | **Retained earnings** | 8,414,617 |
| Other | 17,173 | **Treasury stock** | △639,520 |
| | | **Valuation and translation adjustments** | △50,630 |
| **(Investments and other assets)** | (2,526,536) | **Unrealized gains (losses) on securities** | 22,624 |
| Investments in securities | 413,363 | **Revaluation excess of land** | △1,942 |
| Leasehold deposits | 1,905,683 | **Foreign currency translation adjustments** | △71,312 |
| Deferred tax assets | 157,040 | | |
| Deferred tax assets related to revaluation | 1,332 | **Stock acquisition rights** | 12,508 |
| Other | 49,495 | **Minority interests** | 1,253,440 |
| Allowance for bad debts | △378 | **Total net assets** | 21,512,584 |
| **Total assets** | 25,620,981 | **Total liabilities and net assets** | 25,620,981 |

(Note) Amounts are shown by discarding any fraction of one thousand yen.

# Consolidated Statement of Income

From January 1, 2007 to December 31, 2007

(Thousands of yen)

| | | |
|---|---|---|
| Net sales | | 12,047,903 |
| Cost of sales | | 7,251,868 |
| **Gross profit** | | 4,796,035 |
| Selling, general and administrative expenses | | 2,909,345 |
| **Operating income** | | 1,886,689 |
| **Non-operating income** | | |
| Interest income | 152,175 | |
| Dividends received | 966 | |
| Rents received | 5,602 | |
| Other | 20,537 | 179,283 |
| **Non-operating expenses** | | |
| Interest expenses | 6,953 | |
| Loss on valuation of inventories | 2,101 | |
| Commission paid | 6,394 | |
| Loss on partnership equity | 2,708 | |
| Exchange losses | 70,472 | |
| Other | 1,651 | 90,279 |
| **Ordinary income** | | 1,975,693 |
| **Extraordinary income** | | |
| Gain on sale of fixed assets | 5,396 | |
| Gain on sale of investment securities | 3,999 | |
| Gain on reversal of reserve for directors' retirement benefits | 23,500 | |
| Gain on reversal of salaries for prior periods | 5,659 | 38,555 |
| **Extraordinary expense** | | |
| Loss on disposal of fixed assets | 81,997 | |
| Loss on sale of fixed assets | 3,088 | |
| Loss on devaluation of fixed assets | 597 | |
| Loss on devaluation of investment securities | 42,404 | |
| Loss on cancellation of lease contracts | 21,079 | 149,166 |
| **Net income before tax and other adjustments** | | 1,865,081 |
| Corporation tax, resident tax and business tax | 607,748 | |
| Corporation tax, resident tax and business tax for the prior periods | 109,702 | |
| Corporation tax adjustments | 99,146 | 816,596 |
| Minority interests | | 56,796 |
| **Net income** | | 991,687 |

(Note) Amounts are shown by discarding any fraction of one thousand yen.

## Consolidated Statement of Changes in Shareholders' Equity

(From January 1, 2007 to December 31, 2007)

(Thousands of yen)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital amount | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders equity |
| Balance at December 31, 2006 | 5,823,150 | 6,698,985 | 7,785,158 | △293,586 | 20,013,708 |
| Amounts of change of items during the consolidated fiscal year | | | | | |
| Cash dividends paid | | | △368,374 | | △368,374 |
| Net income | | | 991,687 | | 991,687 |
| Purchase of treasury stock | | | | △345,934 | △345,934 |
| Disposal of treasury stock | | 33 | | | 33 |
| Increase due to merger in consolidated subsidiaries | | | 6,144 | | 6,144 |
| Net changes in items other than shareholders' equity during the consolidated fiscal year | | | | | |
| Total changes during the consolidated fiscal year | | 33 | 629,458 | △345,934 | 283,558 |
| Balance at December 31, 2007 | 5,823,150 | 6,699,019 | 8,414,617 | △639,520 | 20,297,266 |

| | Valuation and translation adjustments | | | | Sub-scription rights to shares | Minority interests | Total net assets |
|---|---|---|---|---|---|---|---|
| | Unrealized gain on available-for-sale securities | Land revaluation difference | Foreign currency translation adjustments | Evaluation and translation adjustments | | | |
| Balance at December 31, 2006 | 30,287 | △1,942 | △55,836 | △27,491 | — | 1,213,987 | 21,200,203 |
| Amounts of changes of items during the consolidated fiscal year | | | | | | | |
| Cash dividends paid | | | | | | | △368,374 |
| Net income | | | | | | | 991,687 |
| Purchases of treasury stock | | | | | | | △345,934 |
| Disposal of treasury stock | | | | | | | 33 |
| Increase due to merger in consolidated subsidiaries | | | | | | | 6,144 |
| Net changes in items other than shareholders' equity during the consolidated fiscal year | △7,662 | | △15,476 | △23,138 | 12,508 | 39,453 | 28,822 |
| Total changes during the consolidated fiscal year | △7,662 | | △15,476 | △23,138 | 12,508 | 39,453 | 312,381 |
| Balance at December 31, 2007 | 22,624 | △1,942 | △71,312 | △50,630 | 12,508 | 1,253,440 | 21,512,584 |

Notes to the Consolidated Financial Statements

1. Notes concerning Significant Matters Which Constitute the Basis for Preparation of the Consolidated Financial Statements:

1. Scope of Consolidation

(1) Consolidated subsidiaries:

- Number of consolidated subsidiaries: 4
- Name of consolidated subsidiaries: TECMO, Inc.
  Tecmowave, Ltd.
  Ultra Soccer Net Communications, Ltd.
  Super Brain Co., Ltd.

  Super Brain Co., Ltd. merged with the Company's non-consolidated subsidiary K.K. Technology and Mobile Laboratory on July 1, 2007.

(2) Non-consolidated subsidiaries:
Not applicable.

2. Matters Concerning Application of Equity Method
Not applicable.

3. Matters Concerning the Fiscal Year of the Consolidated Subsidiaries
The ends of fiscal years of all consolidated subsidiaries are consistent with the end of the consolidated fiscal year of the Company.

4. Matters Concerning Accounting Standards

(1) Standards and method of evaluation of key assets:

(i) Securities:

Other securities:

- Securities with available fair market values: Market price method based on the market price or other value on the settlement date (all of evaluation differences are accounted for by including them into net asset value, and Cost of sales is accounted for by moving-average method.)
- Securities with no available fair market values: Cost method by moving-average method

(ii) Inventories:

| | |
|---|---|
| Products: | Cost method by moving-average method |
| Work in process: | Cost method by moving-average method (specific cost method is adopted for home-use game software developments.) |
| Supplies: | Cost method by moving-average method (cost method by specific cost is adopted for Japanese consolidated subsidiaries.) Cost or market method by first-in, first-out method is adopted for foreign consolidated subsidiary. |

(2) Depreciation methods used for significant depreciable assets:

(i) Tangible fixed assets:

The Company and its Japanese consolidated subsidiaries: Fixed-rate method; provided, however, that straight-line method is used for the buildings (excluding attached facilities) acquired on and after April 1, 1998.

The useful lives of principal assets are as follows:

| | |
|---|---|
| Buildings: | 2-47 years |
| Equipment for amusement facilities: | 2-5 years |
| Tools, furniture and fixtures: | 2-6 years |

Foreign consolidated subsidiary: Straight-line method based on estimated useful lives.

(Change of Accounting Policy)
As a result of the amendment to the Corporation Tax Act, the Company has changed to the method of depreciation of tangible fixed assets acquired on or after April 1, 2007 under the amended Corporation Tax Law beginning with the current consolidated fiscal year.
Effect of this change on profit/loss for the current consolidated fiscal year is immaterial.

(ii) Intangible fixed assets:
(a) Software available for internal use:
Straight-line method based on the internal usable period (5 years)
(b) Software available for sale:
The Company adopts the amount depreciated based on estimated sales revenues and the amount depreciated using the straight-line method based on the average lives of these software assets (3 years), whichever is greater.
(c) Other intangible fixed assets:
Straight-line method

(3) Standards for recognition of important allowances and reserves:

(i) Allowance for bad debts: In order to provide for losses from bad debts, the Company and its Japanese consolidated subsidiaries recognize (i) estimated uncollectible amounts of general accounts receivable at historical bad debt ratio and (ii) estimated uncollectible amounts of bad debts and other specified accounts receivable after considering their individual collectivity. The foreign consolidated subsidiary recognizes the amount required after considering the collectivity of individual receivables.

(ii) Accrued bonuses to employees: The Company and its consolidated subsidiaries recognize estimated amounts payable in the future which were incurred during the current consolidated fiscal year in order to appropriate those amounts for payment of bonus to employees.

(iii) Allowance for sales returns: The Company and its consolidated subsidiaries recognize the amount equal to losses from estimated sales returns in order to provide for losses from returned products.

(iv) Reserve for retirement benefits: In order to provide for retirement benefits to employees, the Company and its Japanese consolidated subsidiaries recognize this reserve based on the estimated amount of retirement benefit liabilities and pension asset balance at the end of the current consolidated fiscal year. Foreign consolidated subsidiary does not recognize this allowance, as it has no employee retirement benefit plan.

(4) Standards for conversion of key foreign currency-denominated assets or liabilities into yen:
Foreign currency-denominated financial claims and obligations are converted into yen using the spot foreign exchange rate at the end of the consolidated financial year and the conversion gains/losses are accounted for as profit/loss, except for those recorded based on Japanese yen fixed under the underlying forward foreign exchange contract. In case of foreign subsidiary and other entities, assets and liabilities are converted into yen using the spot foreign exchange rate at the end of the consolidated fiscal year, and revenues and expenses are converted into yen using the average foreign exchange rate during the consolidated fiscal year, and the conversion gains/losses are included in Foreign currency translation adjustments.

(5) Method of accounting for significant lease transactions:
Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for using a method similar to that used for general lease transactions.

(6) Method of important hedge accounting:

(i) Method of hedge accounting:

Forward foreign exchange contracts (individual contracts) utilized for the purpose of avoiding foreign exchange fluctuation risk are recorded based on Japanese yen rate fixed under the underlying forward foreign exchange contract, rather than marked to market.

(ii) Means for hedging and claims hedged:

Means for hedging: Forward foreign exchange contracts
Claims hedged: Foreign currency-denominated accounts receivable

(iii) Hedge policy:

We are entering into forward foreign exchange contracts (individual contracts) for the purpose of avoiding the foreign exchange fluctuation risk.

(iv) Method of assessing the hedge effectiveness:

We have a policy to enter into a forward foreign exchange contract individually for each of foreign currency-denominated financial claims which satisfy the requirements for recording based on Japanese yen rate fixed under the underlying forward foreign exchange contract, and assess the hedge effectiveness by individually judging whether or not we can enter into a forward foreign exchange contract for the claims which satisfy the requirements for recording based on Japanese yen rate fixed under the underlying forward foreign exchange contract pursuant to Paragraph 4 of the "Practical Guidelines for Accounting for Foreign Currency-Denominated Transactions."

(7) Accounting for consumption and other taxes:

The amounts are shown exclusive of the consumption and other taxes.

(8) Matters regarding evaluations of assets and liabilities of consolidated subsidiaries:

We adopt the market price valuation method for valuation of all assets and liabilities of consolidated subsidiaries.

(9) Matters regarding amortization of goodwill:

In principle, we amortize goodwill equally over 2 years.

5. Change of method of presentation

(Certificates of deposit)

The certificates of deposit (CDs) which were included in "Cash and deposits" for the previous consolidated fiscal year are presented as "Securities" beginning with the current consolidated fiscal year, as the "Practical Guidelines for Accounting for Financial Instruments" (Accounting System Committee Report No.14, last amended July 4, 2007) provides that CDs should be treated as securities.

The balance of CDs as at the end of the current fiscal year was ¥5,000,000 thousand.

II. Notes to the Consolidated Balance Sheet

1. Accumulated depreciation of tangible fixed assets ¥2,576,311 thousand

2. Assets offered as collaterals: Buildings: 90,441 thousand
Lands: 104,032 thousand

Although the revolving mortgage in the maximum amount of ¥200,000 thousand has been created on the above-mentioned assets in connection with the certain bank loan, there was no corresponding obligation as at the end of the current consolidated fiscal year.

3. Reevaluation of lands

The value of lands of the Company's tangible fixed assets is reassessed according to the "Law concerning Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Law Amending Part of the Law concerning Revaluation of Land" (amended on March 31, 1999). Regarding the balance generated by the relevant revaluation, deferred tax assets which correspond to 'corporation taxes and other taxes imposed based on interest-related amounts' are accounted for in the assets section of the balance sheet, and the balance resulting from deducting such deferred tax assets is accounted for as 'unrealized profits/(losses) on revaluation of the land' in the net assets section of the balance sheet.

Method of reevaluation:

Calculation are made with reasonable adjustments including correction of depth value, based on the value calculated by using the method announced by the Director-General of the National Tax Agency for the purpose of calculating the land value which constitutes the basis for calculating the assessment value of land-holding tax as stipulated in Article 16 of the Landholding Tax Law (Law No. 69 of 1991) set forth in Article 2, Item 4 of the Enforcement Order for Law concerning Revaluation of Land Ordinance No. 119 promulgated on March 31, 1998).

| | |
|---|---|
| Reevaluation date: | March 31, 2000 |
| Difference between the market value of reevaluated land at year-end and the book value after reevaluation: | △¥196,507 thousand |

4. Bills and notes matured at the end of the consolidated fiscal year

For the bills and notes matured at the end of the consolidated fiscal year, we settle them at their clearance dates. As the end of the current consolidated fiscal year fell on the banking holiday, the following bills and notes matured at the end of the consolidated fiscal year are included in the balance at the end of the consolidated fiscal year:

| | |
|---|---|
| Notes receivable: | ¥ 1,310 thousand |
| Notes payable: | 34,592 thousand |
| Non-trade bills and notes receivable: | 488 thousand |
| Other notes payable: | 8,474 thousand |

5. Contingency liabilities

Reversal of reserve for directors' retirement benefits which was recognized for the fiscal year ended December 31, 2006 resulted from the reversal of the entire amount of retirement benefit to the former Representative Director/President Mr. Junji Nakamura made by the Company after taking into account his performance while he was serving as the Director and reviewing the amount of the retirement benefit considering the background to his resignation to receive the retirement benefit. However, the Company was served the complaint brought by the former Representative Director/President Mr. Junji Nakamura seeking payment of ¥169,900 thousand on February 6, 2007, which is pending.

III. Notes to the Consolidated Statement of Changes in Shareholders' Equity

1. Class and total number of issued shares, and class and number of treasury stock

| | Number of shares at the end of the previous consolidated fiscal year | Number of increase during the current consolidated fiscal year | Number of decrease during the current consolidated fiscal year | Number of shares at the end of the current consolidated fiscal year |
|---|---|---|---|---|
| Issued shares | | | | |
| Common stock | 24,879,316 | – | – | 24,879,316 |
| Total | 24,879,316 | – | – | 24,879,316 |
| Treasury shares | | | | |
| Common stock *1, *2 | 321,037 | 304,457 | 403 | 625,091 |
| Total | 321,037 | 304,457 | 403 | 625,091 |

(Note) *1. The number of increase consists of 300,000 shares purchased pursuant to the resolution of the Board of Directors, and 4,457 shares from purchase of fractional shares of less than one unit of shares.

*2. The number of decrease results from sale of fractional shares of less than one unit of shares.

2. Matters Concerning the Stock Acquisition Rights and Treasury Stock Acquisition Rights

| | Breakdown | Class of shares | Number of shares underlying the Stock Acquisition Rights | Balance at the end |
|---|---|---|---|---|

| | of acquisition rights to shares | underlying the acquisition rights to shares | At the end of the previous consolidated fiscal year | Increase during the current consolidated fiscal year | Decrease during the current consolidated fiscal year | At the end of the current consolidated fiscal year | of the current consolidated fiscal year (thousands of yen) |
|---|---|---|---|---|---|---|---|
| the Company (parent) | Stock options | — | — | — | — | — | 12,508 |
| Consolidated subsidiaries | — | — | — | — | — | — | — |
| Total | | — | — | — | — | — | 12,508 |

(Note) The first date of the period during which the acquisition rights to shares mentioned above are exercisable has not come yet.

3. Matters Concerning Dividends

(1) Amount of dividends paid:

| Resolution | Class of shares | Total amount of dividend (thousands of yen) | Dividend per share (yen) | Record date | Effective date |
|---|---|---|---|---|---|
| Meeting of the Board of Directors held on February 14, 2007 | Common stock | 368,374 | 15.0 | December 31, 2006 | March 29, 2007 |

(2) Dividends whose record date belongs to this fiscal year but whose effective date belongs to the next fiscal year:

| Resolution | Class of shares | Total amount of dividend (thousands of yen) | Fund for Dividend | Dividend per share (yen) | Record date | Effective date |
|---|---|---|---|---|---|---|
| Meeting of the Board of Directors held on February 14, 2007 | Common stock | 606,355 | Retained earnings | 25.0 | December 31, 2007 | March 28, 2008 |

## IV. Notes to Per-Share Data

1. Net asset value per share: ¥834.77
2. Net profit per share: ¥40.68

## V. Notes to Material Subsequent Events

The Company will change the method of calculation of retirement benefits from the conventional simplified method to the principle method, considering actual situations, such as increases in the number of employees and their years of service, beginning with the consolidated fiscal year beginning January 1, 2008.

# Balance Sheet

(As of December 31, 2007)

(Thousands of yen)

| Assets | | Liabilities | |
|---|---|---|---|
| **Current assets** | 17,520,390 | **Current liabilities** | 2,789,166 |
| Cash and deposits | 5,979,001 | Notes payable | 13,687 |
| Notes receivable | 8,588 | Accounts payable-trade | 176,698 |
| Accounts receivable-trade | 2,829,553 | Accounts payable-other | 521,318 |
| Securities | 5,000,000 | Accrued expenses | 50,903 |
| Products | 430,896 | Accrued corporation taxes | 425,195 |
| Work in process | 2,955,637 | Advances received | 1,133,686 |
| Supplies | 355 | Deposits received | 60,995 |
| Advance payments | 68,206 | Unearned revenue | 161 |
| Prepaid expenses | 33,947 | Accrued bonuses to employees | 176,056 |
| Deferred tax assets | 182,891 | Allowance for sales returns | 176,811 |
| Accounts receivable-other | 4,450 | Other notes payable | 12,650 |
| Other | 36,586 | Other | 41,001 |
| Allowance for bad debts | △9,725 | **Long-term liabilities** | 30,875 |
| **Fixed assets** | 3,533,595 | Reserve for retirement benefits | 30,875 |
| **(Tangible fixed assets)** | (1,771,778) | **Total liabilities** | 2,820,041 |
| Buildings | 713,511 | **Net assets** | |
| Structures | 20,733 | **Shareholders equity** | 18,200,936 |
| Vehicles | 4,433 | **(Common stock)** | (5,823,150) |
| Equipment for amusement facilities | 200,207 | | |
| Land | 832,892 | **(Capital surplus)** | (6,699,019) |
| **(Intangible fixed assets)** | (89,261) | Additional paid-in capital | 6,698,409 |
| Leasehold | 5,596 | Other capital surpluses | 609 |
| Trademark rights | 166 | | |
| Software | 77,782 | **(Retained earnings)** | (6,318,286) |
| Telephone subscription rights | 5,073 | Profit reserve | 372,000 |
| Water supply utility rights | 642 | Other retained earnings | 5,946,286 |
| **(Investments and other assets)** | (1,672,556) | Other reserve | 2,300,000 |
| Investments in securities | 410,346 | Earned surplus carried forward | 3,646,286 |
| Investments in subsidiaries | 660,001 | **(Treasury stock)** | (△639,520) |
| Long-term loans receivable from subsidiaries and affiliates | 270,000 | | |
| Long-term prepaid expenses | 793 | | |
| Deferred tax assets | 150,467 | **Valuation and translation adjustments** | 20,500 |
| Deferred tax assets related to revaluation | 1,332 | **Unrealized gains (losses) on securities** | 22,442 |
| Refundable insurance premium | 25,054 | **Unrealized losses on revaluation of the land** | △1,942 |
| Other investments | 155,576 | **Stock acquisition rights** | 12,508 |
| Allowance for bad debts | △1,015 | **Total net assets** | 18,233,944 |
| **Total assets** | 21,053,986 | **Total liabilities and net assets** | 21,053,986 |

(Note) Amounts are shown by discarding any fraction of one thousand yen.

## Statement of Income

From January 1, 2007 to December 31, 2007

(Thousands of yen)

| | | |
|---|---|---|
| Net sales | | 6,659,351 |
| Cost of sales | | 3,507,846 |
| **Gross profit** | | 3,151,504 |
| Selling, general and administrative expenses | | 1,522,264 |
| **Operating income** | | 1,629,240 |
| **Non-operating income** | | |
| Interest income | 111,351 | |
| Dividends received | 856 | |
| Rents received | 47,661 | |
| Other | 8,669 | 168,538 |
| **Non-operating expenses** | | |
| Commission paid | 1,222 | |
| Exchange losses | 94,786 | |
| Loss on partnership equity | 2,708 | |
| Provision of allowance for bad debts | 335 | 99,053 |
| **Ordinary income** | | 1,698,726 |
| **Extraordinary income** | | |
| Gain on reversal of reserve for directors' retirement benefits | 23,500 | |
| Gain on reversal of salaries for prior periods | 5,659 | 29,159 |
| **Extraordinary expenses** | | |
| Loss on disposal of fixed assets | 28,862 | |
| Loss on sale of fixed assets | 2,726 | |
| Loss on devaluation of investment securities | 42,404 | 73,993 |
| **Net Income before taxes and other adjustments** | | 1,653,891 |
| Corporation tax, resident tax and business tax | 495,375 | |
| Corporation tax, resident tax and business tax for the prior periods | 109,702 | |
| Corporation tax adjustments | 101,528 | 706,606 |
| **Net income** | | 947,285 |

(Note) Amounts are shown by discarding any fraction of one thousand yen.

## Statement of Change in Shareholders' Equity

(From January 1, 2007 to December 31, 2007)

(Thousands of yen)

| | Shareholders' equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Capital amount | Capital Surplus | | | Retained earnings | | | | |
| | | Additional paid-in capital | Other capital surpluses | Total Capital surplus | Profit Reserve | Other retained earnings | | Total retained earnings |
| | | | | | | Other reserve | Earned surplus carried forward | |
| Balance at December 31, 2006 | 5,823,150 | 6,698,409 | 575 | 6,698,985 | 372,000 | 2,300,000 | 3,067,375 | 5,739,375 |
| Amounts of change of items during the fiscal year | | | | | | | | |
| Cash dividends paid | | | | | | | △368,374 | △368,374 |
| Net income | | | | | | | 947,285 | 947,285 |
| Purchase of treasury stock | | | | | | | | |
| Disposal of treasury stock | | | 33 | 33 | | | | |
| Net changes in items other than shareholders' equity during the business year | | | | | | | | |
| Total changes during the fiscal year | – | – | 33 | 33 | – | – | 578,911 | 578,911 |
| Balance at December 31, 2007 | 5,823,150 | 6,698,409 | 609 | 6,699,019 | 372,000 | 2,300,000 | 3,646,286 | 6,318,286 |

| | Shareholders' equity | | Valuation and translation adjustments | | | Stock acquisition rights | Total net assets |
|---|---|---|---|---|---|---|---|
| | Treasury stock | Total shareholders' equity | Unrealized gain (losses) on securities | Unrealized losses on revaluation of the land | Valuation and translation adjustments | | |
| Balance at December 31, 2006 | △293,586 | 17,967,925 | 30,003 | △1,942 | 28,061 | – | 17,995,986 |
| Amounts of change of items during the fiscal year | | | | | | | |
| Cash dividends paid | | △368,374 | | | | | △368,374 |
| Net income | | 947,285 | | | | | 947,285 |
| Purchases of treasury stock | △345,934 | △345,934 | | | | | △345,934 |
| Disposal of treasury stock | | 33 | | | | | 33 |
| Net changes in items other than shareholders' equity during the business year | | | △7,560 | | △7,560 | 12,508 | 4,947 |
| Total changes during the fiscal year | △345,934 | 233,010 | △7,560 | – | △7,560 | 12,508 | 237,958 |
| Balance at December 31, 2007 | △639,520 | 18,200,936 | 22,442 | △1,942 | 20,500 | 12,508 | 18,233,944 |

Notes to the Non-consolidated Financial Statements

I. Notes to Matters Relating to Significant Accounting Policies

1. Standards and method of evaluation of assets

(1) Securities:

Shares of affiliates: Cost method by moving-average method

Other securities

- Securities with available fair market value: Market price method based on the market price or other value on the settlement date (all of evaluation differences are accounted for by including them into net asset value, and Cost of sales is accounted for by moving-average method.)
- Securities with no available fair market value: Cost method by moving-average method

(2) Inventories:

Products: Cost method by moving-average method

Work in process: Cost method by moving-average method (specific cost method is adopted for home-use game software developments.)

Supplies: Cost method by moving-average method.

2. Depreciation methods used for fixed assets

(1) Tangible fixed assets: Fixed-rate method; provided, however, that straight-line method is used for the buildings (excluding attached facilities) acquired on and after April 1, 1998.

The useful lives of principal assets are as follows:

| | |
|---|---|
| Buildings: | 8-47 years |
| Tools, furniture and fixtures: | 4-6 years |

(Change of Accounting Policy)

As a result of the amendment to the Corporation Tax Act, the Company has changed to the method of depreciation of tangible fixed assets acquired on or after April 1, 2007 under the amended Corporation Tax Act beginning with the current fiscal year.

Effect of this change on profit/loss for the current fiscal year is immaterial.

(2) Intangible fixed assets:

Software available for internal use: Straight-line method based on the internal usable period (5 years)

Other intangible fixed assets: Straight-line method

(3) Long-term prepaid expenses: Straight-line method

3. Standards for recognition of allowances and reserves

(1) Allowance for bad debts: In order to provide for losses from bad debts, the Company recognizes (i) estimated uncollectible amounts of general accounts receivable at historical bad debt ratio and (ii) estimated uncollectible amounts of bad debts and other specified accounts receivable after considering their individual collectivity.

(2) Accrued bonuses to employees: The Company recognizes estimated amounts payable in the future which were incurred during the current fiscal year in order to appropriate those amounts for payment of bonus to be paid to employees.

(3) Reserve for retirement benefits: In order to provide for retirement benefits to employees, the Company recognizes this reserve based on the estimated amount of retirement

benefit liabilities and pension asset balance at the end of the current fiscal year.

(4) Allowance for sales returns: The Company recognizes the amount equal to losses from estimated sales returns in order to provide for losses from returned products.

4. Standards for conversion of foreign currency -denominated assets or liabilities into yen
Foreign currency-denominated financial claims and obligations are converted into yen using the spot foreign exchange rate at the end of the financial year and the conversion gains/losses are accounted for as profit/loss, except for those recorded based on Japanese yen fixed under the underlying forward foreign exchange contract.

5. Method of accounting for lease transactions
Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for using a method similar to that used for general lease transactions.

6. Method of hedge accounting
Method of hedge accounting: Forward foreign exchange contracts (individual contracts) utilized for the purpose of avoiding currency fluctuation risk are recorded based on Japanese yen rate fixed under the underlying forward foreign exchange contract, rather than marked to market.

Means for hedging and claims hedged:

| | |
|---|---|
| Means for hedging: | Forward foreign exchange contracts |
| Claims hedged: | Foreign currency-denominated accounts receivable |

Hedge policy: We are entering into forward foreign exchange contracts (individual contracts) for the purpose of avoiding the foreign exchange fluctuation risk.

Method of assessing the hedge effectiveness:
We have a policy to enter into a forward foreign exchange contract individually for each of foreign currency-denominated financial claims which satisfy the requirements for recording based on Japanese yen rate fixed under the underlying forward foreign exchange contract, and assess the hedge effectiveness by individually judging whether or not we can enter into a forward foreign exchange contract for the claims which satisfy the requirements for recording based on Japanese yen rate fixed under the underlying forward foreign exchange contract pursuant to Paragraph 4 of the "Practical Guidelines for Accounting for Foreign Currency-Denominated Transactions."

7. Accounting for consumption and other taxes
The amounts are shown exclusive of the consumption and other taxes.

8. Change of method of presentation
(Certificates of deposit)
The certificates of deposit (CDs) which were included in "Cash and deposits" for the previous fiscal year are presented as "Securities" beginning with the current fiscal year, as the "Practical Guidelines for Accounting for Financial Instruments" (Accounting System Committee Report No.14, last amended July 4, 2007) provides that CDs should be treated as securities.
The balance of CDs as at the end of the current fiscal year was ¥5,000,000 thousand.

## II. Notes to the Balance Sheet

| | | |
|---|---|---|
| 1. | Short-term monetary claims to affiliates | ¥1,658,280 thousand |
| 2. | Short-term debt owed to affiliates | ¥14,866 thousand |
| 3. | Long-term monetary claims to affiliates | ¥270,000 thousand |

4. Accumulated depreciations of tangible fixed assets ¥1,540,239 thousand

5. Assets offered as collaterals: Buildings: ¥90,441 thousand
Lands: ¥104,032 thousand

Although the revolving mortgage in the maximum amount of ¥200,000 thousand has been created on the above-mentioned assets in connection with the certain bank loan, there was no corresponding obligation as at the end of the current fiscal year.

6. Reevaluation of lands
The value of lands of the Company's tangible fixed assets is reassessed according to the "Law concerning Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Law Amending Part of the Law concerning Revaluation of Land" (amended on March 31, 1999). Regarding the balance generated by the relevant revaluation, deferred tax assets which correspond to 'corporation taxes and other taxes imposed based on interest-related amounts' are accounted for in the assets section of the balance sheet, and the balance resulting from deducting such deferred tax assets is accounted for as 'unrealized profits/(losses) on revaluation of the land' in the net assets section of the balance sheet.

Method of reevaluation:
Calculation are made with reasonable adjustments including correction of depth value, based on the value calculated by using the method announced by the Director-General of the National Tax Agency for the purpose of calculating the land value which constitutes the basis for calculating the assessment value of land-holding tax as stipulated in Article 16 of the Landholding Tax Law (Law No. 69 of 1991) set forth in Article 2, Item 4 of the Enforcement Order for Law concerning Revaluation of Land Ordinance No. 119 promulgated on March 31, 1998).

| | |
|---|---|
| Reevaluation date: | March 31, 2000 |
| Difference between the market value of reevaluated land at year-end and the book value after reevaluation: | △¥196,507 thousand |

7. Bills and notes matured at the end of the fiscal year
For the bills and notes matured at the end of the fiscal year, we settle them at their clearance dates.
As the end of the current fiscal year fell on the banking holiday, the following bills and notes matured at the end of the fiscal year are included in the balance at the end of the fiscal year:

| | |
|---|---|
| Notes receivable: | ¥ 260 thousand |
| Notes payable: | 2,168 thousand |
| Other notes payable: | 8,374 thousand |

8. Contingency liabilities
Reversal of reserve for directors' retirement benefits which was recognized for the fiscal year ended December 31, 2006 resulted from the reversal of the entire amount of retirement benefit to the former Representative Director/President Mr. Junji Nakamura made by the Company after taking into account his performance while he was serving as the Director and reviewing the amount of the retirement benefit considering the background to his resignation to receive the retirement benefit. However, the Company was served the complaint brought by the former Representative Director/President Mr. Junji Nakamura seeking payment of ¥169,900 thousand on February 6, 2007, which is pending.

III. Notes to the Statement of Income
Trading volume with affiliates

| | |
|---|---|
| Sales: | ¥1,633,654thousand |
| Trading volume other than sales transactions: | 44,884 thousand |

IV. Notes to the Statement of Changes in Shareholders' Equity

1. Class and total number of issued shares, and class and number of treasury stock

| | Number of shares, at the end of the previous fiscal year | Number of increase during the current fiscal year | Number of decrease during the current fiscal year | Number of shares at the end of the current fiscal year |
|---|---|---|---|---|
| Common stock *1, *2 | 321,037 | 304,457 | 403 | 625,091 |
| Total | 321,037 | 304,457 | 403 | 625,091 |

(Note) *1. The number of increase consists of 300,000 shares purchased pursuant to the resolution of the Board of Directors, and 4,457 shares from purchase of fractional shares of less than one unit of shares.

*2. The number of decrease results from sale of fractional shares of less than one unit of shares.

## V. Notes to the Tax Effect

1. Breakdown of Deferred tax assets and deferred tax liabilities by main cause

| | |
|---|---|
| Deferred tax assets (liquid) | 71,637 |
| Excess of provision of reserve for bonuses | 71,944 |
| Denials of reserve for loss on sales returns | 30,595 |
| Denials of accrued enterprise tax | 8,714 |
| Other deferred tax assets (liquid) | 182,891 |
| Total | |
| Deferred tax assets (fixed) | 128,674 |
| Excess of limit on depreciation expenses | 37,256 |
| Other deferred tax assets (fixed) | 165,930 |
| Deferred tax liabilities (fixed) | |
| Unrealized gains (losses) on available-for-sale securities | 15,462 |
| Deferred tax assets, net | 150,467 |

2. In case of any material difference between the statutory effective tax rate and the corporate income tax payment rate after tax effect accounting, breakdown of main items causing such difference

This note is omitted, because the difference between the statutory effective tax rate and the corporate income tax payment rate after tax effect accounting is below 5%.

## VI. Notes to Fixed Assets Used under Lease

Not applicable.

## VII. Notes concerning Transactions with Related Parties

1. Parent Company and Other Entities

| Attribution | Name of company | Capital amount (thousand yen) | Business description or profession | Percentage of voting rights holding (held) (%) | Related matters | | Detail of transactions | Amount of transactions (million yen) | Accounting item | Balance (million yen) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Concurrent position of Directors | Business relationship | | | | |
| a company which officers and their family members hold more than half of its voting rights | Kankyo Kagaku Co., Ltd. | 400,000 | Lease of real estate | Direct 29.7 | Yes | Lease of building | Lease of office | 80,537 | Accrued expenses | |
| | | | | | | | Return of deposit money | 83,160 | Accounts receivable-other | 3,908 |

(Notes) 1. The immediate family members of Yasuharu Kakihara, Chairman/Representative Director of the Company and Takanori Kakihara, Director of the Company own 100% of the voting rights.

2. The above-mentioned amount is exclusive of the consumption tax.

3. The amount of office rent is determined based on the commercial situations in the neighboring area.

2. Officers

| Attribute | Name of company or other entity | Capital or capital contribution | Nature of business occupation | Ratio of voting rights holding (or being held) (%) | Relationship | | Substance of transaction | Trans-action amount (thousands of yen) | Item | Year-end balance (thousands of yen) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Concurrent service | Factual relationship | | | | |
| Director | Goro Saotome | | Part-time Director of the Company Legal Advisor of the Company | - | - | - | Legal fees | 4,434 | Accrued expenses | - |

(Notes) 1. Of the amounts shown above, the transaction amount is exclusive of the consumption and other taxes, and the Year-end balance is inclusive of the consumption and other taxes.

2. Legal fees include the fees for representation in the conciliation for the dispute over the retirement benefit.

3. Legal fees are paid based on ordinary attorneys' fee.

VIII. Notes to Per-Share Data

1. Net asset value per share: ¥751.27
2. Net profit per share: ¥38.86

IX. Notes to Material Subsequent Events

The Company will change the method of calculation of retirement benefits from the conventional simplified method to the principle method considering actual situations, such as increases in the number of employees and their years of service, from the fiscal year beginning with January 1, 2008.

**Audit Report of the Accounting Auditor on the Consolidated Financial Statements**

<u>Audit Report by Independent Auditor</u>

February 18, 2008

To the Board of Directors of Tecmo, Ltd.

KPMG AZSA & Co.

| | | | | |
|---|---|---|---|---|
| Appointed Partner<br>Managing Partner | Certified Public<br>Accountant | | Shigeyuki Takada | (Seal) |
| Appointed Partner<br>Managing Partner | Certified Public<br>Accountant | | Eiichi Kamiya | (Seal) |

We have audited the consolidated financial statements of Tecmo, Ltd. for the consolidated fiscal year from January 1, 2007 to December 31, 2007, which are Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders' Equity, and the Notes to the Consolidated Financial Statements, pursuant to the provision of Article 444, Paragraph 4 of the Companies Act. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is conducted on a test basis, and includes assessing the accounting principles and their application method adopted by management and significant estimates made by management, as well as evaluating to the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the assets and profits during the period for the relevant consolidated financial statements of Tecmo Group consisted of Tecmo, Ltd. and the consolidated subsidiaries, in conformity with accounting principles generally accepted in Japan.

Additional information:
As described in "II. Notes to the Consolidated Balance Sheet" of the Notes to the Consolidated Financial Statements, the Company was served the complaint brought by the former President/Representative Director Mr. Junji Nakamura seeking payment of retirement benefit in the amount of ¥169,900 thousand to him on February 6, 2007, which is pending.

There are no interests between the Company and us or managing partners, which are required to describe pursuant to the provision of the Certified Public Accountant Law.

**Audit Report of the Accounting Auditor on the Financial Statements**

<u>Audit Report by Independent Auditor</u>

February 18, 2008

To the Board of Directors of Tecmo, Ltd.

| | KPMG AZSA & Co. | | | |
|---|---|---|---|---|
| Appointed Partner Managing Partner | Certified Public Accountant | | Shigeyuki Takada | (Seal) |
| Appointed Partner Managing Partner | Certified Public Accountant | | Eiichi Kamiya | (Seal) |

We have audited the financial statements of Tecmo, Ltd. for the 42nd fiscal year from January 1, 2007 to December 31, 2007, which are the Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity and the Notes to Non-consolidated Financial Statements and their supplementary schedules, pursuant to the provision of Article 436, Paragraph 2, Item 1 of the Companies Act. These financial statements and their supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and their supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and their supplemental schedules are free of material misstatement. An audit is conducted on a test basis, and includes assessing the accounting principles and their application method adopted by management and significant estimates made by management, as well as evaluating to the overall financial statements and their supplemental schedules presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and their supplemental schedules referred to above present fairly, in all material respects, the assets and profits during the period for the relevant financial statements and their supplemental schedules, in conformity with accounting principles generally accepted in Japan.

Additional information:
As described in "II. Notes to the Balance Sheet" of the Notes to the Non-consolidated Financial Statements, the Company was served the complaint brought by the former President/Representative Director Mr. Junji Nakamura seeking payment of retirement benefit in the amount of ¥169,900 thousand to him on February 6, 2007, which is pending.

There are no interests between the Company and us or managing partners, which are required to describe pursuant to the provision of the Certified Public Accountant Law.

**Audit Report of the Board of Auditors**

**Audit Report**

On the performance by the Directors of their duties and responsibilities for the 42nd fiscal year from January 1, 2007 up to December 31, 2007, the Board of Corporate Auditors prepares and submit this audit report after deliberation.

The Board of Auditors prepared this Audit Report and would like to report as follows, upon discussion and subject to the audit report prepared by each Auditor, with respect to execution of duties by Directors in the 42nd fiscal year from January 1, 2007 to December 31, 2007:

1. Audit Method and Contents by Auditors and the Board of Auditors

The Board of Auditors prescribed the audit policy and allocation of duties, and received reports concerning the performance of audit and its result from each Auditor. Not only that, the Board of Directors received reports from Directors and Auditors about their performance of duties, and required explanation, when needed.

Each Auditor tried to communicate with Directors, internal audit department and other employees and to collect information and maintain the audit environment, by complying with the audit standards prescribed by the Board of Auditors and pursuant to the audit policy and allocation of duties. In addition, each Auditor attended the meetings of the Board of Directors and other material meetings, received reports from Directors and employees about their performance of duties, and required explanation, when needed. Also, each Auditor consulted the approved material documents and investigated the business and the assets in the head office and principal offices of the Company. In addition to that, each Auditor monitored and reviewed (i) the resolution made at the meetings of the Board of Directors concerning maintenance of the system specified under Article 100, Paragraph 1 and 3 of the Enforcement Regulations of the Companies Act, such as the system for ensuring that Directors performs their duties and responsibilities in compliance with applicable laws and ordinances and the Company's Articles of Incorporation, and other system for securing appropriate operation of the Company's business, and (ii) the system maintained subject to the relevant resolution (internal control system). As to subsidiaries, each Auditor tried to communicate and exchange information with Directors and Auditors of them and received reports of their business, when needed. Subject to the method described above, the Board of Auditors reviewed the business report and its supplemental schedules for the relevant fiscal year.

Furthermore, the Board of Auditors monitored and reviewed whether the Accounting Auditor protects its independence and conducts appropriate audit. The Board of Auditors also received reports from the Accounting Auditor about execution of its duties and required explanation, when needed. The Board of Auditors received the notice from the Accounting Auditor, that the "System to ensure that execution of duties are conducted fairly" (matters prescribed in each item of Article 159 of the Corporate Calculation Regulations) is maintained, pursuant to the "Quality control standard for audit" (Business Accounting Council as of October 28, 2005), and required explanation, when needed. Subject to the method described above, the Board of Auditors reviewed financial statements (Balance Sheet, Statement of Income, Statement of changes in shareholders' equity and Notes to Non-consolidated Financial Statements) and their supplemental schedules and consolidated financial statements (Consolidated Balance Sheet, Consolidated Statements of Income, Consolidated Statements of changes in shareholders' equity and Notes to Consolidated Financial Statements) for the relevant fiscal year.

2. Audit Result

(1) Audit Result of Business Report

I. The business report and its supplemental schedules are approved to show the accurate status of the Company, pursuant to the laws and regulations and the Articles of Incorporation.

II. No material fact is found concerning improper acts in execution of duties or breach of the laws and regulations or the Articles of Incorporation by Directors.

III. The resolution made in the meetings of the Board of Directors with respect to the internal control system is approved as adequate. There are no matters to be indicated, with respect to execution of duties by Directors concerning the relevant internal control system.

(2) Audit Result of Financial Statements and their Supplemental Schedules

Audit method and result conducted by KPMG AZSA & Co., the Accounting Auditor, are approved as adequate.

(3) Audit Result of Consolidated Financial Statements

Audit method and result conducted by KPMG AZSA & Co., the Accounting Auditor, are approved as adequate.

February 20, 2008

Board of Corporate Auditors of Tecmo, Ltd.

| | | |
|---|---|---|
| Standing Auditor | Hikaru Ishimura | (Seal) |
| Outside Auditor | Kenji Tamazawa | (Seal) |
| Outside Auditor | Masaru Yamamoto | (Seal) |

**EXHIBIT 2**

(Translation)

# NOTICE OF CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 9, 2009

**Tecmo., Ltd.** (the "Company")
(Stock Code: 9650, First Section of the Tokyo Stock Exchange)
1-34, Kudan-kita 4-chome, Chiyoda-ku, Tokyo
Yasuharu Kakihara
Representative Director and Chairman of the Board, President

**To our shareholders:**

Please be advised that an extraordinary general meeting of shareholders of the Company will be held as described below. Your attendance is cordially requested.

**If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the Reference Documents for General Meeting of Shareholders that follows this notice and return the enclosed voting instruction form indicating your approval or disapproval of each agenda item shown on such form so that it reaches the Company by 6 p.m. on January 23, 2009.**

**Rule 802 Legend**

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

## Particulars of Meeting

**1. Date and Time:** Monday, January 26, 2009, at 10:00 a.m.

**2. Place:** Diamond Room, 2nd Fl., Hotel Grand Palace
1-1, Iidabashi 1-chome, Chiyoda-ku, Tokyo

**3. Purpose:**

**Matters to be Resolved:**

| | |
|---|---|
| **First Item** | Establishment of a wholly-owning parent company through a share transfer (kabushiki-iten) |
| **Second Item** | Partial amendment to the Articles of Incorporation |
| **Third Item** | Election of one director |

END

---

1 When attending the meeting in person, you are kindly requested to submit the enclosed voting instruction form to the receptionist at the place of the meeting.

2 In case of any change to the Reference Documents for General Meeting of Shareholders, the change will be posted on the Company's website on the Internet (http://www. tecmo.co.jp/).

## Reference Documents for General Meeting of Shareholders

### Agenda Items and Reference Matters

**First Item** Establishment of a wholly-owning parent company through a share transfer

1. Reasons for the Share Transfer

Recent changes in the market environment surrounding the game industry have been further accelerated by the sophistication of hardware performance, explosive spread of handheld game consoles and rapid growth of the online mobile market, among other factors, and the market competition has become tighter in response to more diversified and sophisticated users' needs. In addition, diversification of the game platforms and the importance of the overseas markets are growing at a high pace. Thus, it has become an important business challenge for the industry to seize growth opportunities through planning and development with an accurate understanding of the market needs as well as through the creation of new market demands, and to drive globalization and enhance the response to the multi-platform environment.

In such an environment, the Company and KOEI Co., Ltd. ("KOEI") have had advanced discussions in connection with the management integration aiming for the enhancement of their profitability and management structure while taking advantage of their sound financial condition and mutual expertise, and further expansion and development through the creation of the world's No.1 entertainment contents.

The Company, which has released action game software series with worldwide popularity such as "DEAD OR ALIVE" and "NINJA GAIDEN," enjoys high brand awareness in the U.S. and European markets. The Company also has a unique selling position in areas such as adventure games, development of LCD software for pachinko/pachislot machines and operation of amusement facilities. Moreover, The Company's ability to develop games by making the most of the characteristics of each platform has earned it high praise.

KOEI has an extra edge in areas such as strategy games, tactical action games, games for women and online games. KOEI, which created such popular series as "Nobunaga's Ambition," "Dynasty Warriors (Shin-Sangoku Musou)" and "Neo Romance," has established strong brand recognition principally in the Asian markets. Since the establishment in 1990 of a division dedicated to cutting-edge technologies, KOEI has accumulated extensive know-how on development tools, communication and network technologies and other new-generation technologies as well as on compliance with requirements of the multi-platform environment.

In such sectors, areas and platforms of their respective strengths, both of the Company and KOEI can expect to expand their operating base through a mutual complementary relationship. In particular, in the area of action games, which is the area of strength of both companies and can be positioned as the most important area for their great leap in the global market, the Company and

KOEI can expect to maximize opportunity revenue with strategic offerings of products while making the integration a significant growth opportunity through innovative product development with the exploitation of their common synergies. The Company and KOEI also believe that the combination of KOEI's know-how on media mix and logistics functions in Japan, Europe and Asia, and the Company's products and intellectual property rights will allow them to expand margins within the group and to create new market demands. Thus, with the confidence that the Company and KOEI will be able to boost their brand power by making the most of their respective strengths and management resources and also be able to acquire a more solid management base and tremendous growth opportunities on a global basis, the Company and KOEI have reached the conclusion that it would be best to proceed with the management integration.

Through the management integration, the Company and KOEI will share their respective technological strengths and know-how and will expand their customer bases and improve their presence in the U.S., Europe, Asia and other overseas markets, increasing their profitability on a global basis. The Company and KOEI will also work to increase their profitability by improving its game development efficiency with a thorough and reasonable process management and know-how sharing and by improving their management efficiency by way of optimization of headquarters functions. Furthermore, the management integration of the two companies, which have much in common in their sense of value due to a long friendship between their managements since the very early stage of the games industry, will enable them to promptly secure competent and talented personnel and improve a stable development environment that will allow their staff to fully demonstrate their capacities, as the result of which the Company and KOEI will encourage the creativity of each employee and realize a blend of the two for growth, and address further development of their respective brands.

This agenda item seeks shareholders' approval of the establishment by the Company and KOEI of their wholly-owning parent company named "TECMO KOEI HOLDINGS CO., LTD." for the above-described reasons through a joint share transfer under Article 772 of the Companies Act (the "Share Transfer"), whereby each of the Company and KOEI will become a wholly-owned subsidiary of the said company.

2. Terms of the Share Transfer Plan

SHARE TRANSFER PLAN (Transcript)

This share transfer plan (this "Share Transfer Plan") has been jointly prepared by Tecmo, Ltd. ("Tecmo") and KOEI Co., Ltd. ("KOEI") based on their agreement concerning the implementation of a share transfer by means of a joint share transfer, as follows:

Article 1. (Share Transfer)

Subject to this Share Transfer Plan, as of the date of formation (as defined in Article 7; hereinafter the same) of the wholly-owning parent company to be newly incorporated through a share transfer (the "New Company"), Tecmo and KOEI shall jointly transfer to the New Company all of their issued and outstanding shares, whereby the New Company will acquire all such shares (the "Share Transfer").

Article 2. (Purpose, Trade Name, Location of Head Office, Total Number of Authorized Shares of New Company and Other Matters Prescribed in Articles of Incorporation)

1. The purpose, trade name, location of the head office and the total number of authorized shares of the New Company shall be as follows:

   (1) Purpose

   The purpose of the New Company shall be as stated in Article 2 of its Articles of Incorporation set forth in Exhibit 1.

   (2) Trade Name

   The trade name of the New Company shall be "KOEI TECMO HOLDINGS Kabushiki Kaisha," which shall be expressed in English as "TECMO KOEI HOLDINGS CO., LTD."

   (3) Location of Head Office

   The New Company shall have its head office in Yokohama-shi, Kanagawa. The location of the head office shall be 18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa.

   (4) Total Number of Authorized Shares

   The total number of shares authorized to be issued by the New Company shall be 350,000,000.

2. The matters prescribed in the Articles of Incorporation of the New Company other than those specified in the preceding Paragraph shall be as stated in its Articles of Incorporation set forth in Exhibit 1 (or as stated in its Articles of Incorporation set forth in Exhibit 1 as amended as per Exhibit 2, if the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004) does not come into effect on or before the Date of Formation of the New Company).

Article 3. (Names of Directors, Auditors and Accounting Auditor at the Time of Incorporation of the New Company)

1. The names of the directors at incorporation of the New Company shall be as follows:

   Yasuharu Kakihara

   Kenji Matsubara

Yoichi Erikawa

Keiko Erikawa

Kazuyoshi Sakaguchi

2. The names of the auditors at incorporation of the New Company shall be as follows:
   Nobutaka Osada
   Satoru Morishima
   Chiomi Yamamoto
   Takashi Ouchi

3. The accounting auditor at the time of incorporation of the New Company shall be as follows:
   KPMG AZSA & Co. (accounting firm)

Article 4. (Shares to be Delivered by the New Company through the Share Transfer and Allotment Thereof)

1. Upon the Share Transfer, the New Company shall deliver to the respective shareholders of Tecmo and KOEI (including beneficial shareholders, if any; hereinafter the same), in exchange for the shares of common stock of each of Tecmo or KOEI held by them, such number of shares of common stock of the New Company as is equal to the total of (i) the number of issued and outstanding shares of common stock of Tecmo as of the day preceding the Date of Formation of the New Company multiplied by 0.9, and (ii) the number of issued and outstanding shares of common stock of KOEI as of the day preceding the Date of Formation of the New Company multiplied by 1. Any fraction less than one share that may result from the calculation of (i) or (ii) above shall be disregarded.

2. The allotment of common stock of the New Company to be delivered pursuant to the preceding Paragraph shall be made to Tecmo's and KOEI's respective shareholders whose names are entered or recorded in Tecmo's and KOEI's respective shareholder registries (including beneficial shareholder registries, if any; hereinafter the same) at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any shareholder of Tecmo or KOEI who demands purchase of the shares held by such shareholder pursuant to Article 806 of the Companies Act, Tecmo or KOEI, as the case may be, instead of such shareholder, shall be deemed to be entered or recorded in the relevant shareholder registry as a shareholder), as follows: (i) to each shareholder of Tecmo, 0.9 shares of common stock of the New Company shall be allotted in exchange for each share of common stock of Tecmo held by such shareholder; and (ii) to each shareholder of KOEI, 1 share of common stock of the New Company shall be allotted in exchange for each share of common

stock of KOEI held by such shareholder. Any fraction less than one share that may result from the calculation of the number of shares to be allotted as per (i) or (ii) above shall be handled in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

Article 5. (Treatment of Stock Acquisition Rights)

1. Upon the Share Transfer, the New Company shall deliver to the holders of the second stock acquisition rights of Tecmo (the terms of which are as described in Exhibit 3 entitled "Terms of Tecmo, Ltd. The Second Stock Acquisition Rights;" hereinafter the "Tecmo Second Stock Acquisition Rights"), in exchange for their Tecmo Second Stock Acquisition Rights, such number of the fourth stock acquisition rights of the New Company (the terms of which are as described in Exhibit 4 entitled "Terms of the Fourth Stock Acquisition Rights of the New Company;" hereinafter the "New Company Fourth Stock Acquisition Rights") as is equal to the total number of Tecmo Second Stock Acquisition Rights issued by Tecmo and outstanding as of the day preceding the Date of Formation of the New Company.

2. The New Company Fourth Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the Tecmo Second Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of Tecmo at the close of business of the day preceding the Date of Formation of the New Company at the ratio of one (1) New Company Fourth Stock Acquisition Right for one (1) Tecmo Second Stock Acquisition Right held by such holder.

3. Upon the Share Transfer, the New Company shall deliver to the holders of the second stock acquisition rights of KOEI (the terms of which are as described in Exhibit 5 entitled "Terms of KOEI Co., Ltd. The Second Stock Acquisition Rights;" hereinafter the "KOEI Second Stock Acquisition Rights"), in exchange for their KOEI Second Stock Acquisition Rights, such number of the first stock acquisition rights of the New Company (the terms of which are as described in Exhibit 6 entitled "Terms of the First Stock Acquisition Rights of the New Company;" hereinafter the "New Company First Stock Acquisition Rights") as is equal to the total number of KOEI Second Stock Acquisition Rights issued by KOEI and outstanding as of the day preceding the Date of Formation of the New Company.

4. The New Company First Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the KOEI Second Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of KOEI at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any holder of the KOEI Second Stock Acquisition Rights who demands

purchase of the KOEI Second Stock Acquisition Rights held by such holder pursuant to Article 808, Paragraph 1, Item 3 of the Companies Act, KOEI shall be deemed to be entered or recorded therein as a holder of the KOEI Second Stock Acquisition Rights, instead of such holder) at the ratio of one (1) New Company First Stock Acquisition Right for one (1) KOEI Second Stock Acquisition Right held by such holder.

5. Upon the Share Transfer, the New Company shall deliver to the holders of the third stock acquisition rights of KOEI (the terms of which are as described in Exhibit 7 entitled "Terms of KOEI Co., Ltd. The Third Stock Acquisition Rights;" hereinafter the "KOEI Third Stock Acquisition Rights"), in exchange for their KOEI Third Stock Acquisition Rights, such number of the second stock acquisition rights of the New Company (the terms of which are as described in Exhibit 8 entitled "Terms of the Second Stock Acquisition Rights of the New Company;" hereinafter the "New Company Second Stock Acquisition Rights") as is equal to the total number of KOEI Third Stock Acquisition Rights issued by KOEI and outstanding as of the day preceding the Date of Formation of the New Company.

6. The New Company Second Stock Acquisition Rights to be delivered pursuant to the preceding Paragraph shall be allotted to each holder of the KOEI Third Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of KOEI at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any holder of the KOEI Third Stock Acquisition Rights who demands purchase of the KOEI Third Stock Acquisition Rights held by such holder pursuant to Article 808, Paragraph 1, Item 3 of the Companies Act, KOEI shall be deemed to be entered or recorded therein as a holder of the KOEI Third Stock Acquisition Rights, instead of such holder) at the ratio of one (1) New Company Second Stock Acquisition Right for one (1) KOEI Third Stock Acquisition Right held by such holder.

7. Upon the Share Transfer, the New Company shall deliver to the holders of the fourth stock acquisition rights of KOEI (the terms of which are as described in Exhibit 9 entitled "Terms of KOEI Co., Ltd. The Fourth Stock Acquisition Rights;" hereinafter the "KOEI Fourth Stock Acquisition Rights"), in exchange for their KOEI Fourth Stock Acquisition Rights, such number of the third stock acquisition rights of the New Company (the terms of which are as described in Exhibit 10 entitled "Terms of the Third Stock Acquisition Rights of the New Company;" hereinafter the "New Company Third Stock Acquisition Rights") as is equal to the total number of KOEI Fourth Stock Acquisition Rights issued by KOEI and outstanding as of the day preceding the Date of Formation of the New Company.

8. The New Company Third Stock Acquisition Rights to be delivered pursuant to the preceding

Paragraph shall be allotted to each holder of the KOEI Fourth Stock Acquisition Rights whose name is entered or recorded in the registry of stock acquisition rights of KOEI at the close of business of the day preceding the Date of Formation of the New Company (provided, however, that in the case of any holder of the KOEI Fourth Stock Acquisition Rights who demands purchase of the KOEI Fourth Stock Acquisition Rights held by such holder pursuant to Article 808, Paragraph 1, Item 3 of the Companies Act, KOEI shall be deemed to be entered or recorded therein as a holder of the KOEI Fourth Stock Acquisition Rights, instead of such holder) at the ratio of one (1) New Company Third Stock Acquisition Right for one (1) KOEI Fourth Stock Acquisition Right held by such holder.

Article 6. (Matters concerning Amounts of Stated Capital and Capital Reserves of the New Company)

The amounts of the paid-in capital and reserve of the New Company as of the Date of Formation of the New Company shall be as follows:

(1) Amount of Paid-in Capital
JPY 15 billion

(2) Amount of Capital Reserve
JPY 5 billion

(3) Amount of Earned Reserve
JPY 0

Article 7. (Date of Formation of the New Company)

The date on which the registration of incorporation of the New Company is to be completed (hereinafter the "Date of Formation of the New Company") shall be April 1, 2009. Provided, however, that the foregoing date may be changed upon consultation and agreement between Tecmo and KOEI, if necessary in the course of the proceedings for the Share Transfer or under other circumstances.

Article 8. (General Meetings of Shareholders for Approval of Share Transfer Plan)

1. Tecmo shall convene an extraordinary general meeting of shareholders scheduled for January 26, 2009 to seek the shareholders' approval of this Share Transfer Plan and to call for their resolution concerning the matters necessary for the Share Transfer.

2. KOEI shall convene an extraordinary general meeting of shareholders scheduled for January 26, 2009 to seek the shareholders' approval of this Share Transfer Plan and to call for their resolution concerning the matters necessary for the Share Transfer.

3. The scheduled date of the extraordinary general meetings of shareholders as specified in the preceding two Paragraphs may be changed upon consultation and agreement between Tecmo and KOEI, if necessary in the course of the proceedings for the Share Transfer or under other circumstances.

Article 9. (Dividend of Surplus)

1. Tecmo may pay a dividend of up to JPY 20 per share from its surplus to its shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of December 31, 2008.

2. KOEI may pay a dividend of up to JPY 25 per share from its surplus to its shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of September 30, 2008. In addition, KOEI may pay a dividend of up to JPY 25 per share from its surplus to its shareholders or registered pledgees whose names are entered or recorded in its shareholder registry at the close of business of March 31, 2009.

3. Except as set forth in the preceding two Paragraphs, Tecmo and KOEI may not adopt a resolution on any dividend of surplus with the record date therefor being no later than the Date of Formation of the New Company.

Article 10. (Management of Company Properties)

During the period after the preparation of this Share Transfer Plan and up to the Date of Formation of the New Company, each of Tecmo and KOEI shall execute its business, and manage and operate its properties with the due care of a good manager, and except as specifically authorized in this Share Transfer Plan, each of Tecmo and KOEI may perform any act that may have a material effect on its properties or its rights and obligations only after prior consultation with, and agreement of the other party.

Article 11. (Effect of this Share Transfer Plan)

This Share Transfer Plan shall lose its effect if the approval of this Share Transfer Plan or the resolution concerning the matters necessary for the Share Transfer cannot be obtained at the shareholders' meeting of Tecmo or that of KOEI as specified in Article 8, or if the Integration Agreement dated November 18, 2008 entered into between Tecmo and KOEI in connection with the Share Transfer is cancelled or terminated.

Article 12. (Change of Terms of Share Transfer and Cancellation of the Share Transfer)

In the event of any material change to the financial standing or management status of either Tecmo or KOEI, or upon the occurrence or revelation of any event that would materially interfere with the implementation of the Share Transfer, or in the event of the attainment of the purpose of this Share Transfer Plan becoming extremely difficult, in each case during the period after the preparation of this Share Transfer Plan and up to the Date of Formation of the New Company, Tecmo and KOEI may change the terms of the Share Transfer or other particulars of this Share Transfer Plan, or cancel the Share Transfer upon consultation and mutual agreement.

Article 13. (Matters for Consultation)

In addition to the matters stipulated in this Share Transfer Plan, matters not stipulated herein or other matters necessary for the Share Transfer shall be determined upon separate consultation between Tecmo and KOEI in adherence to the purpose of this Share Transfer Plan.

IN WITNESS WHEREOF, Tecmo and KOEI have executed this document in duplicate and shall retain one original each after affixing their respective names and seals hereunto.

November 18, 2008

Tecmo, Ltd.
1-34, Kudan-kita 4-chome, Chiyoda-ku, Tokyo
Yasuharu Kakihara,
Representative Director and Chairman of the Board, President (Seal)

KOEI Co., Ltd.
18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa
Kenji Matsubara, President and COO (Seal)

END

Exhibit 1

# [ARTICLES OF INCORPORATION]

## Chapter 1. General Provisions

Article 1. (Trade Name)

The Company shall be called "KOEI TECMO HOLDINGS Kabushiki Kaisha," which shall be expressed in English as "TECMO KOEI HOLDINGS CO., LTD."

Article 2. (Purpose)

The purpose of the Company shall be to engage in the following businesses:

1. Computer-related businesses as set forth below:
    1) Manufacture, production, planning, sales, lease, repair, and import and export of computer software and hardware, and gaming amusement machines;
    2) Order taking for commissioned development of, and design and development of computer software and hardware;
    3) Design and implementation of survey research on technologies and markets for computer software and hardware;
    4) Business related to events and fairs related to computer software and hardware; and
    5) Manufacture, sales, lease and repair of computers and industrial electronics;
2. Development, sales, operation and maintenance of software, contents and the service of information provision and information processing through the use of Internet, phone lines and other communication networks; and mail-order sales, distribution and sales of data and consulting business regarding systems development through the use of such networks;
3. Management of game halls (business establishments that allow customers to play slot machines, TV/video game machines and other gaming equipment, as well as bowling stadiums) and consulting business relating to the foregoing;
4. All businesses concerning publishing of books, magazines and musical scores;
5. All music-related businesses as set forth below:
    1) Planning, production, manufacture and purchase and sale of disc records, music tapes and other audio media;
    2) Planning, production, manufacture and purchase and sale of videotapes, videodiscs, motion pictures and other audiovisual media;
    3) Management of copyrights and neighboring rights in musical works, image works and other works;
    4) Fostering and training of players, singers and other artists, acting as an artist booking agency, and management of such artists;

5) Management of music studios; and
6) Organizing of music events and performances;

6. Real estate-related businesses as set forth below:
   1) Construction business and total management of buildings;
   2) Purchase and sale, lease, agency/intermediation and management of real estate;
7. Management of karaoke establishments;
8. Management of restaurants and other eating and drinking establishments;
9. Sales of toys, stationery, sports goods, clothing, food products, soft drinks and other daily goods in general;
10. Planning, development and sales of characters;
11. Holding and management of, and investment in securities;
12. Non-life insurance agency business;
13. All businesses related to design, advertisement and publicity;
14. Advertising agency business; and
15. Any and all businesses incidental to or related to those set forth in the preceding Items.

Article 3. (Location of Head Office)

The Company shall have its head office in Yokohama-shi, Kanagawa.

Article 4. (Method of Public Notice)

The public notice by the Company shall be given in the form of electronic public notice. Provided, however, that in the case where electronic public notice is not available due to any accident or other inevitable reasons, the public notice shall be displayed in the Nihon Keizai Shimbun.

## Chapter 2. Stock

Article 5. (Total Number of Authorized Shares)

The total number of shares authorized to be issued by the Company shall be 350,000,000.

Article 6. (Acquisition of Treasury Stock)

Pursuant to Article 165, Paragraph 2 of the Companies Act, the Company may purchase its own stock by resolution of the board of directors.

Article 7. (Number of Shares Constituting One Unit)

The number of shares that constitutes one unit of shares of the Company shall be one hundred (100).

Article 8. (Rights regarding Shares Less than One Unit)

Shareholders of the Company may not exercise rights other than those prescribed below with respect to their shares less than one unit:

1) The rights set forth in each Item of Article 189, Paragraph 2 of the Companies Act;
2) The right of claim pursuant to Article 166, Paragraph 1 of the Companies Act;
3) The right to receive allotment of shares for subscription and allotment of stock acquisition rights for subscription in proportion to the number of shares held by the relevant shareholder; and
4) The right to make the demand set forth in the following Article.

Article 9. (Demand for Sale of Shares Constituting Less than One Unit)

1. A holder of shares constituting less than one unit of stock of the Company may demand that the Company sell to that holder such number of shares as will constitute one unit of shares, if combined with the shares constituting less than one unit held by such holder (the "Demand for Sale"). Provided, however, that the foregoing shall not apply if the number of treasury shares owned by the Company falls short of the number of shares with respect to which the Demand for Sale was made.
2. The period of time during which a Demand for Sale may be made, method of submitting a demand and other relevant matters shall be governed by the Share Handling Regulations to be established by the board of directors.

Article 10. (Shareholder Registry Administrator)

1. The Company shall have an administrator of its shareholder registry (the "Shareholder Registry Administrator").
2. The Shareholder Registry Administrator and the place of its handling office shall be determined by a resolution of the board of directors and shall be announced by public notice.
3. The shareholder registry and the stock acquisition right registry of the Company (the "Registries") shall be kept at the handling office of the Shareholder Registry Administrator. Entry or record in the Registries as well as other administrative affairs relating to the Registries shall be entrusted to the Shareholder Registry Administrator, and shall not be handled by the Company.

Article 11. (Share Handling Regulations)

Procedures for the exercise of the shareholders' rights and handling of other matters concerning the stock of the Company shall be governed by laws and regulations, these Articles of Incorporation and the Share Handling Regulations to be established by the board of directors.

Article 12. (Record Date)

1. The Company shall regard the shareholders whose names are entered or recorded in its shareholder registry at the close of business of March 31 of each year as the shareholders who are

entitled to exercise their rights at its ordinary general meeting of shareholders with respect to the relevant business year.

2. In addition to the cases specified in the preceding Paragraph or other part of these Articles of Incorporation, when the need arises, the Company may, by a resolution of the board of directors and upon prior public notice, regard the shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of a certain fixed date as the shareholders or registered share pledgees who are entitled to exercise their rights.

## Chapter 3. General Meetings of Shareholders

Article 13. (Convocation)

The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day following the last day of each business year, and extraordinary general meetings of shareholders may be convened from time to time whenever necessary.

Article 14. (Person to Convene Meeting and Chairperson Thereof)

Unless otherwise provided in applicable laws, the general meetings of shareholders shall be convened and presided over by the Director and President. Provided, however, that if the Director and President is unable to act, another director shall convene and preside at the general meetings of shareholders in an order previously determined by the board of directors.

Article 15. (Method of Resolution)

1. Unless otherwise provided in applicable laws or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present who are entitled to exercise their voting rights.
2. The resolution stipulated in Article 309, Paragraph 2 of the Companies Act shall be adopted by not less than two-thirds (2/3) of the votes of the shareholders present and representing not less than one-third (1/3) of all votes of the shareholders who are entitled to exercise their voting rights.

Article 16. (Exercise of Voting Right by Proxy)

1. The proxy through whom a shareholder may exercise his/her/its voting rights shall be limited to one other shareholder of the Company who is entitled to exercise voting rights.
2. In the case of the preceding Paragraph, the shareholder or the proxy shall submit in advance a document certifying the proxy right for each general meeting of shareholders.

Article 17. (Internet Disclosure and Deemed Provision of Reference Materials for General Meetings of Shareholders)

In convening a general meeting of shareholders, the Company may, by disclosing information on the matters to be stated or presented in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements (including the accounting audit report and audit report with respect to the relevant consolidated financial statements) via the Internet in accordance with the ministerial ordinance of the Ministry of Justice, deem that it has provided the shareholders with such information.

## Chapter 4. Directors and Board of Directors

Article 18. (Board of Directors)

The Company shall have a board of directors.

Article 19. (Number of Directors)

The Company shall have not more than fifteen (15) directors.

Article 20. (Election and Dismissal)

1. Directors of the Company shall be elected or dismissed by resolution of the general meeting of shareholders.
2. Election or dismissal of a director shall be determined by a majority of the votes of the shareholders present and representing not less than one-third (1/3) of all votes of the shareholders who are entitled to exercise their voting rights.
3. No cumulative voting shall be used for the election of directors.

Article 21. (Term of Office)

1. The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last of the business years ending within two (2) years after his/her election.
2. The term of office of any director elected to fill a vacancy or due to an increase in the number of directors shall expire upon the expiration of the term of office of the retiring director or of other incumbent directors.

Article 22. (Directors with Special Title)

The board of directors shall elect one (1) Director and Chairperson and one (1) Director and President, and may elect, if needed, a number of directors and vice-chairpersons, directors and vice-presidents, executive managing directors and managing directors, in each case from among its members and by its resolution.

Article 23. (Representative Director)

1. The board of directors shall elect, by its resolution, a representative director or representative directors from among the directors with special title under the preceding Article.
2. The representative director shall represent the Company and execute the business in accordance with resolutions of the board of directors.

Article 24. (Person to Convene Meetings of the Board of Directors and the Chairperson of Meetings)

Unless otherwise provided in applicable laws, the meetings of the board of directors shall be convened and presided over by the Director and President. Provided, however, that if the Director and President is unable to act, another director shall convene and preside at the meetings of the board of directors in an order previously determined by the board of directors.

Article 25. (Notice to Convene a Meeting of the Board of Directors)

1. The notice to convene a meeting of the board of directors shall be issued to each director and each auditor at least three (3) days prior to the date of the meeting. Provided, however, that such term of notice may be shortened in case of urgent necessity.
2. With the unanimous consent of the directors and auditors, a meeting of the board of directors may be held without following the procedures for convocation.

Article 26. (Omission of Resolution of Board of Directors)

If all directors consent in writing or by electromagnetic record to any matter which requires resolution of the board of directors, the Company shall deem that a resolution of the board of directors approving the relevant matter was passed. Provided, however, that the foregoing shall not apply if any auditor expresses objection to such treatment.

Article 27. (Regulations of the Board of Directors)

Matters concerning the board of directors shall be governed by applicable laws, these Articles of Incorporation and the Regulations of the Board of Directors to be established by the Board of Directors.

Article 28. (Remmunerations)

The directors' remmuneration, bonuses and other financial benefits that they receive from the Company in consideration of the execution of their duties ("Remmuneration, Etc.") shall be determined by resolution of the general meeting of shareholders.

## Chapter 5. Auditors and Board of Auditors

Article 29. (Auditors and Board of Auditors)

The Company shall have auditors and a board of auditors.

Article 30. (Number of Auditors)

The Company shall have not more than five (5) auditors.

Article 31. (Election)

1. Auditors of the Company shall be elected by resolution of the general meeting of shareholders.
2. Election of auditors shall be determined by a majority of the votes of the shareholders present and representing no less than one-third (1/3) of all votes of the shareholders who are entitled to exercise their voting rights.

Article 32. (Term of Office)

1. The term of office of an auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last of the business years ending within four (4) years after his/her election.
2. The term of office of any auditor elected to fill a vacancy shall expire upon the expiration of the term of office of the retiring auditor.

Article 33. (Standing Auditors)

The board of auditors shall elect standing auditors by its resolution.

Article 34. (Notice to Convene a Meeting of the Board of Auditors)

1. The notice to convene a meeting of the board of auditors shall be issued to each auditor at least three (3) days prior to the date of the meeting. Provided, however, that such term of notice may be shortened in case of urgent necessity.
2. With the unanimous consent of the auditors, a meeting of the board of auditors may be held without following the procedures for convocation.

Article 35. (Regulations of Board of Auditors)

Matters concerning the board of auditors shall be governed by applicable laws, these Articles of Incorporation and the Regulations of the Board of Auditors to be established by the board of auditors.

Article 36. (Remuneration, Etc.)

The Remuneration, Etc. of the auditors shall be determined by resolution of the general meeting of shareholders.

## Chapter 6. Accounting Auditors

Article 37. (Accounting Auditors)

The Company shall have one or more accounting auditors.

Article 38. (Election)

The accounting auditors shall be elected by resolution of the general meeting of shareholders.

Article 39. (Term of Office)

1. The term of office of an accounting auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last of the business years ending within one (1) year after his/her/its election.
2. In the absence of any resolution to the contrary at the ordinary general meeting of shareholders mentioned in the preceding Paragraph, the accounting auditor shall be deemed to have been reelected at the relevant ordinary general meeting of shareholders.

Article 40. (Remuneration)

The Remuneration, Etc. of accounting auditors shall be determined by the representative director with the consent of the board of auditors.

## Chapter 7. Accounting

Article 41. (Business Year)

The business year of the Company shall be one (1) year commencing on April 1 of each year and ending on March 31 of the following year.

Article 42. (Distribution of Surplus)

1. The Company shall pay dividends of year-end surplus to the shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of the last day of each business year.
2. In addition to the case prescribed in the preceding Paragraph, the Company may pay dividends of surplus after fixing a record date therefor.

Article 43. (Interim Dividend)

The Company may, by resolution of the board of directors, pay a dividend of surplus under Article 454, Paragraph 5 of the Companies Act (interim dividend) to the shareholders or registered share pledgees whose names are entered or recorded in its shareholder registry at the close of business of September 30 of each year.

Article 44. (Prescriptive Period of Dividends)

The Company shall be relieved from the obligation to pay any dividend that remains unclaimed after the lapse of three (3) years from the date of commencement of payment thereof if the property to be distributed is cash.

Exhibit 2

Statement of Partial Amendments to the Articles of Incorporation in Case the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004) does not come into effect on or before the date of Formation of the New Company

(Underlining denotes amendment.)

| **Articles of Incorporation as set forth in Exhibit 1** | **Amendments** |
|---|---|
| Chapter 2. Stock | |
| (Addition of a new Article) | Article 8. (Issuance of Share Certificates and Non-issuance of Certificates for Shares Constituting Less than One Unit)<br>1. The Company shall issue certificates representing its shares.<br>2. Notwithstanding the preceding Paragraph, the Company shall not issue any certificate in respect of its shares constituting less than one unit, unless otherwise provided for in the Share Handling Regulations. |
| Article 8. (Rights regarding Shares Less than One Unit)<br>Shareholders of the Company may not exercise rights other than those prescribed below with respect to their shares less than one unit:<br>1) The rights set forth in each Item of Article 189, Paragraph 2 of the Companies Act;<br>2) The right of claim pursuant to Article 166, Paragraph 1 of the Companies Act;<br>3) The right to receive allotment of shares for subscription and allotment of stock acquisition rights for subscription in proportion to the number of shares held by the relevant shareholder; and<br>4) The right to make the demand set forth in | Article 9. (Rights regarding Shares Less than One Unit)<br>Shareholders (including beneficial shareholders; hereinafter the same) of the Company may not exercise rights other than those prescribed below with respect to their shares less than one unit:<br>1) The rights set forth in each Item of Article 189, Paragraph 2 of the Companies Act;<br>2) The right of claim pursuant to Article 166, Paragraph 1 of the Companies Act;<br>3) The right to receive allotment of shares for subscription and allotment of stock acquisition rights for subscription in proportion to the number of shares held by the relevant shareholder; and |

| | |
|---|---|
| the following Article. | 4) The right to make the demand set forth in the following Article. |
| Article 9. (Demand for Sale of Shares Less than One Unit)<br>(Text omitted.) | Article 10. (Demand for Sale of Shares Less than One Unit)<br>(Text omitted.) |
| Article 10. (Shareholder Registry Administrator)<br>1. The Company shall have an administrator of the shareholder registry (the "Shareholder Registry Administrator").<br>2. The Shareholder Registry Administrator and its handling office shall be determined by a resolution of the board of directors and shall be announced by public notice.<br>3. The shareholder registry and the stock acquisition right registry of the Company (the "Registries") shall be kept at the handling office of the Shareholder Registry Administrator. Entry or record in the Registries as well as other administrative affairs relating to the Registries shall be entrusted to the Shareholder Registry Administrator, and shall not be handled by the Company. | Article 11. (Shareholder Registry Administrator)<br>1. The Company shall have an administrator of the shareholder registry (the "Shareholder Registry Administrator").<br>2. The Shareholder Registry Administrator and its handling office shall be determined by a resolution of the board of directors and shall be announced by public notice.<br>3. The shareholder registry (including beneficial shareholder registry; hereinafter the same), the registry of lost share certificates and the stock acquisition right registry of the Company (the "Registries") shall be kept at the handling office of the Shareholder Registry Administrator. Entry or record in the Registries as well as other administrative affairs relating to the Registries shall be entrusted to the Shareholder Registry Administrator, and shall not be handled by the Company.<br><br>(Hereafter each Article number shall be moved down by one.) |

Exhibit 3

## Terms of Tecmo, Ltd. The Second Stock Acquisition Rights

(1) Name of stock acquisition rights

Tecmo, Ltd., the Second Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of the stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition rights (hereinafter the "Number of Granted Shares") shall be 100.

However, if the Company conducts a stock split (including distribution of shares free of charge; the same shall apply to all stock splits referred to hereinafter) or stock consolidation of its common stock, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split/consolidation ratio}$$

Furthermore, if any event which requires the adjustment of the Number of Granted Shares arises after the resolution date, the Number of Granted Shares shall be adjusted appropriately.

(3) Issue Price of the stock acquisition rights

The stock acquisition rights will be issued without consideration.

(4) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed upon the exercise of the stock acquisition rights shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Granted Shares.

Exercise Price: 1,100 yen

However, if any of the events below occurs after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

1. In case the Company conducts a stock split or stock consolidation of its common stock:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

2. In case the Company issues new shares or sells treasury stock in relation to the common stock of the Company at a price lower than the market price (provided, however, that "Number of outstanding shares" within the formula does not include the number of treasury stock of the common stock held by the Company):

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued (sold) shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued (sold) shares}}$$

3. Other than the above cases, if any event which requires the adjustment of the Exercise Price arises after the allotment date, the Exercise Price shall be adjusted within a reasonable extent.

(5) Exercise Period of the stock acquisition rights

From April 1, 2011 to March 31, 2014

Provided, however, that if the commencement date of the Exercise Period falls on a holiday of the Company the immediately proceeding business day shall be the commencement date and, if the final date of the Exercise Period falls on a holiday of the Company the immediately preceding business day shall be the final date.

(6) Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

1. The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up.
2. The amount of capital reserve to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be the amount obtained by deducting the amount of increased capital prescribed in 1. above from the maximum amount of increase in capital etc. referred to in 1. above.

(7) Restrictions on the assignment of the stock acquisition rights

The transfer of the stock acquisition rights shall be subject to an approval of the Board of Directors of the Company.

(8) Conditions of acquisition of the stock acquisition rights

When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company, (ii) a company split agreement or company split plan in which the Company is to be split, or (iii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without charge on a date separately prescribed by the Board of the Directors of the Company.

(9) In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of any of the stock companies listed in Article 236, Paragraph 1, Item 8 *i* through *ho* of the Companies Act ("Reorganized Company") shall be delivered pursuant to the following terms and conditions to the holders of the stock acquisition rights outstanding at the time a Restructuring becomes effective.

In this case, the outstanding stock acquisition rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights. Provided, however, that this shall only apply when the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement prescribes the delivery of the stock acquisition rights of the Reorganized Company in accordance to the following terms and conditions:

1. Number of stock acquisition rights of the Reorganized Company to be delivered

   A number which is the same as the number of the remaining stock acquisition rights held by the holders of the outstanding stock acquisition rights shall be delivered.

2. Class of shares of the Reorganized Company to be issued upon the exercise of the stock acquisition rights

   The class of shares shall be common stock of the Reorganized Company.

3. Number of shares of the Reorganized Company to be subject to the stock acquisition rights

   The number of shares shall be determined based on (2) above after taking into consideration the terms and conditions, etc. of the Reorganization.

4. Value of the assets to be contributed upon the exercise of the stock acquisition rights

   The value of the assets to be contributed upon the exercise of the stock acquisition rights to be delivered shall be the amount obtained by multiplying the adjusted post-restructuring payment amount by the number of shares of such stock acquisition rights which shall be determined in accordance with 3. above, after taking into consideration the terms and conditions, etc. of the Reorganization.

5. Exercise period of the stock acquisition rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (5) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (5) above.

6. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

   Those matters shall be determined according to (6) above.

7. Restrictions on the assignment of the stock acquisition rights

   The transfer of the stock acquisition rights shall be subject to an approval of the Board of Directors of the Reorganized Company.

8. Conditions of acquisition of the stock acquisition rights

   Those conditions shall be determined according to (8) above.

(10) Allocation Date of the stock acquisition rights

April 23, 2007

(11) Treatment of fractions of less than one (1) share arising in the exercise of the stock acquisition rights

Any fractions of less than one (1) share in the number of shares to be delivered to the holders who exercised the stock acquisition rights shall be discarded.

(12) Other terms and conditions on the exercise of the stock acquisition rights

1. Stock acquisition rights holders are required to be employees of the Company at the time such rights are exercised.
2. No exercise of less than one (1) Stock Acquisition Right shall be permitted.
3. Pursuant to the resolution of the Board of Directors, other terms and conditions of the exercise of the rights shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holders.

(13) Payment Handling Bank for exercising of the stock acquisition rights

Sumitomo Mitsui Banking Corporation, Kanda-ekimae Branch

Exhibit 4

## Terms of the Fourth Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the Fourth Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the Fourth Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of the stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition rights (hereinafter the "Number of Granted Shares") shall be 90.

However, if Tecmo conducts a stock split (including distribution of shares free of charge; the same shall apply to all stock splits referred to hereinafter) or a stock consolidation of its common stock on or after November 18, 2008 prior to the date of formation of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of Granted Shares after adjustment} = \text{Number of Granted Shares before adjustment} \times \text{Split/consolidation ratio}$$

Furthermore, if any event which requires the adjustment of the Number of Granted Shares occurs other than the above, the Number of Granted Shares shall be adjusted appropriately.

(3) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed upon the exercise of the stock acquisition rights shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Granted Shares.

Exercise Price: 1,223 yen

However, if any of the events below occurs, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

1. In case Tecmo conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a

stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

2. In case Tecmo issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for cases due to exercise of stock acquisition rights which may demand delivery of common stock of Tecmo (including those attached to bonds with stock acquisition rights)) on or after November 18, 2008 prior to the date of formation of the Company, or the Company issues new shares or sells treasury stock in relation to the common stock of the Company at a price lower than the market price (except for cases due to exercise of stock acquisition rights which may demand delivery of common stock of the Company (including those attached to bonds with stock acquisition rights)) (provided, however, that "Number of outstanding shares" within the formula does not include the number of treasury stock of Tecmo/the Company of the common stock held by Tecmo/the Company):

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued (sold) shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued (sold) shares}}$$

3. Other than the above cases, if any event which requires the adjustment of the Exercise Price occurs after the allotment date, the Exercise Price shall be adjusted within a reasonable extent.

(4) Exercise Period of the stock acquisition rights

From April 1, 2011 to March 31, 2014

Provided, however, that if the commencement date of the Exercise Period falls on a holiday of the Company the immediately proceeding business day shall be the commencement date and, if the final date of the Exercise Period falls on a holiday of the Company the immediately preceding business day shall be the final date.

(5) Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

1. The amount of capital to be increased by the issuance of shares upon the exercise of the stock

acquisition rights shall be 50% of the maximum amount of increase in capital etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up.

2. The amount of capital reserve to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be the amount obtained by deducting the amount of increased capital prescribed in 1. above from the maximum amount of increase in capital etc. referred to in 1. above.

(6) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(7) Conditions of acquisition of the stock acquisition rights

When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company, (ii) a company split agreement or company split plan in which the Company is to be split, or (iii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without charge on a date separately prescribed by the Board of the Directors of the Company.

(8) Extinguishment of the stock acquisition rights upon Reorganization and terms and conditions concerning delivery of the stock acquisition rights of the Reorganized Company

In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of any of the stock companies listed in Article 236, Paragraph 1, Item 8 *i* through *ho* of the Companies Act ("Reorganized Company") shall be delivered ("Reorganization Company Stock Acquisition Rights") pursuant to the following terms and conditions to the holders of the stock acquisition rights outstanding at the time a Restructuring becomes effective.

In this case, the outstanding stock acquisition rights shall be extinguished and the Reorganized Company shall newly issue Reorganization Company Stock Acquisition Rights. Provided, however, that this shall only apply when the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement prescribes the delivery of the Reorganization Company Stock Acquisition Rights in accordance to the following terms and conditions:

1. Number of the Reorganized Company Stock Acquisition Rights to be delivered

   A number which is the same as the number of the remaining stock acquisition rights held by the holders of the outstanding stock acquisition rights shall be delivered.

2. Class of shares of the Reorganized Company to be issued upon the exercise of the Reorganized

Company Stock Acquisition Rights

The class of shares shall be the common stock of the Reorganized Company.

3. Number of shares of the Reorganized Company to be subject to the Reorganized Company Stock Acquisition Rights

   The number of shares shall be determined based on (2) above after taking into consideration the terms and conditions etc. of the Reorganization.

4. Value of the assets to be contributed upon the exercise of the Reorganized Company Stock Acquisition Rights

   The value of the assets to be contributed upon the exercise of the Reorganization Company Stock Acquisition Rights to be delivered shall be the amount obtained by multiplying the post-reorganizing Exercise Price adjusted based on the adjustments made in case of a stock split or a stock consolidation in (3) above, by the number of shares of such stock acquisition rights which shall be determined in accordance with 3. above, after taking into consideration the terms and conditions etc. of the Reorganization.

5. Exercise period of the Reorganized Company Stock Acquisition Rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (4) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (4) above.

6. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the Reorganized Company Stock Acquisition Rights

   Those matters shall be determined according to (5) above.

7. Restrictions on the assignment of the Reorganized Company Stock Acquisition Rights

   The transfer of the Reorganization Company stock acquisition rights shall be subject to an approval of the Board of Directors of the Reorganized Company.

8. Conditions of acquisition of the stock acquisition rights

   Those conditions shall be determined according to (7) above.

(9) Allocation Date of the stock acquisition rights

April 1, 2009

(10) Treatment of fractions of less than one (1) share arising in the exercise of the stock acquisition rights

Any fractions of less than one (1) share in the number of shares to be delivered to the holders who exercised their stock acquisition rights shall be discarded.

(11) Other terms and conditions on the exercise of the stock acquisition rights

1. Stock acquisition rights holders are required to be employees of the Company or its affiliates at the time such rights are exercised.

2. No exercise of less than one (1) Stock Acquisition Right shall be permitted.

3. Pursuant to the resolution of the Board of Directors, other terms and conditions of the exercise of the rights shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holders.

(12) Payment Handling Bank for exercising of the stock acquisition rights

Sumitomo Mitsui Banking Corporation, Kanda-ekimae Branch

Exhibit 5

Terms of Koei The Second Stock Acquisition Rights

(1) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights shall be 130. If the Company conducts a stock split or a stock consolidation, the number of shares to be issued shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be effected only on the number of shares issuable upon the exercise of the stock acquisition rights which have not yet been exercised at such point in time, and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split (or consolidation) ratio}$$

(2) The value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed per share upon exercise of the Stock Acquisition Price ("Exercise Price") shall be 1,895 yen.

If the Company conducts a stock split or a stock consolidation after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and any fractions of less than one (1) yen due to such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

(3) Exercise Period of the stock acquisition rights

From July 1, 2006 to June 30, 2009

(4) Conditions for exercise of the stock acquisition rights

1. A stock acquisition rights holder is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised. Provided, however, that this shall not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. If a stock acquisition rights holder becomes deceased, the inheritor thereof may exercise such rights. Provided, however, that such exercise shall be subject to the terms and conditions prescribed in the "stock acquisition rights grant agreement".
3. No pledging or other disposal of the stock acquisition rights shall be permitted.

4. Other terms and conditions of the exercise of the stock acquisition rights shall be prescribed in the stock acquisition rights grant agreement.

(5) Reasons and conditions for elimination of the stock acquisition rights

1. When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company or (ii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, the stock acquisition rights may be eliminated without consideration.
2. When a stock acquisition rights holder no longer meets the requirement to exercise such rights prescribed in 1. or 2. of the above (4) prior to the exercise of the rights, the stock acquisition rights held by such person may be eliminated without consideration.

(6) Restrictions on the assignment of the stock acquisition rights

The transfer of the stock acquisition rights shall be subject to an approval of the Board of Directors.

(7) Certificates of the stock acquisition rights

The Company shall issue certificates of the stock acquisition rights only when the stock acquisition rights holders request such issuance.

(8) Amount of capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

948 yen per share

The amount of capital to be increased in case the Exercise Price is adjusted pursuant to (2) above shall be 50% of the adjusted Exercise Price. Fractions of less than one (1) yen arising from such calculations shall be rounded up.

(9) The initial date in calculating dividend for new shares upon exercise of the stock acquisition rights

Dividends shall be paid as if exercise of the stock acquisition rights had become effective at the beginning of the business year to which the date that such stock acquisition rights were actually exercised belongs. Provided, however, that in case of a interim dividend, exercise of such stock acquisition rights shall be deemed to have become effective on April 1 if such stock acquisition rights were actually exercised during the term from April 1 to September 30, and October 1 if such stock acquisition rights were actually exercised during the term from October 1 to March 31 of the immediately proceeding year, respectively.

(10) Payment Handling Financial Institution for exercising of the stock acquisition rights

(Location) Kohoku-ku, Yokoshama-shi

(Name) The Bank of Yokohama, Ltd., Hiyoshi Branch

(11) Matters concerning the transfer agent of the register of the stock acquisition rights

No transfer agents shall be placed.

Exhibit 6

## Terms of the First Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the First Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the First Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of the stock acquisition rights shall be common stock of TECMO KOEI HOLDINGS CO., LTD. (the "Company"), and the number of shares for each stock acquisition rights shall be 130.

However, if Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the number of shares shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be effected only on the number of shares for the stock acquisition rights which have not yet been exercised at such point in time, and any fractions of less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split (or consolidation) ratio}$$

(3) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The value of the assets to be contributed upon exercise of the stock acquisition rights ("Exercise Price") shall be 1,895 yen.

If Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and any fractions of less than one (1) yen due to such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

(4) Exercise Period of the stock acquisition rights

From April 1, 2009 to June 30, 2009

(5) Conditions for exercise of the stock acquisition rights

1. A stock acquisition rights holder is required to be a director, auditor or employee of the Company or its affiliates at the time such rights are exercised. Provided, however, that this shall not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.
2. If a stock acquisition rights holder becomes deceased, the inheritor thereof may exercise such rights. Provided, however, that such exercise will be subject to the terms and conditions prescribed in the "stock acquisition rights grant agreement".
3. No pledging or other disposal of the stock acquisition rights shall be permitted.
4. Other terms and conditions of the exercise of the stock acquisition rights shall be prescribed in the stock acquisition rights grant agreement.

(6) Reasons and conditions for acquisition of the stock acquisition rights

1. When a shareholders' meeting of the Company approves any proposal of (i) a merger agreement in which the Company will become the extinguished company or (ii) a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
2. When a stock acquisition rights holder no longer meets the requirement to exercise such rights prescribed in 1. or 2. of the above (5) prior to the exercise of the rights, and the Board of the Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights held by such person without consideration upon such date.

(7) Restrictions on the assignment of the stock acquisition rights

Acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors.

(8) Certificates of the stock acquisition rights

The Company shall issue certificates of the stock acquisition rights only when the stock acquisition rights holders request such issuance.

(9) Matters concerning capital to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital etc. referred to above.

(10) Payment Handling Financial Institution for exercising of the stock acquisition rights

(Location) Kohoku-ku, Yokoshama-shi

(Name) The Bank of Yokohama, Ltd., Hiyoshi Branch

Exhibit 7

## Terms of Koei The Third Stock Acquisition Rights

(1) Number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of the common stock of the Company.

If the Company conducts a stock split or a stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula.

| Number of Shares after adjustment | = | Number of Shares before adjustment | x | Split/ consolidation ratio |
|---|---|---|---|---|

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit.

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(2) Exercise Period of the stock acquisition rights

From July 1, 2008 to June 30, 2011

(3) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(4) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if the Company conducts a stock split or a stock consolidation of its common stock, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

Exercise Price after = Exercise Price x 1

adjustment before adjustment Split/ consolidation ratio

In case the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)), the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock from the total number of outstanding common stock of the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., and distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc..

(5) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliates at the time such rights are exercised.

   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliate at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.

3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.

4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to the resolution of the Board of Directors.

(6) Reasons and conditions for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date..

2. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(7) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital etc. referred to above.

(8) Handling of fractions

Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

Exhibit 8

## Terms of the Second Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the Second Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the Second Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of common stock of the Company. If Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Number of Shares shall be adjusted in accordance with the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Split/ consolidation ratio}$$

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc..

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(3) Exercise Period of the stock acquisition rights

From April 1, 2009 to June 30, 2011

(4) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(5) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

In case Koei issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of Koei and exercise of stock acquisition rights which may demand delivery of Koei's common stock (including those attached to bonds with stock acquisition rights)) on or after November 18, 2008 prior to the formation date of the Company or the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)) after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock held by Koei or the Company from the total number of outstanding common stock of Koei or the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

(6) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised.

   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.

3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.

4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to the resolution of the Board of Directors.

(7) Reasons and conditions for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

3. The Company may acquire all or part of the stock acquisition rights upon the date separately

stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(8) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital, etc. referred to above.

(9) Handling of fractions

Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

Exhibit 9

Terms of Koei The Fourth Stock Acquisition Rights

(1) Number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of the common stock of the Company.

If the Company conducts a stock split or a stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula.

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Split (or consolidation) ratio}$$

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or any other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit.

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(2) Exercise Period of the stock acquisition rights

From July 1, 2008 to June 30, 2011

(3) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital, etc. referred to above.

(4) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(5) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if the Company conducts a stock split or a stock consolidation of its common stock, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

In case the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)), the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock from the total number of outstanding common stock of the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

(6) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised.

   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.

3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.

4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to a resolution of the Board of Directors.

(7) Reasons for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become the wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(8) Issuance of new stock acquisition rights in case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer and terms and conditions thereof

In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of the company to survive after a merger or the company to be formed by a merger; the company to succeed all or part of the rights and obligations held by the company engaging in an absorption-type company split; the company to be formed by an incorporation-type company split; the company to acquire all of the outstanding shares of the company engaging in a share exchange; or the company to be formed by a share transfer (collectively, "Reorganized Company") shall be delivered pursuant to the following terms and conditions. Provided, however, that the proposal of the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement which prescribes the delivery of the stock acquisition rights of the Reorganized Company in accordance with the following terms and conditions is approved at a shareholders' meeting.

Note

1. Number of stock acquisition rights of the Reorganized Company to be delivered

   A number which is the same as the number of the stock acquisition rights held by the stock acquisition rights holders at the time the Reorganization becomes effective shall be delivered.

2. Class of shares of the Reorganized Company to be issued upon the exercise of the stock acquisition rights

   The class of shares shall be common stock of the Reorganized Company.

3. Number of shares of the Reorganized Company to be subject to the stock acquisition rights

   The number of shares shall be the Number of Shares adjusted within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization ("Number of Shares After Succession"). Provided, however, that fractions of less than one (1) share arising from such adjustment shall be discarded.

4. Exercise period of the stock acquisition rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (2) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (2) above.

5. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the stock acquisition rights

   Those matters shall be determined according to (3) above.

6. Value of the assets to be contributed upon the exercise of the stock acquisition rights

   The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount obtained by adjusting the Exercise Price within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization by the Number of Shares After Succession.

7. Other conditions of exercising the stock acquisition rights and reasons for the acquisition of the

stock acquisition rights

Those conditions and reasons shall be determined according to (6) and (7) above.

8. Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Reorganized Company.

(9) Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

(10) Certificates of the stock acquisition rights

No certificates of the stock acquisition rights shall be issued.

Exhibit 10

## Terms of the Third Stock Acquisition Rights of the New Company

Trade name of company: TECMO KOEI HOLDINGS CO., LTD.

Name of the stock acquisition rights: TECMO KOEI HOLDINGS CO., LTD., the Third Stock Acquisition Rights

(1) Name of the stock acquisition rights

TECMO KOEI HOLDINGS CO., LTD., the Third Stock Acquisition Rights

(2) Class and number of shares to be issued upon the exercise of the stock acquisition rights

The number of shares allocated to one unit of the stock acquisition rights ("Number of Shares") shall be 100 shares of common stock of the Company. If Koei conducts a stock split or a stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the Number of Shares shall be adjusted in accordance with the following formula.

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Split/ consolidation) ratio}$$

Furthermore, if the Company engages in a merger, company split, share exchange or share transfer (collectively, "Mergers, etc."), conducts distribution of shares free of charge, or any other event which requires the adjustment of the abovementioned Number of Shares arises, the Number of Shares may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

Provided, however, that any fractions less than one (1) share arising from the abovementioned adjustments shall be discarded.

(3) Exercise Period of the stock acquisition rights

From April 1, 2009 to June 30, 2011

(4) Matters concerning capital and capital reserve to be increased by the issuance of new shares upon exercise of the stock acquisition rights

The amount of capital to be increased by the issuance of shares upon the exercise of the stock acquisition rights shall be 50% of the maximum amount of increase in capital, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulations and any fractions of less than one (1) yen arising as a result of such calculation shall be rounded up. Further, the amount of capital reserve to be increased in this case shall be the amount obtained by deducting the amount of increased capital from the maximum amount of increase in capital, etc. referred to above.

(5) Restrictions on the assignment of the stock acquisition rights

The acquisition of the stock acquisition rights through assignment shall be subject to an approval of the Board of Directors of the Company.

(6) Value of the assets to be contributed upon the exercise of the stock acquisition rights

The investment made upon the exercise of the stock acquisition rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount to be paid per share issuable upon the exercise of the stock acquisition rights ("Exercise Price") by the Number of Shares.

Exercise Price: 2,191 yen

However, if Koei conducts a stock split or stock consolidation of its common stock on or after November 18, 2008 prior to the formation date of the Company, or if the Company conducts a stock split or a stock consolidation of its common stock after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula in proportion to the stock split or stock consolidation ratio, and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split/ consolidation ratio}}$$

In case Koei issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of Koei and exercise of stock acquisition rights which may demand delivery of Koei's common stock (including those attached to bonds with stock acquisition rights)) on or after November 18, 2008 prior to the formation of the Company or the Company issues new shares or sells treasury stock in relation to its common stock at a price lower than the market price (except for sales of treasury stock pursuant to the provisions of Article 194 (Demand for Sale to Holder of Shares Less than One Unit) of the Companies Act, conversion of securities which are to be converted or are convertible to common stock of the Company and exercise of stock acquisition rights which may demand delivery of the Company's common stock (including those attached to bonds with stock acquisition rights)) after the issuance of the stock acquisition rights, the abovementioned Exercise Price shall be adjusted in accordance with the following formula and any fraction of less than one (1) yen arising as a result of such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of outstanding shares" shall be the number obtained by deducting the number of treasury stock of the common stock held by Koei or the Company from the total number of outstanding common stock of Koei or the Company and in case of sale of treasury stock, "Number of newly issued shares" shall be replaced with "Number of sold shares".

Further, in case the Company conducts Mergers, etc., distributes shares free of charge or in other cases which require the adjustment of the abovementioned Exercise Price, the Exercise Price may be adjusted within a reasonable limit upon taking into consideration the terms and conditions of the Merger, etc. or the terms and conditions of the free distribution of shares, etc.

(7) Conditions for exercise of the stock acquisition rights

1. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised.

   Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliate at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

2. When a Stock Acquisition Rights Holder is subject to disciplinary punishment prescribed in the rules of employment of the Company or its affiliate to which he/she is employed, such stock acquisition rights Holder may not exercise the stock acquisition rights.

3. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights. The terms and conditions of exercise by such inheritor shall be prescribed in the agreement referred to in 4. below.

4. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the stock acquisition rights holder, pursuant to the resolution of the Board of Directors.

(8) Reasons for acquisition of the stock acquisition rights

1. When a shareholders' meeting or a meeting of the Board of Directors of the Company approves any proposal of a absorption-type merger agreement on incorporation-type merger agreement in which

the Company will become the extinguished company, or absorption-type company split agreement or incorporation-type company split plan, and if the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.

2. When a shareholders' meeting approves any proposal of a share exchange agreement or share transfer plan in which the Company will become a wholly-owned subsidiary, and the Board of Directors of the Company separately stipulates a date for acquisition, the Company may acquire the stock acquisition rights without consideration upon such date.
3. The Company may acquire all or part of the stock acquisition rights upon the date separately stipulated by the Board of Directors of the Company. In case of acquisition of part of the stock acquisition rights, such part of the stock acquisition rights to be acquired shall be stipulated by a resolution of the Board of Directors of the Company.

(9) Issuance of new stock acquisition rights in case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer and terms and conditions thereof

In case the Company engages in a merger (only mergers in which the Company will become the extinguished company), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, "Reorganization"), the stock acquisition rights of the company to survive after a merger or the company to be formed by a merger; the company to succeed all or part of the rights and obligations held by the company engaging in an absorption-type company split; the company to be formed by an incorporation-type company split; the company to acquire all of the outstanding shares of the company engaging in a share exchange; or the company to be formed by a share transfer (collectively "Reorganized Company") ("Reorganized Company's Stock Acquisition Rights") shall be delivered pursuant to the following terms and conditions. Provided, however, that the proposal for the relevant merger agreement, the absorption-type company split agreement, the incorporation-type company split agreement, share exchange agreement or share transfer agreement which prescribes the delivery of the Reorganized Company's Stock Acquisition Rights in accordance with the following terms and conditions is approved at a shareholders' meeting.

Note

1. Number of the Reorganized Company's Stock Acquisition Rights to be delivered

   A number which is the same as the number of the stock acquisition rights held by the stock acquisition rights holders at the time the Reorganization becomes effective shall be delivered.
2. Class of shares of the Reorganized Company to be issued upon the exercise of the Reorganized Company's Stock Acquisition Rights

   The class of shares shall be common stock of the Reorganized Company.
3. Number of shares of the Reorganized Company to be subject to the Reorganized Company's Stock

Acquisition Rights

The number of shares shall be the Number of Shares adjusted within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization ("Number of Shares After Succession"). Provided, however, that fractions of less than one (1) share arising from such adjustment shall be discarded.

4. Exercise period of the Reorganized Company's Stock Acquisition Rights

   From the commencement date of the period in which the stock acquisition rights may be exercised prescribed in (3) above or the effective date of the Reorganization, whichever comes later, to the expiration date of the period in which the stock acquisition rights may be exercised prescribed in (3) above.

5. Matters concerning the amount of capital and capital reserve to be increased by the issuance of shares upon exercise of the Reorganized Company's Stock Acquisition Rights

   Those matters shall be determined according to (4) above.

6. Value of the assets to be contributed upon the exercise of each of the Reorganized Company's Stock Acquisition Rights

   The investment made upon the exercise of the Reorganized Company's Stock Acquisition Rights shall be money, and the amount thereof shall be the amount obtained by multiplying the amount obtained by adjusting the Exercise Price within a reasonable limit after taking into consideration the terms and conditions etc. of the Reorganization by the Number of Shares After Succession.

7. Other conditions of exercising the Reorganized Company's Stock Acquisition Rights and reasons for the acquisition of the Reorganized Company's Stock Acquisition Rights

   Those conditions and reasons shall be determined according to (7) and (8) above.

8. Restrictions on the assignment of the Reorganized Company's Stock Acquisition Rights

   The acquisition of the Reorganized Company's Stock Acquisition Rights through assignment shall be subject to an approval of the Board of Directors of the Reorganized Company.

(10) Handling of fractions

Any fraction of less than one (1) share in the number of shares issuable upon the exercise of the stock acquisition rights shall be discarded.

(11) Certificates of the stock acquisition rights

No certificates of the stock acquisition rights shall be issued.

3. Matters concerning reasonableness of the decisions regarding matters set forth in Items 5 and 6 of Article 773, Paragraph 1 of the Companies Act

(1) The Company and KOEI have determined the ratio at which shares of common stock of their wholly-owning parent company "TECMO KOEI HOLDINGS CO., LTD." are to be delivered to respective shareholders of the Company and KOEI, which will become wholly-owned subsidiaries of the said company, upon the establishment of the said company (the "Share Transfer Ratio").

(i) The Share Transfer Ratio is as follows:

0.9 shares of common stock of "TECMO KOEI HOLDINGS CO., LTD." will be allotted and delivered per each share of common stock of the Company, and 1 share of common stock of "TECMO KOEI HOLDINGS CO., LTD." will be allotted and delivered per each share of common stock of KOEI. If the number of shares of common stock of "TECMO KOEI HOLDINGS CO., LTD." which is to be delivered to a shareholder of the Company or of KOEI through the Share Transfer contains any fraction less than one share, "TECMO KOEI HOLDINGS CO., LTD." will pay the relevant shareholder a cash amount corresponding to such fractional portion less than one share, pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

The above Share Transfer Ratio is subject to change upon consultation between the Company and KOEI in the event of the occurrence of any material change to the conditions upon which the calculations are based.

(ii) The grounds for calculation of the Share Transfer Ratio is as follows:

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, the Company and KOEI appointed GCA Savvian Corporation ("GCAS") and Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC") as their respective financial advisers for the management integration, and requested each of them to calculate the Share Transfer Ratio. The Company and KOEI received share transfer ratio calculation reports from GCAS and Daiwa Securities SMBC, respectively.

GCAS used the average market price analysis, the comparable company analysis and the discounted cash flow (DCF) analysis as the analysis methods with respect to the Company and KOEI , after analyzing the terms and conditions of the Share Transfer as well as the results of the financial, tax-related and legal due diligence, in order to conduct a comprehensive analysis of the market prices of the stock and future earning capabilities, among other factors, of both companies.

The results derived from each of the principal analysis methods are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation ranges of shares of common stock of the Company as against one share of common stock of KOEI):

| | Calculation Method | Valuation Range of Share Transfer Ratio |
|---|---|---|
| (i) | Average market price analysis | 1: 0.69 - 0.75 |
| (ii) | Comparable company analysis | 1: 0.61 - 0.84 |
| (iii) | DCF analysis | 1: 0.74- 1.01 |

In conducting the calculation of the Share Transfer Ratio through the average market price analysis, GCAS employed November 14, 2008 as the valuation date, and taking into consideration the period after the announcement of consideration of management integration of the Company and KOEI on September 4, 2008 and the period after the announcement of revision of the Company's forecast for the fiscal year ending December 31, 2008 released on October 14, 2008, GCAS employed the average closing prices per share during the one month (from October 15, 2008 to November 14, 2008) and the two months (from September 16, 2008 to November 14, 2008) immediately preceding the valuation date.

GCAS, in submitting its report on the calculation of the Share Transfer Ratio and conducting the analysis upon which such report is based, relied upon the information furnished by the Company andKOEI, publicly available information and other materials in their original form, in principle. GCAS assumed the accuracy and completeness of all such information and materials, and has not independently verified such accuracy and completeness. GCAS has not independently valued, appraised or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of the Company and KOEI and of their respective subsidiaries and affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, GCAS assumed that the financial forecasts of the Company and KOEI were reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

On the other hand, Daiwa Securities SMBC used the market price analysis and the DCF analysis as the analysis methods with respect to the Company and KOEI, after analyzing the terms and conditions of the Share Transfer as well as the results of the financial, tax-related and legal due diligence, in order to conduct a comprehensive analysis of the market prices of the stock and future earning capabilities, among other factors, of both companies.

The results derived from each of the principal analysis methods are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation ranges of shares of common stock of the Company as against one share of common stock of KOEI):

| | Calculation Method | Valuation Range of Share Transfer Ratio |
|---|---|---|
| (i) | Market price analysis | 1: 0.63 - 0.83 |
| (ii) | DCF analysis | 1: 0.83 - 0.99 |

In conducting the calculation of the Share Transfer Ratio through the market price analysis, Daiwa Securities SMBC employed November 14, 2008 as the valuation date, and considering the periods generally used for the calculation of average prices and the status of transactions of stocks of the Company and KOEI on the market, Daiwa Securities SMBC employed the volume weighted average prices per share for the period from November 7, 2009, the business day following the date on which KOEI released its interim results for the year ending March 31, 2009, to the valuation date and for the one-month, three-month and six-month periods immediately preceding the valuation date.

In using the DCF analysis, Daiwa Securities SMBC assessed the business value of each of the Company and KOEI by discounting future cash flows from their respective business assets to the present value at a certain discount rate, and calculated the value per share. The business plans of both companies, which formed the basis of the calculation by the use of DCF analysis, are based on projections reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

Daiwa Securities SMBC, in submitting its report on the calculation of the Share Transfer Ratio and conducting the analysis upon which such report is based, relied upon the information furnished by the Company and KOEI, publicly available information and other materials in their original form, in principle. Daiwa Securities SMBC assumed the accuracy and completeness of all such information and materials, and has not independently verified such accuracy and completeness. Daiwa Securities SMBC has not independently valued, appraised or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of the Company and KOEI and of their respective subsidiaries and affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, Daiwa Securities SMBC assumed that the financial forecasts of the Company and KOEI were reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

As described above, the Company and KOEI requested GCAS and Daiwa Securities SMBC, respectively, to conduct a calculation of the Share Transfer Ratio for the Share Transfer, and with reference to the results of such third party financial advisors' calculations, comprehensively considered such factors as the financial and asset conditions and future forecasts of each company. As a result of prudent discussions with respect to the Share Transfer Ratio, the Company and KOEI reached the conclusion and agreed that the Share Transfer Ratio set forth above is appropriate.

(2) In establishing "TECMO KOEI HOLDINGS CO., LTD." through the Share Transfer, the Company and KOEI have determined the amounts of the paid-in capital, reserves, etc. of "TECMO KOEI HOLDINGS CO., LTD.," as stated below.

(i) The amounts of the paid-in capital, reserves, etc. of "TECMO KOEI HOLDINGS CO., LTD." are as follows:

(a) Amount of Paid-in Capital: JPY 15 billion
(b) Amount of Capital Reserve: JPY 5 billion
(c) Amount of Earned Reserve: JPY 0
(d) Amount of Capital Surplus: the amount obtained by deducting the sum of (a) and (b) above from the amount of paid-in capital under incorporation-type reorganization as prescribed in Article 83, Item 1 of the Corporate Accounting Regulations.

(ii) The amounts of the paid-in capital, reserves, etc. of "TECMO KOEI HOLDINGS CO., LTD." as set out above were determined upon consultation between the Company and KOEI after comprehensive consideration and review of the capital policies of "TECMO KOEI HOLDINGS CO., LTD." after its incorporation, amongst other factors, within the scope of the provisions of Article 83 of the Corporate Accounting Regulations.

4. Matters concerning reasonableness of the decisions regarding matters set forth in Items 9 and 10 of Article 773, Paragraph 1 of the Companies Act with respect to the stock acquisition rights as prescribed in Article 808, Paragraph 3, Item 3 of the Companies Act issued by the Company and KOEI

In light of the Share Transfer Ratio as well as the terms of the respective stock acquisition rights issued by the Company and KOEI as set out in (1) through (4) below, and from the viewpoint of equally protecting the rights of the holders of common stocks of both companies and those of the holders of each series of such stock acquisition rights, the Company and KOEI have decided, upon consultation, to deliver to the holders of such stock acquisition rights, the relevant series of stock acquisition rights of "TECMO KOEI HOLDINGS CO., LTD." in exchange for the stock acquisition rights held by such holders on such terms and at such ratios as specified in (1) through (4) below.

(1) To each holder of Tecmo, Ltd. The Second Stock Acquisition Rights (the terms of which are as described in Exhibit 3 to the Share Transfer Plan), one (1) Fourth Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 4 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

(2) To each holder of KOEI Co, Ltd. The Second Stock Acquisition Rights (the terms of which are as described in Exhibit 5 to the Share Transfer Plan), one (1) First Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 6 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

(3) To each holder of KOEI Co, Ltd. The Third Stock Acquisition Rights (the terms of which are as described in Exhibit 7 to the Share Transfer Plan), one (1) Second Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 8 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

(4) To each holder of KOEI Co, Ltd. The Fourth Stock Acquisition Rights (the terms of which are as described in Exhibit 9 to the Share Transfer Plan), one (1) Third Stock Acquisition Right of TECMO KOEI HOLDINGS CO., LTD. as described in Exhibit 10 to the Share Transfer Plan in exchange for one (1) such right held by such holder.

5. Contents of KOEI's financial statements and supplementary schedules thereto for the year ended March 31, 2008

The contents of KOEI's financial statements and supplementary schedules thereto for the year ended March 31, 2008 are as described in "Attached Materials Concerning First Item of Agenda (Matters concerning KOEI Co., Ltd. for the year ended March 31, 2008) - Separate Volume of Reference Documents for General Meeting of Shareholders."

6. Matters prescribed in Article 74 of the Regulations for Enforcement of the Companies Act concerning the candidates for Directors of "TECMO KOEI HOLDINGS CO., LTD."

The candidates for Directors of "TECMO KOEI HOLDINGS CO., LTD." are as follows:

| Name (Date of Birth) | Background, Titles, Responsibilities and Representation of Other Corporations or Entities | | (1) No. of shares held in the Company<br>(2) No. of shares held in KOEI<br>(3) No. of shares in "TECMO KOEI HOLDINGS CO., LTD." to be allotted |
|---|---|---|---|
| Yasuharu Kakihara (December 30, 1970) | May 1999 | Worked as a clinical resident at the Second Department of Surgery of Dokkyo Medical University Hospital. | (1) 333,440<br>(2) 0<br>(3) 300,096 |
| | Oct. 2000 | Worked as a clinical resident at the Cancer Institute Hospital of Japanese Foundation for Cancer Research. | |
| | May 2001 | Worked at the Second Department of Surgery of Dokkyo Medical University Hospital. | |
| | Jun. 2001 | Appointed Auditor of the Company. | |
| | Jun. 2004 | Appointed Director of the Company. | |
| | Mar. 2006 | Appointed Director of Tecmowave, Ltd. (present post). | |
| | Jul. 2006 | Appointed Chairman of the Management Committee of the Company (present post). | |
| | Mar. 2007 | Appointed Representative Director and Chairman of the Board of the Company. | |
| | Sep. 2008 | Appointed Representative Director, Chairman of the Board and President of the Company (present post). | |
| Kenji Matsubara (February 16, 1962) | Apr. 1986 | Joined Hitachi, Ltd. | (1) 0<br>(2) 390<br>(3) 390 |
| | Dec. 2001 | Joined KOEI. | |
| | Jan. 2002 | Appointed Executive Officer of Software Department 4 of KOEI. | |

| | | | |
|---|---|---|---|
| | Mar. 2007 | Appointed Representative Director and President of ERGOSOFT Corp. (present post); Representative Director and President of KOEI CAPITAL Co., Ltd. (present post); Board Director, President and COO of KOEI Corporation (State of California, USA) (present post); and Vice President] of BEIJING KOEI SOFTWARE Co., Ltd. (present post). | |
| | Apr. 2007 | Appointed Senior Managing Executive Officer and General Manager of GAMECITY Division of KOEI; Board Director, President and COO of KOEI Ltd. (United Kingdom) (present post); Board Director and President of KOEI France SAS (present post); Representative Director of KOEI KOREA Corporation (present post); Director of TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc. (present post); President and COO of KOEI CANADA Inc.; and Board Director, President and COO of KOEI ENTERTAINMENT SINGAPORE Pte. Ltd. (present post). | |
| | Jun. 2007 | Appointed President and COO, and General Manager of GAMECITY Division of KOEI (present post); and Director of KOEI NET Co., Ltd. (present post). | |
| | Mar. 2008 | Appointed Board Director, President and COO of KOEI CANADA Inc. (present post). | |
| Yoichi Erikawa (October 26, 1950) | Jul. 1978 | Founded KOEI and assumed the office of President. | (1) 85,000<br>(2) 2,027,455<br>(3) 2,103,955 |
| | Mar. 1989 | Appointed President of Koyu Ltd. (currently known as Koyu Corporation). | |
| | Apr. 1999 | Appointed Chairman of KOEI. | |
| | Jun 2001 | Appointed Director & Chief Advisor of KOEI. | |
| | Jun. 2005 | Granted the title of Founder, Director & Chief Advisor of KOEI (present post). | |
| Keiko Erikawa | Jul. 1978 | Appointed Senior Managing Director of KOEI. | (1) 0 |
| | Jun. 1992 | Appointed Executive Vice President of KOEI. | (2) 1,939,505 |

| | | | |
|---|---|---|---|
| (January 3, 1949) | Apr. 1999<br>Jun. 2000<br><br>Nov. 2000<br><br>Jun. 2001<br><br><br><br><br>Aug. 2001<br><br>Apr. 2002<br><br><br>Aug. 2002<br><br>Dec. 2002<br><br>Aug. 2004<br><br><br>Jan. 2005<br><br>Jun. 2005<br><br>Apr. 2006 | Appointed President of KOEI.<br>Appointed Vice Chairman] of KOEI NET Co., Ltd.<br>Appointed President of TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc.<br>Appointed Chairman of KOEI; Chairman of KOEI NET Co., Ltd.; Board Director, Chairman and CEO of KOEI Corporation (State of California, USA); and Board Director, Chairman and CEO of KOEI CANADA Inc.<br>Appointed Senior Managing Director of Koyu Corporation (present post).<br>Appointed Chairman of ERGOSOFT Corp.; and Chairman of KOEI CAPITÀL Co., Ltd. (present post).<br>Appointed Board Director, Chairman and CEO of KOEI Ltd. (United Kingdom)<br>Appointed Representative Director of KOEI KOREA Corporation.<br>Appointed Board Director, Chairman and CEO of KOEI ENTERTAINMENT SINGAPORE Pte. Ltd.<br>Appointed Board Director Chairman of KOEI France SAS.<br>Granted the title of Founder & Chairman of KOEI.<br>Granted the title of Founder & Chairman Emeritus of KOEI (present post); and Director & Chairman Emeritus of KOEI NET Co., Ltd. | (3) 1,939,505 |
| Kazuyoshi Sakaguchi (February 20, 1958) | Apr. 1980<br>Dec. 1998<br><br>Mar. 2003<br><br>Jun. 2003<br>Jun. 2004<br><br>Apr. 2005 | Joined Nomura Securities Co., Ltd.<br>Joined Fuji Securities, Inc. (currently known as Mizuho Securities Co., Ltd.)<br>Joined Tecmowave, Ltd. and appointed Director.<br>Appointed Director of the Company.<br>Appointed Managing Director of Tecmo and Managing Director of Tecmowave, Ltd.<br>Appointed Representative Senior Managing | (1) 1,000<br>(2) 0<br>(3) 900 |

| | | | |
|---|---|---|---|
| | | Director of Tecmowave, Ltd. | |
| | Jan. 2006 | Appointed Representative Director and President of Tecmowave, Ltd. (present post). | |
| | Nov. 2008 | Appointed Managing Executive Officer of the Company (present post). | |

(Note) Mr. Kazuyoshi Sakaguchi also holds the post of the representative director and president of Tecmowave, Ltd., which has a business relationship, including lease of real estates, with the Company. None of the above candidates other than Mr. Sakaguchi has any special interests with the Company or KOEI.

7. Matters prescribed in Article 76 of the Regulations for Enforcement of the Companies Act concerning the candidates for Auditors of "TECMO KOEI HOLDINGS CO., LTD."

The candidates for Auditors of "TECMO KOEI HOLDINGS CO., LTD." are as follows:

| Name (Date of Birth) | Background, Titles, Responsibilities and Representation of Other Corporations or Entities | | (1) No. of shares held in the Company (2) No. of shares held in KOEI (3) No. of shares in "TECMO KOEI HOLDINGS CO., LTD" to be allotted |
|---|---|---|---|
| Nobutaka Osada (Jan. 19, 1941) | Apr. 1965 | Joined Kanebo Harris Kabushiki Kaisha | (1) 0<br>(2) 110,020<br>(3) 99,018 |
| | Jan. 1971 | Joined Teikoku Kanzai Kabushiki Kaisha (currently known as Meizendo Kabushiki Kaisha). | |
| | Oct. 1979 | Appointed Director and Head of Sales Division of TEHKAN LTD. (currently known as Meizendo Kabushiki Kaisha). | |
| | Dec. 1982 | Appointed Representative Director and President of the Company (then with the trade name of Kabushiki Kaisha Tehkan Electronics). | |
| | Apr. 1987 | Appointed Director and Head of Sales Division of the Company. | |
| | Jun 1990 | Appointed Managing Director of the Company. | |
| | Apr. 1992 | Appointed Senior Managing Director and Head of International Division of the Company. | |
| | Sep. 1993 | Appointed Head of Consumer Business Division of the Company. | |
| | Jun. 1994 | Given additional post of Head of Sales Development Division of the Company. | |
| | Apr. 1996 | Appointed Officer in Charge of Sales of the Company. | |
| | Jun. 1997 | Appointed Head of Sales Development Division of the Company. | |
| | Jun. 1998 | Appointed Officer in Charge of Management | |

| | | | |
|---|---|---|---|
| | | Planning Office of the Company.<br>Apr. 1999 Appointed Officer in Charge of Sales Development Division of the Company.<br>Apr. 2000 Appointed Officer in Charge of Amusement Business Division (currently known as Tecmowave, Ltd.) of the Company.<br>Jun. 2002 Appointed Standing Auditor of the Company.<br>Jun. 2003 Appointed Representative Senior Managing Director of Tecmowave, Ltd.<br>Appointed Director of the Company (present post).<br>Jun. 2004 Appointed Representative Director and President of Tecmowave, Ltd.<br>Jan. 2006 Appointed Director and Vice-Chairman of Tecmowave, Ltd.<br>Mar. 2007 Appointed Director and Chairman of Tecmowave, Ltd. (present post). | |
| Satoru Morishima (January 2, 1947) | Apr. 1969<br>Dec. 2000<br>Mar. 2001<br><br>Jun. 2002 | Joined Toyo Engineering Corporation.<br>Joined the Company.<br>Appointed Senior Manager of Finance Department of the Company.<br>Appointed Standing Corporate Auditor (present post). | (1) 0<br>(2) 0<br>(3) 0 |
| Chiomi Yamamoto (November 26, 1941) | Apr. 1961<br><br>Mar. 1973<br>Jul. 1974<br>Jul. 1994<br><br>Jul. 1999<br><br>Aug. 2000<br><br>Mar. 2005<br>Sep. 2007 | Joined the Kumamoto Regional Taxation Bureau.<br>Joined the Tokyo Regional Taxation Bureau.<br>Joined the National Tax Agency.<br>Appointed Deputy District Director of Koto Nishi Tax Office.<br>Appointed District Director of Nishiarai Tax Office.<br>Established Yamamoto Chiomi Tax Accountant Office (present post).<br>Appointed Auditor of Tecmowave, Ltd.<br>Appointed Standing Auditor of Tecmowave, Ltd. (present post). | (1) 0<br>(2) 0<br>(3) 0 |
| Takashi | Apr. 1964 | Joined The Bank of Yokohama, Ltd. | (1) 0 |

| | | | | |
|---|---|---|---|---|
| Ouchi (May 21, 1941) | Oct. 1978 | Appointed Head of Hong Kong Representative Office of The Bank of Yokohama, Ltd. | (2)<br>(3) | 0<br>0 |
| | Jul. 1980 | Appointed Deputy President of Yokohama Asia Limited (HK). | | |
| | Nov. 1983 | Appointed General Manager of Miyuki Branch of the Bank of Yokohama, Ltd. | | |
| | Aug. 1988 | Appointed General Manager, International Department of Hamagin Research Institute, Ltd. | | |
| | May 1989 | Appointed Senior Deputy General Manager, of National Australia Bank, Tokyo Branch. | | |
| | Mar. 2002 | Appointed General Manager, Administration of Koyu Corporation. | | |
| | Oct. 2002 | Appointed General Manager, Administration of Koyu Eagle Vines Corporation. | | |
| | Jun. 2005 | Appointed Corporate Auditor of KOEI NET Co., Ltd. | | |
| | Jun. 2008 | Appointed Corporate Auditor of the Company (present post). | | |

(Note) 1. None of the above candidates has special interests with the Company or Tecmo.

2. Mr. Chiomi Yamamoto and Mr. Takashi Ouchi are candidates for Outside Auditors as stipulated in Article 2, Paragraph 3, Item 8 of the Regulations for Enforcement of the Companies Act.

3. Reasons for selecting Mr. Chiomi Yamamoto and Mr. Takashi Ouchi as candidates for Outside Auditors

(1) The board of directors recommends the election of Mr. Chiomi Yamamoto based on the judgment that Mr. Yamamoto will be able to appropriately execute his duties from a professional standpoint as an tax accountant.

(2) The board of directors recommends the election of Mr. Takashi Ouchi based on the expectation that he will be able to reflect his considerable experiences, track record and insight regarding finance) in the auditing of "TECMO KOEI HOLDINGS CO., LTD."

8. Matters prescribed in Article 77 of the Regulations for Enforcement of the Companies Act concerning the candidate for Accounting Auditor of "TECMO KOEI HOLDINGS CO., LTD."

The candidate for Accounting Auditor of "TECMO KOEI HOLDINGS CO., LTD." is as follows:

(As of June 30, 2008)

| | | |
|---|---|---|
| Name | KPMG AZSA & Co. | |
| Location of Principal Office | AZSA Center Building, 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo | |
| Profile | Number of Personnel | 4,660 |
| | (Breakdown) | Certified Public Accountants: 1,889<br>Junior Certified Public Accountants: 626<br>Newly certified: 1,039<br>Administration: 1,106 |
| History | 1985 | Asahi Shinwa Audit Corporation was formed. |
| | Oct. 1993 | Asahi & Co. was formed through merger with Inoue Saito Eiwa Audit Corporation (formed in April 1978). |
| | Jan. 2004 | KPMG AZSA & Co. was formed through merger with AZSA & Co. (formed in February 2003). |

9. Matters concerning resolution of this agenda item

In the event that the Share Transfer loses its effect or is cancelled pursuant to Article 11 (Effect of this Share Transfer Plan) or Article 12 (Change of Terms of Share Transfer and Cancellation of the Share Transfer) of the Share Transfer Plan, respectively, the resolution of this agenda item shall become invalid.

(Translation)

# Reference Documents for General Meeting of Shareholders

## Supplement

## Attached Materials for First Item

## (Matters Relating to KOEI Co., Ltd. As of and for the year ended March 2008)



Tecmo Ltd.

**Rule 802 Legend**

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(Attachment)

# 31st Annual Business Report

(From April 1, 2007 to March 31, 2008)

1. Current Status of KOEI Group

(1) Development and Results of Business

The global economy showed a firm growth due to the capital expenditure and the expansion of demands in the emerging countries such as BRICs with their continuous high growth, in spite of the heightened uncertainty over the U.S. economy due to the expansion of the global financial crisis to the real economy, resulting from the skyrocketing resource cost and the sub-prime issue.

The Japanese economy also showed the moderate expansion supported by exports to the emerging countries and the countries with resources or by the capital expenditure; however, the uncertainty over the economic environment has been heightened.

The global market for game software is expanding, due to the continuous strong growth in the shipment of "Wii", "Nintendo DS ("DS")" and "PSP", and the firm growth in the shipment of consoles of new generation model, such as "Play Station 3 ("PS3")" and "Xbox 360" in U.S. and Europe.

Under such circumstances, we have been making efforts to create the unique entertainment contents by developing the business insighting into the global and diversified needs of consumers and by actively handling with the product development using the broadband networks. In addition to that, we have endeavored to expand our presence and enhance the sales by enhancing the worldwide promotion and developing the multi platforms strategy.

During the current fiscal year, we released "Dynasty Warriors 6" (for PS3/Xbox360), the newest model of our principal titles which shipped more than 800,000 units. Not only that, "Samurai Warriors 2 Xtream Legends" (for PS2/Xbox360) and "BLADESTORM The Hundred Years' War" (for PS3/Xbox360) recorded the sales of 400,000 units and 300,000 units, respectively. The sales of the already released titles showed a strong growth, and "Dynasty Warriors GUNDAM" (for PS2/PS3/Xbox360) and "Warriors Orochi" (for PS2/PSP/Xbox360/Windows) recorded the sales of 600,000 units (880,000 units in total) and 500,000 units (1,060,000 units in total), respectively, including the sales caused by the expansion of the multi platforms.

As to the online games, we have commenced the domestic billing services of "Romance of the Three Kingdoms Online" (developed by KOEI ENTERTAINMENT SINGAPORE Pte. Ltd.) in February 2008. Every three (3) titles currently under the billing services also make the stable high return both domestically and overseas.

As a result of these successes, KOEI Group achieved the Net sales of 29,112 million yen (19.5% up from the previous year), Operating income of 6,636 million yen (24.0% up from the previous year),Ordinary income of 10,274 million yen (11.8% up from the previous year) and Net income for the period of 5,256 million yen (1.7% up from the previous year), which is the best sales in the past.

The summary of the business segment will be described in the next paragraph.

(Game Software Business)
"Dynasty Warriors 6" (for PS3/Xbox360), the newest of the series, which was the first principal title sold as the next generation console model, were shipped in more than 800,000 units, and "BLADESTORM The Hundred Years' War"(for PS3/Xbox360), the new title, recorded the sales of 300,000 units.

As to the sales of the already released titles, "Dynasty Warriors GUNDAM" (for PS2/PS3/Xbox360) and "Warriors Orochi" (for PS2/PSP/Xbox360/Windows) recorded the sales of 600,000 units (880,000 units in total) and 500,000 units (1,060,000 units in total), respectively, due to the development of the multi platforms.

As to the online games, we have commenced the domestic billing services of "Romance of the Three Kingdoms Online" in February 2008. We have commenced the service of "Nobunaga's Ambition Online Chapter of SOUHA" in March 2008 in Japan, and users of "Dynasty Warriors Online" has been expanded due to the new service development in November 2007. We have also commenced "@ Mobile" services coordinated with the online games.

As to the mobile contents, we have commenced the service of "G1 Jockey" and "Mobile Dynasty Warriors " with the full of realism in which 3DCG or effects are reproduced with the high quality. In addition to that, implementing the new pay-as-you-go billing service has contributed to the increase of sales.

As a result of these successes, the sale in the game software business was 21,194 million yen (21.0% up from the previous year).

(Distribution Business)
In addition to the sales of the new video game software for family use such as "Dynasty Warriors 6"(for PS3/Xbox360) and "Samurai Warriors 2 Xtream Legends" (for PS2), the repeat sales also showed a strong growth. Not only that, the titles of the unaffiliated group such as "Atelier Lise: The Alchemist of O'ldor" (for DS) by Gust Co., Ltd. also contributed to the increase of the sales.

Under the circumstance that the number of participants of GAMECITY, our portal site, is reaching to 1.5 million, play tickets for online games or tickets for neo-romance event were sold.

As a result of these successes, the sale in the distribution business was 17,305 million yen (20.9% up from the previous year).

(Media Business)
The new event called "Harukanaru Tokino Nakde - Dancing one night" neo-romance stage, was held and the number of the visitors of the events for fans recorded its best number in the history, 100,000. Sales of books, CDs, DVDs and related goods expanded, due to the synergetic effect by TV cartoons televised in the previous period called "La Corda D'Oro-primo passo-" and "Angelique, Angel in Love- Shining Tomorrow-". In addition to that, "Game City Paperback Library" (Light Novel), which is revolved among contents of the Company, was published.

Walk-through books for "Dynasty Warriors 6" and "Warriors Orochi", etc. were issued.

As a result of these successes, the sale was 2,656 million yen (18.6% up from the previous year).

(Other Business)

The other business developed by aiming mainly at the rights business, using the contents of the Company. It showed a strong growth, which was represented by the good sales of "Pachislo Samurai Warriors". The sale was 1,184 million yen (82.1% up from the previous year).

| Segment | Sales to Unaffiliated Customers (million yen) | Internal Sales or Transfer among Segments (million yen) | Total (million yen) | Composition Ratio (%) |
|---|---|---|---|---|
| Game Software Business | 8,961 | 12,232 | 21,194 | 30.8 |
| Distribution Business | 17,249 | 56 | 17,305 | 59.2 |
| Media Business | 1,856 | 799 | 2,656 | 6.4 |
| Other Business | 1,045 | 138 | 1,184 | 3.6 |
| Total | 29,112 | 13,227 | 42,340 | 100.0 |
| Deleted or Whole Company | (-) | (13,227) | (13,227) | - |
| Consolidated | 29,112 | - | 29,112 | 100.0 |

(Note) Composition ratio is calculated by the sales to unaffiliated customers.

(2) Capital expenditure

The capital expenditure in the current fiscal year mainly consisted of the construction of the new premises and the purchase of the real property for business use, the total amount of which amounted to 1,478 million yen.

(3) Capital Procurement

With the exception of the short-term borrowings from the bank (6,530 million yen) as a part of the operating capital during period, no special capital procurement has been made during the current fiscal year.

(4) Future Challenges

Upon the 30th anniversary on coming July 25, 2008, we are steadily performing "KOEI Vision 2011", the Mid-Term Management Policies of KOEI Group, pursuant to the group vision "world's number one entertainment contents provider".

Provision of the new entertainment contents over the existing frameworks are becoming more important, as video game consoles for family use or personal computers are becoming highly functioned and the broadband network environment rapidly became ubiquitous. Thus, we are performing the following policies:

- To place the "Dynasty Warriors" brand as a core business which provides a stable income, and to establish the another new strong contents brand so that both brands come to be the driving force of the growth;
- To develop the new business in the online/mobile field, the growing market, by placing the

MMO category as a core business, in which KOEI is famous for being a pioneer, so that the income is expanded.

- To increase profitability per contents and to create contents which come to be the core of the media mix, through the media mix and the development by collaboration with other business.

(5) Assets and Profits

(i) Assets and profits of KOEI Group

| | 28th Period Mach 2005 | 29th Period March 2006 | 30th Period March 2007 | 31st Period-Current March 2008 |
|---|---|---|---|---|
| Net Sales (million yen) | 28,140 | 26,224 | 24,359 | 29,112 |
| Ordinary Income (million yen) | 12,270 | 11,981 | 9,186 | 10,274 |
| Net Income (million yen) | 7,490 | 7,336 | 5,166 | 5,256 |
| Net Income per share (yen) | 143.07 | 107.91 | 76.29 | 77.80 |
| Total Assets (million yen) | 60,962 | 64,758 | 68,465 | 64,582 |
| Net Assets (million yen) | 52,315 | 56,527 | 58,842 | 58,055 |

(Note) 1. There was a one-point-three (1.3) for one (1) stock split as of February 20, 2006.

2. There was a one-point-three (1.3) for one (1) stock split as of July 20, 2004.

(ii) Assets and profits of the Company

| | 28th Period Mach 2005 | 29th Period March 2006 | 30th Period March 2007 | 31st Period-Current March 2008 |
|---|---|---|---|---|
| Net Sales (million yen) | 21,693 | 20,377 | 18,981 | 20,864 |
| Ordinary Income (million yen) | 10,609 | 10,817 | 9,941 | 9,288 |
| Net Income (million yen) | 6,783 | 7,041 | 5,773 | 4,715 |
| Net Income per share (yen) | 129.66 | 103.62 | 85.28 | 69.80 |
| Total Assets (million yen) | 56,235 | 59,698 | 63,748 | 59,854 |
| Net Assets (million yen) | 49,199 | 52,841 | 55,388 | 54,335 |

(Note) 1. There was a one-point-three (1.3) for one (1) stock split as of February 20, 2006.

2. There was a one-point-three (1.3) for one (1) stock split as of July 20, 2004.

(6) Major Parent Company and Subsidiaries

(i) Relationship with Parent Company

The parent company of the Company is Koyu Corporation, which holds 31,045,198 shares of the Company's shares (including indirect holdings), which is 46.14% in the voting right ratio. The two (2) Directors of the relevant company serve concurrently as the Directors of the Company.

(ii) Material Subsidiaries

| Name | Capital | Voting Right Ratio (%) | Principal Business |
|---|---|---|---|
| KOEI NET Co., Ltd. | 967 million yen | 85.36 | Distribution and wholesale of software package |
| KOEI Corporation | 2,000 thousand US$ | 100.00 | Manufacturing and sales of software in U.S. |

The consolidated subsidiaries amount to twelve (12), including two (2) material subsidiaries as described above. Please refer to "(5) Assets and Profits" on page 5 for the consolidation in the current fiscal year.

(7) Principal Business Segment

The principal business of the KOEI Group consists mainly of manufacturing and sales business of personal computer software, video game software for family use, books, CDs and videos, distribution and wholesale business of personal computer software and video game software for family use, venture capital business, real estate business and advertising agent business.

(8) Principal Business Offices

| | |
|---|---|
| Head Office | 1-18-12, Minowa-cho, Kohoku-ku, Yokohama-shi, Kanagawa |
| Domestic Offices | KOEI NET Co., Ltd., KOEI CAPITAL Co., Ltd., ERGOSOFT Corporation (Kohoku-ku, Yokohama-shi, Kanagawa) |
| Overseas Offices | KOEI Corporation (U.S.), KOEI CANADA Inc.(Canada), KOEI Ltd. (UK), KOEI France SAS (France), KOEI KOREA Corporation (Korea), TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc. (Taiwan), KOEI Entertainment Singapore Pte.Ltd. (Singapore), Tianjin KOEI Software Co., Ltd. (China), Beijing KOEI Software Co., Ltd (China) |

(9) Employees

(i) Number of Employees of KOEI Group

| Number of Employees | Increase or Decrease from the End of the Previous Period |
|---|---|
| 1,191 | + 184 employees |

(Note) The number of employees excludes the number of those seconded from the Group of the Company to the unaffiliated Group of the Company and includes the number of those seconded from the unaffiliated Group of the Company to the Group of the Company (including contract employees, regular part-time workers and temporary employees dispatched by employee-leasing agencies).

(ii) Number of Employees of the Company

| Number of Employees | Increase or Decrease from the End of the Previous Period | Average Age | Average years of Service |
|---|---|---|---|
| 798 | + 23 | 33.5 | 8.5 |

(Note) 1. The number of employees excludes the number of those seconded from the Group of the Company to the unaffiliated Group of the Company and includes the number of those seconded from the unaffiliated Group of the Company to the Group of the Company (including contract employees, regular part-time workers and temporary employees dispatched by employee-leasing agencies).

2. The number of contract employees, regular part-time workers and temporary employees dispatched by employee-leasing agencies is not included upon calculating the average age and the average years of service.

2. Shares of the Company

(i) Total number of issuable shares: 200,000,000 shares

(ii) Total number of issued shares: 68,650,510 shares (including 1,095,736 treasury shares)

(iii) Number of shareholders: 12,309

(iv) Major shareholders:

| Name of Shareholders | Number of Shares Held | Investment Ratio |
|---|---|---|
| | shares | % |
| Koyu Corporation | 30,471,993 | 44.38 |
| EUROPEAN KOYU Corporation B.V. | 5,730,000 | 8.34 |
| Yoichi Erikawa | 2,917,015 | 4.24 |
| The Master Trust Bank of Japan ,Ltd. (Trust Account) | 2,857,300 | 4.16 |
| Keiko Erikawa | 2,829,965 | 4.12 |
| Japan Trustee Services Bank,Ltd. (Trust Account) | 2,525,000 | 3.67 |
| KB Holdings Corporation | 2,197,000 | 3.20 |
| YMA Finance Corporation | 2,197,000 | 3.20 |
| National Mutual Insurance Federation of Agricultural Cooperatives | 1,915,810 | 2.79 |
| DANSKE BANK CLIENTS HOLDINGS | 659,480 | 0.96 |

(Note) Although the Company holds 1,095,736 treasury stocks (Investment Ratio 1.59%), it is excluded from the major shareholders as described above, because it has no voting rights.

3. Stock Acquisition Rights

(1) Stock acquisition rights held by the officers of the Company as of the last day of the current fiscal year (as of March 31, 2008)

(i) Stock acquisition rights resolved at the shareholders' meeting held on June 23, 2004 (KOEI Co., Ltd. Second Stock Acquisition Rights)

- Class and Number of Shares underlying the stock acquisition rights
  Common stock: 20,020 shares

- Amount payable for the stock acquisition right
  No Consideration

- Exercise Period of the stock acquisition rights
  From July 1, 2006 to June 30, 2009

- Conditions for the exercise of the stock acquisition rights

a. A stock acquisition rights holder is required to be a director, auditor or employee of the Company or its affiliate at the time such rights are exercised. Provided, however, that this shall not apply if such person has retired as director or auditor of the Company or its affiliates at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

b. If a stock acquisition rights holder becomes deceased, the inheritor thereof may exercise such rights. Provided, however, that such exercise shall be subject to the terms and conditions prescribed in the "stock acquisition rights grant agreement".

c. No pledging or other disposal of the stock acquisition rights shall be permitted.

d. Other terms and conditions of the exercise of the stock acquisition rights shall be prescribed in the stock acquisition rights grant agreement.

- Holdings by the officers of the Company

| | Number of stock acquisition rights | Shares underlying the stock acquisition rights | Number of Holders |
|---|---|---|---|
| Directors (*) | 154 | 20,020 shares | 5 |
| Outside Directors | - | - | - |
| Auditors | - | - | - |

* Excluding Outside Directors.

(ii) Stock acquisition rights resolved at the shareholders' meeting held on June 22, 2006 (KOEI Co., Ltd. Third Stock Acquisition Rights)

- Class and Number of Shares underlying the stock acquisition rights

    Common stock: 12,200 shares

- Amount payable for the stock acquisition rights

    It shall be the fair price calculated by the Black-Sholes Model as of the allocation date of Stock Acquisition Rights; provided, however, the payment of money is not required, as it will be offset with the remuneration right held by a party to whom the relevant rights are allocated.

- Exercise Period of the stock acquisition rights

    From July 1, 2008 to June 30, 2011

- Terms and Conditions for Exercise

a. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliates at the time such rights are exercised. Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliate at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

b. When a Stock Acquisition Rights Holder falls under reasons for disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.

c. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights

d. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to the resolution of the Board of Directors.

- *Holdings by the officers of the Company*

| | Number of stock acquisition rights | Shares underlying the stock acquisition rights | Number of Holders |
|---|---|---|---|
| Directors (*) | 122 | 12,200 shares | 3 |
| Outside Directors | - | - | - |
| Auditors | - | - | - |

* Excluding Outside Directors.

(iii) Stock acquisition rights resolved at the shareholders' meeting held on June 22, 2006 (KOEI Co., Ltd. Fourth Stock Acquisition Rights)

- Class and Number of Shares underlying the stock acquisition rights
  Common stock: 9,000 shares

- Amount payable for the stock acquisition rights
  No Consideration

- Exercise Period of the stock acquisition rights
  From July 1, 2008 to June 30, 2011

- Terms and Conditions for Exercise

a. A person who has been granted allotment of the stock acquisition rights ("Stock Acquisition Rights Holder") is required to be a director, auditor or employee of the Company or its affiliates at the time such rights are exercised. Provided, however, that this may not apply if such person has retired as director or auditor of the Company or its affiliate at the expiration of his/her term or retired as an employee at the age limit or other cases that the Board of Directors specially approves.

b. When a Stock Acquisition Rights Holder falls under reasons for disciplinary punishment prescribed in the rules of employment of the Company or its affiliates to which he/she is employed, such Stock Acquisition Rights Holder may not exercise the stock acquisition rights.

c. If a Stock Acquisition Rights Holder becomes deceased, the inheritor thereof may exercise such rights

d. Other terms and conditions shall be prescribed in the stock acquisition rights grant agreement to be entered into between the Company and the Stock Acquisition Rights Holder, pursuant to the resolution of the Board of Directors.

- Holdings by the officers of the Company

| | Number of stock acquisition rights | Shares underlying the stock acquisition rights | Number of Holders |
|---|---|---|---|
| Directors (*) | 90 | 9,000 shares | 2 |
| Outside Directors | - | - | - |
| Auditors | - | - | - |

* Excluding Outside Directors.

(2) Stock Acquisition Rights Delivered to Employees of the Company and Officers and Employees of Subsidiaries during Current fiscal year

Not applicable.

4. Officers of the Company

(1) Directors and Auditors (as of March 31, 2008)

| Title | Name | Occupation |
|---|---|---|

| | | |
|---|---|---|
| Founder, Director & Chief Advisor | Yoichi Erikawa | President & Representative Director, Koyu Corporation |
| Founder & Chairman Emeritus | Keiko Erikawa | Represent Director & Senior Managing Director, Koyu Corporation |
| Chairman & CEO | Masaru Iyori | Manager, SP Department |
| President and & COO | Kenji Matsubara | Manager, Game City Department<br>President & Representative Director, KOEI Corporation |
| Senior Managing Director | Yoshiki Sugiyama | Manager, Software Department |
| Director | Shintaro Kobayashi | President & Representative Director, KOEI NET Co., Ltd. |
| Auditor | Satoru Morishima | |
| Auditor | Morihiro Nagahori | Representative Director, NAGAHORI CORPORATION |
| Auditor | Kyosuke Moriya | Representative Director, K.K. TOP |
| Auditor | Miyoshi Matsui | |

(Note) 1. Messrs. Morihiro Nagahori, Kyosuke Moriya and Miyosi Matsui, Auditors, are Outside Auditors.

2. Mr. Satoru Morishima, an Auditor, had served as the manager of finance and account of the Company, and has knowledge with respect to finance and accounting in respectable degree.

3. Mr. Miyosi Matsui, an Auditor, had been engaged in the credit service in The Bank of Yokohama, Ltd. from April 1965 to July 1989, and has knowledge with respect to finance and accounting in respectable degree.

## (2) Amount of Remuneration for Directors and Auditors

Directors five (5) 178 million yen
Auditors four (4) 12 million yen
(Outside Auditors three (3) 3 million yen)

(Note) 1. The aggregate amount of remuneration described above includes the increased reserve of accrued bonuses to Directors and allowance for retirement benefit for Directors in the current fiscal year and the amount of remuneration in stock option.

2. The number of the Directors and the Auditors as of the end of the period is six (6) and four (4), respectively. The difference between the number of the relevant officers and the numbers of officers to whom remuneration is paid is the one (1) Director without pay.

## (3) Outside Officers

| Title | Name | Occupation |
|---|---|---|
| Auditor | Morihiro Nagahori | <Concurrent Office of Executive Directors in Other Companies><br>・Representative Director, NAGAHORI CORPORATION<br>・Representative Director, SOMA K.K.<br>・Director, Nicolo Polo Co., Ltd.<br>・Representative Director, K.K. Jury<br>There is a transaction with respect to manufacturing of products between the Company and NAGAHORI CORPORATION, where he serves as Representative Director. There is no transaction between the Company and SOMA K.K. where he serves as Representative Director, Nicolo Polo Co., Ltd. and K.K. Jury, respectively.<br><br><Principal Activity><br>He attended 3 of 30 meeting of the Board of Directors in the current fiscal year and all of 10 meetings of the Board of Auditors, where he has stated his opinions as needed based on the viewpoint as the experienced business manager. |
| Auditor | Kyosuke Moriya | <Concurrent Office of Executive Directors in Other |

| | | |
|---|---|---|
| | | Companies><br>・Representative Director, K.K. TOP<br>There is no transaction between the Company and K.K. TOP, where he serves as Representative Director.<br><br><Concurrent Office of Outside Officers in Other Companies><br>・Outside Auditor, KOEI NET Co., Ltd.<br>・Outside Auditor, Matsui Securities Co., Ltd.<br>・Outside Auditor, Aplix Corporation<br>There are transactions in wide range between the Company and KOEI NET Co., Ltd., subsidiary, where he serves as the Outside Auditor.<br><br><Principal Activity><br>He has attended 5 of 30 meeting of the Board of Directors in the current fiscal year and all of 10 meetings of the Board of Auditors, where he has stated his opinions as needed based on the viewpoint as an experienced business manager. |
| Auditor | Miyosi Matsui | <Principal Activity><br>He has attended 13 of 30 meeting of the Board of Directors in the current fiscal year and all of 10 meetings of the Board of Auditors, where he has stated his opinions as needed based on the viewpoint as the professional in the financial accounting. |

5. Accounting Auditor

(1) Name of Accounting Auditor

KPMG AZSA & Co.

(2) Amount of fees paid to the Accounting Auditor for the current fiscal year

| | Amount Paid |
|---|---|
| (i) Amount of fees for audit service for the current fiscal year | 21 million yen |
| (ii) Amount of remuneration for services other than audit for the current fiscal year | 2 million yen |
| (iii) Aggregate amount of money and any other property benefit payable by the Company and subsidiaries to the Accounting Auditor | 33 million yen |

(Note) As the Company does not clearly divide the amounts of fees between the audit services under the Companies Act and the audit services under the Financial Instruments and Exchange Law in its audit agreement with its Accounting Auditor, the amount described in (i) and (iii) include the amount of remuneration under the Financial Instruments and Exchange Law.

(3) Services not Stipulated under Article 2, Paragraph 1 of the CPA Act (Services other than Audit Service)

The Company asks the Accounting Auditor for the professional advisory service with respect to evaluation of the internal control, which falls under the service not stipulated under Article 2, Paragraph 1 of the CPA Act (services other than audit service) and pays the consideration for the relevant service.

(4) Policy of decision of dismissal or non-reappointment of the Accounting Auditor

The Board of Auditors of the Company shall dismiss the Accounting Auditor, in case the relevant Accounting Auditor falls under any of the matters specified under each item of Article 340, Paragraph 1 of the Companies Act. In this case, the Auditor designated by the Board of Auditors will state the dismissal of the Accounting Auditor and reason(s) for the dismissal at the first general meeting of shareholders to be held after the dismissal.

The Board of Auditors shall make decision whether or not to reappoint the Accounting Auditor, considering its length of auditing service.

6. System and Policy of Company

(1) The system for ensuring that Directors performs their duties and responsibilities in compliance with applicable laws and ordinances and the Company's Articles of Incorporation, and other system for securing appropriate operation of the Company's business

The Company resolved "Basic Policy for Internal Control System" as follows at the meetings of the Board of Directors held on May 17, 2006.

(i) The system for ensuring that Directors performs their duties and responsibilities in compliance with applicable laws and ordinances and the Company's Articles of Incorporation:

a. The Board of Directors shall establish the Board of Directors regulations and the internal regulations concerning execution of duties such as office authority regulations. Directors and employees shall execute services pursuant to the specified internal regulations;

b. The Representative Director shall make the social responsibility of the Company clear, by establishing the management principles and the compliance policy. By announcing that to the employees, the Representative Director shall completely comply with the laws, regulations and public policies as the assumption of the business activity.

c. The Director in charge of compliance shall be appointed and the Company shall make its effort to maintain the cross-sectional compliance system and to understand problems, in order to make employees comply with the laws, regulations and the Articles of Incorporation.

d. Upon the breach of the laws, regulations or the Article of Incorporation by employees, the Director in charge of compliance shall ask the personnel and general affairs department for their disciplines, and upon the breach of the laws, regulations or the Article of Incorporation by Directors, the Director in charge of compliance shall recommend the Board of Directors about specific disciplines.

e. The system shall be established, in which, upon the discovery of any problems with respect to the compliance by Directors, employees and Auditors, the report thereof shall be immediately made to the Director in charge of compliance.

(ii) Matters concerning retention and management of information on performance of Directors of their duties:

a. Any information with respect to execution of duties by Directors shall be recorded and stored in writing or in electromagnetic, pursuant to the Document Management Regulations.

b. Directors and Auditors may access the relevant documents at any time, pursuant to the Document Management Regulations.

(iii) Risk of loss management regulations and other systems:

a. As to cross-sectional risks, the risk management system shall be established, by establishing the risk management committee, in which the Representative Director serves as the chairperson.

b. A person in charge of risk in each service shall be specified in each department, and the Director in charge of compliance shall be appointed as the responsible person, so that performance of trainings and preparation of manuals are made in each department.

(iv) System ensuring that Directors may perform their duties effectively:

a. The rules concerning the office authority and the decision making shall be established, pursuant to internal regulations such as office authority regulations, etc.

b. The Management Committee whose members are Directors and executive officers shall review the performance in every week and shall perform the improvement plans.

c. The Board of Directors shall establish the Mid-Term Management Policies, the profit target and the budget per each department under the relevant policies and perform the monthly and quarterly performance management.

(v) System which ensures the appropriate operations of the KOEI Group:

a. The department in charge of internal control in each group company shall belong to the management department, which shall instruct and support each group company as necessary.

b. The internal audit department of the Company shall perform the internal audit for the Company and each group company, make reports thereof to the person the Company and each group company who are in charge of the internal audit, respectively, and the department of the Company in charge of the internal audit shall support and give advices with respect to instruction and performance of the improvement plans of internal control.

(vi) System concerning the employees who should assist the duties of the Auditors, if the Auditors request the Company to designate such employees:

a. If required by Auditors, the employees who assist the duties of Auditors shall be designated.

b. The Board of Auditors may receive the report in advance from the Director in charge of personnel issues about the personnel relocation of employees who belong to Auditors and may offer any changes to the relevant personnel relocation with reasons to the Director in charge of personnel issues, if needed.

(vii) System through which the Directors and employees make reports to the Auditors, and other system for reporting to the Auditors:

a. Directors shall report the condition concerning the execution of duties of which they are in charge in the material meetings which Auditors attend such as the meeting of the Board of Directors.

b. Upon the discovery of any problems with respect to any facts which give material effects to the Company and each group company, including but not limited to the statutory matters, Directors or employees shall immediately report relevant problems to Auditors.

c. Auditors may require reports to the Company and each company of the group at any time.

(viii)Other system which ensures the effective audit by the Auditors:

Auditors are guaranteed opportunities to retain professionals such as lawyers and accountants and to receive advices concerning the auditing service as needed

(2) Basic Policy concerning Governance of Corporation

The Company does not specially decide the basic policy concerning persons who govern the financial and business policy of the company.

(Note) The amount described in this annual business report is rounded down to the amount described in the displayed unit.

# Consolidated Balance Sheets

(As of March 31, 2008)

(Millions of yen)

| Assets | | Liabilities | |
|---|---|---|---|
| **Current assets** | 19,076 | **Current liabilities** | 5,492 |
| Cash and time deposits | 5,411 | Notes and accounts payable - trade | 1,126 |
| Notes and accounts receivable | 5,879 | Accounts payable - other | 894 |
| Marketable Securities | 4,646 | Accrued corporation taxes | 1,926 |
| Inventories | 772 | Consumption tax payable | 238 |
| Deferred tax assets | 1,095 | Accrued bonuses to employees | 457 |
| Other current assets | 1,296 | Accrued bonuses to Directors | 27 |
| Allowance for bad debts | △24 | Allowance for sales returns | 207 |
| | | Other current liabilities | 613 |
| | | | |
| | | **Long-term liabilities** | 1,034 |
| | | Long-term debt | 10 |
| | | Deferred tax income | 45 |
| | | Allowance for retirement benefits for Directors | 417 |
| **Fixed assets** | 45,505 | Reserve for retirement benefits | 419 |
| **Tangible fixed assets** | 10,883 | Deposits on contract | 107 |
| Buildings and structures | 3,852 | Other long-term liabilities | 33 |
| Machinery, equipments and vehicles | 21 | **Total liabilities** | 6,526 |
| Land | 4,267 | **Net assets** | |
| Construction in progress | 1,949 | **Shareholders' equity** | 61,704 |
| Other | 792 | **Capital amount** | 9,090 |
| | | **Capital surplus** | 12,548 |
| **Intangible fixed assets** | 280 | **Retained earnings** | 41,784 |
| | | **Treasury stock** | △1,719 |
| **Investments and other assets** | 34,341 | **Valuation and translation adjustments** | △4,368 |
| Investment in securities | 30,253 | **Unrealized gains (losses) on securities** | △2,452 |
| Claims against substantially bankrupt obligors | 86 | **Unrealized losses on revaluation of the land** | △1,841 |
| Deferred tax assets | 2,650 | **Foreign currency translation adjustments** | △74 |
| Deferred tax assets related to revaluation | 1,260 | **Stock acquisition rights** | 68 |
| Other investments | 177 | **Minority interests** | 650 |
| Allowance for bad debts | △86 | **Total net assets** | 58,055 |
| **Total assets** | 64,582 | **Total liabilities and net assets** | 64,582 |

# Consolidated Statements of Income

(From April 1, 2007 to March 31, 2008)

(Millions of yen)

| | | |
|---|---|---|
| **Net Sales** | | 29,112 |
| **Cost of sales** | | 15,758 |
| **Gross profit** | | 13,353 |
| **Selling, general and administrative expenses** | | 6,717 |
| **Operating income** | | 6,636 |
| **Non-operating income** | | |
| Interest income | 2,334 | |
| Gain on sale of investment securities | 1,730 | |
| Other | 347 | 4,411 |
| **Non-operating expenses** | | |
| Loss on derivative instruments | 251 | |
| Exchange loss | 510 | |
| Other | 11 | 774 |
| **Ordinary income** | | 10,274 |
| **Extraordinary expenses** | | |
| Loss on devaluation of investment securities | 1,711 | |
| Loss on liquidation of business software operation | 48 | 1,760 |
| **Net income before tax and other adjustments** | | 8,513 |
| Corporation tax, resident tax and business tax | | 3,633 |
| Corporation tax adjustments | | △478 |
| Minority interests | | 102 |
| **Net income** | | 5,256 |

# Consolidated Statements of changes in shareholders' equity

(From April 1, 2007 to March 31, 2008)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital amount | Capital surplus | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance at March 31, 2007 (million yen) | 9,090 | 12,546 | 39,197 | Δ1,725 | 59,109 |
| Amount of changes during the consolidated fiscal year | | | | | |
| Cash dividends paid | | | Δ2,702 | | Δ2,702 |
| Bonus to employees of overseas subsidiaries | | | Δ0 | | Δ0 |
| Net income | | | 5,256 | | 5,256 |
| Purchase of treasury stock | | | | Δ7 | Δ7 |
| Disposal of treasury stock | | 2 | | 12 | 15 |
| Increase due to consolidation of subsidiaries | | | 32 | | 32 |
| Net changes in items other than shareholders' equity during the consolidated fiscal year | | | | | |
| Total changes during the consolidated fiscal year (million yen) | - | 2 | 2,586 | 5 | 2,594 |
| Balance at March 31, 2008 (million yen) | 9,090 | 12,548 | 41,784 | Δ1,719 | 61,704 |

| | Evaluation and translation adjustments | | | | Stock acquisition rights | Minority interests | Total net assets |
|---|---|---|---|---|---|---|---|
| | Unrealized gains (losses) on securities | Unrealized gains (losses) on revaluation of the land | Foreign currency transaction adjustments | Evaluation and translation adjustments - total | | | |
| Balance at March 31, 2007 (million yen) | 749 | Δ1,841 | 207 | Δ884 | 3 | 614 | 58,842 |
| Amount of changes during the consolidated fiscal year | | | | | | | |
| Cash dividends paid | | | | | | | Δ2,702 |
| Bonus to employees of overseas subsidiaries | | | | | | | Δ0 |
| Net income for the period | | | | | | | 5,256 |
| Purchase of treasury stock | | | | | | | Δ7 |
| Disposal of treasury stock | | | | | | | 15 |
| Increase due to consolidation of subsidiaries | | | | | | | 32 |
| Net changes in items other than shareholders' equity during the consolidated fiscal year | Δ3,201 | - | Δ281 | Δ3,483 | 65 | 36 | Δ3,381 |
| Total changes during the consolidated fiscal year (Millions of yen) | Δ3,201 | - | Δ281 | Δ3,483 | 65 | 36 | Δ786 |
| Balance at March 31, 2008 (million yen) | Δ2,452 | Δ1,841 | Δ74 | Δ4,368 | 68 | 650 | 58,055 |

## Notes to Consolidated Financial Statements

(Notes concerning Significant Matters Which Constitute the Basis for Preparation of the Consolidated Financial Statements)

1. Scope of consolidation
   (1) Number of consolidated subsidiaries: 12
   Names of major consolidated subsidiaries:
   KOEI NET Co., Ltd.
   KOEI CAPITAL Co., Ltd.
   ERGOSOFT Corporation
   KOEI Corporation
   KOEI CANADA Inc.
   KOEI Ltd.
   KOEI France SAS
   KOEI KOREA Corporation
   TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc.
   KOEI ENTERTAINMENT SINGAPORE Pte. Ltd.
   Beijing KOEI Software Co., Ltd.
   Tianjin KOEI Software Co., Ltd.
   Beijing KOEI Software Co., Ltd. and Tianjin KOEI Software Co., Ltd. which were unconsolidated subsidiaries have been included in the scope of consolidation starting from this consolidated fiscal year due to their increased importance. Only their balance sheets are reflected in the consolidated financial statements.
   (2) Number of unconsolidated subsidiaries: 6
   Names of major unconsolidated subsidiaries:
   KOEI LIV Co., Ltd.
   KOEI MUSIC Co., Ltd.
   KOEI AD Co., Ltd.
   UAB KOEI Baltija
   All of the unconsolidated subsidiaries are of small size and none of their total assets, sales, net income for the period and retained earnings (the amounts corresponding to the Company's interests in such companies) has any material impact on the consolidated financial statements.
   J.C. Holdings Corp. completed its liquidation during this consolidated fiscal year.

2. Application of equity method
   No equity method has been applied to KOEI LIV Co., Ltd. and five other unconsolidated subsidiaries because the application of such method would have only a small impact on the net income for the period and retained earnings, and because the application of such method to those companies would be insignificant as a whole.

3. Business years of consolidated subsidiaries
   The accounting dates for the consolidated subsidiaries KOEI KOREA Corporation and TAIWAN KOEI ENTERTAINMENT SOFTWARE Inc. are December 31. The results of these two companies are consolidated into the consolidated financial statements after preparation of their provisional financial statements as of March 31, which is the consolidated accounting date.
   The accounting dates for Beijing KOEI Software Co., Ltd. and Tianjin KOEI Software Co., Ltd. are December 31. In preparing the consolidated financial statements, their financial statements as of December 31 are used and adjustments necessary for consolidation purposes are made with regard to significant transactions arising between December 31 and March 31.

4. Accounting standards
   (1) Valuation standards and methods for significant assets
   (i) Securities
   a Securities for trade purposes ...... Market value method (cost of securities sold is calculated using the moving average method)
   b Other securities
   Securities with available fair market values: ...... Market value method based on the market value as at the end of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the moving average method)
   Securities with no available fair market value: ...... Cost method or amortized cost method based on moving average method (straight-line method)
   (ii) Derivative ...... Market value method
   (iii) Inventories
   Products, merchandise and raw materials
   The Company and three domestic consolidated subsidiaries
   ...... Mainly cost method based on moving average method
   Overseas consolidated subsidiaries ...... Mainly lower-of-cost-or-market method based on moving average method
   Work in process ...... Cost method based on specific identification method
   Inventory goods ...... Last purchase price method
   (2) Depreciation methods used for significant depreciable assets
   (i) Tangible fixed assets
   The Company and three domestic consolidated subsidiaries
   ...... Declining balance method (However, buildings (excluding accessory equipments) acquired on and after April 1, 1998 are depreciated using the straight-line method.)
   Overseas consolidated subsidiaries ...... Mainly straight-line method based on estimated economic lives of the assets
   Major useful lives are as follows:
   Buildings and structures: 10 to 50 years

(ii) Intangible fixed assets
Software for market sale
...... Amortized based on estimated sales revenues
Software for internal use
...... Straight-line method based on the internal useful lives (not more than 5 years)
Other intangible fixed assets ..Straight-line method

(3) Disposal method of significant deferred assets
Stock issuance cost
All of the stock issuance cost is expensed as incurred.

(4) Standards for allocation of significant reserves
(i) Allowance for bad debts
In order to prepare for losses caused by bad debts, allowance for bad debts is accounted for based on the following methods:
a General credit obligation ......... Based on past credit loss experience
b Claims with default possibility and claims against bankrupt and substantially bankrupt obligors
......... Based on evaluation of financial condition

(ii) Accrued bonuses to employees
In order to prepare for payment of bonuses for employees, the amounts needed for this consolidated fiscal year are accounted for out of the expected amounts to be paid for the bonuses in the next consolidated fiscal year.

(iii) Accrued bonuses to Directors
In order to prepare for payment of bonuses for Directors, accrued bonuses to Directors are accounted for based on the expected amounts to be paid for the bonuses in the current consolidated fiscal year.

(iv) Allowance for sales returns
In order to prepare for the estimated loss for products (books, etc.) due to sales returns, the Company and its consolidated subsidiaries account for an amount equal to gross profit on sales of estimated sales return based on historical sales return rates.

(v) Allowance for retirement benefits for Directors
In order to prepare for payment of retirement benefits for Directors, the Company and its domestic consolidated subsidiaries account for the total amount payable as of the end of the current consolidated fiscal year based on the internal regulations for payment of retirement benefits for Directors.

(vi) Reserve for retirement benefits
In order to prepare for payment of retirement benefits for employees, the Company and its domestic consolidated subsidiaries account for an amount which can be identified as accrued as of the end of the current consolidated fiscal year based on the estimated amount of retirement benefit obligations and pension assets as of the end of the current consolidated fiscal year.
Actuarial gains and losses are amortized in the consolidated fiscal year following the year in which the gain or loss is recognized by the straight-line method over certain period (14 years) which is shorter than the average remaining service years of employees.

(5) Accounting method for significant lease transactions
Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for using a method similar to that used for general lease transactions.

(6) Other significant matters for preparation of consolidated financial statements
Accounting for consumption taxes
Tax-exclusive basis

5. Changes in accounting policies
Method for depreciation of tangible fixed assets
In accordance with the revision of the Corporation tax act (Law Amending Part of the Corporation tax act, Etc. (Law No. 6 of March 31, 2007) and Cabinet Order Amending Part of the Enforcement Order for Corporation tax act (Cabinet Order No. 83 of March 30, 2007)), the method for depreciating any asset acquired on and after April 1, 2007 has been changed to the method pursuant to the provisions of the revised law effective from this consolidated fiscal year.
As a result of such change, operating income, ordinary income and net income for the period (before tax and other adjustments) have each decreased by ¥42 million compared to their amounts based on the previous method.

6. Additional information
Method for depreciation of tangible fixed assets
Effective from this consolidated fiscal year, tangible fixed assets acquired on or before March 31, 2007 is equally amortized over a five-year period beginning in the year following the year in which the amortization reached its limit amount.
The impact of such change on the profit (or loss) is immaterial.

(Notes to the Consolidated Balance Sheets)

1. Accumulated depreciation of tangible fixed assets ¥5,751 million

2. Notes concerning unconsolidated subsidiaries and affiliated companies
The amounts related to unconsolidated subsidiaries and affiliated companies included in each item are as follows:

| | |
|---|---|
| Shares (investment in securities) | ¥139 million |
| Amount invested (investment and other assets (other investments)) | ¥50 million |

3. Revaluation of land
The value of lands of the Company's tangible fixed assets is reassessed according to the "Law concerning Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Law Amending Part of the Law concerning Revaluation of

Land" (amended on March 31, 1999). Regarding the balance generated by the relevant revaluation, deferred tax assets which correspond to 'corporation taxes and other taxes imposed based on interest-related amounts' are accounted for in the assets section of the balance sheet, and the balance resulting from deducting such deferred tax assets is accounted for as 'unrealized profits/(losses) on revaluation of the land' in the net assets section of the balance sheet.

As for the method of revaluation stipulated in Article 3, Paragraph 3 of the "Law concerning Revaluation of Land" and "Law Amending Part of the Law concerning Revaluation of Land," calculation are made with reasonable adjustments including correction of depth value, based on the value calculated by using the method announced by the Director-General of the National Tax Agency for the purpose of calculating the land value which constitutes the basis for calculating the assessment value of land-holding tax as stipulated in Article 16 of the Landholding Tax Law (Law No. 69 of 1991) set forth in Article 2, Item 4 of the Enforcement Order for Law concerning Revaluation of Land Ordinance No. 119 promulgated on March 31, 1998).

| | |
|---|---|
| Date of revaluation | March 31, 2000 |
| Difference between the fair market value of the land revalued as of the term end and the book value after revaluation | (¥201million) |

4. Fractions less than the presentation units have been discarded.

(Notes to the Consolidated Statements of Income)

Fractions less than the presentation units have been discarded.

(Notes to the Consolidated Statements of changes in shareholders' equity)

1. Class and total number of issued shares as of the end of this consolidated fiscal year
   Common stock 68,650,510 shares

2. Dividends
   (i) Amount of dividend paid

| Resolution | Class of shares | Total amount of dividends (million yen) | Dividend per share (yen) | Record date | Effective date |
|---|---|---|---|---|---|
| Annual shareholders' meeting held on June 21, 2007 | Common stock | 1,013 | 15 | March 31, 2007 | June 22, 2007 |
| Meeting of the Board of Directors held on November 13, 2007 | Common stock | 1,688 | 25 | September 30, 2007 | December 10, 2007 |

(ii) Dividends whose record date belongs to this fiscal year but whose effective date belongs to the next fiscal year

| Resolution | Class of shares | Total amount of dividends (million yen) | Fund for dividends | Dividend per share (yen) | Record date | Effective date |
|---|---|---|---|---|---|---|
| Annual shareholders' meeting held on June 20, 2008 | Common stock | 2,026 | Retained earnings | 30 | March 31, 2008 | June 23, 2008 |

3. Class and number of shares subject to the stock acquisition rights (excluding those whose first day of the period for exercise of rights has not come yet) as of the end of this consolidated fiscal year
   Common stock 226,980 shares

4. Fractions less than the presentation units have been discarded.

(Notes concerning Per Share Information)

1. Net asset value per share ¥848.72
2. Net income per share ¥77.80

The basis for calculating the net income for the period (per share) is as follows:

| | Current fiscal year |
|---|---|
| Net income per share | |
| Net income | ¥5,256 million |
| Amount not attributable to common shareholders | ¥0 million |
| Net income related to common stock | ¥5,255 million |
| Average number of common stock during the period | 67,552 thousand shares |

(Notes concerning Major Subsequent Events)

Making KOEI NET Co., Ltd. into a wholly-owned subsidiary of KOEI Co., Ltd. through stock-for-stock exchange

At their respective meetings of the Board of Directors held on May 13, 2008, each of KOEI Co., Ltd. ("KOEI") and KOEI NET Co., Ltd. ("KOEI NET") passed a resolution to conduct a stock-for-stock exchange through which KOEI will become a wholly-owning parent company of KOEI NET and KOEI NET will become a wholly-owned subsidiary of KOEI effective from August 1, 2008 ("Stock-for-Stock Exchange") pursuant to the following conditions, and they entered into a "Stock-for-Stock Exchange Agreement."

KOEI will conduct the Stock-for-Stock Exchange without the approval of the shareholders' meeting in accordance with the simplified procedure for stock-for-stock exchange under Article 796, Paragraph 3 of the Company Law, while KOEI NET will conduct the Stock-for-Stock Exchange with the approval of the annual shareholders' meeting.

As a result of the Stock-for-Stock Exchange, KOEI will become a wholly-owning parent company of KOEI NET as of August 1, 2008 which is the effective date, and the shares of KOEI NET which will become a wholly-owned subsidiary of KOEI will be delisted from Jasdaq Securities Exchange, Inc. ("Jasdaq") effective from July 28, 2008 (the last trading date will be July 25, 2008).

1. Purpose of making KOEI NET a wholly-owned subsidiary through stock-for-stock exchange

(1) Purpose of the Stock-for-Stock Exchange

Under the spirit of "creation and contribution," KOEI is always creating and developing new entertainments, with its vision of becoming the "world's number one entertainment contents provider." In the area of game software, KOEI created a number of popular series, including "Nobunaga's Ambition," "Romance of the Three Kingdoms," "Dynasty Warriors 2," and "Neoromance." In the category of tactical action game which was established in the "Dynasty Warriors 2" series, KOEI developed the "Samurai Warriors," "Dynasty Warriors GUNDUM," and "Warriors OROCHI" and the world of "Warriors" obtained strong support from many customers, with the cumulative total number of software sold for the "Warriors" series exceeding 15 million on a worldwide basis. Also, in the area of online games, KOEI has always led the market, as shown by its provision of services related to 4 titles of MMO (Massively Multi-player Online) games—including "Nobunaga's Ambition Online" which was introduced in pioneer days—in Japan and other Asian countries. KOEI is actively seeking globalization of its business, having established 10 bases for development and sales in foreign countries.

As a subsidiary of KOEI, KOEI NET has developed distribution business in the market of PC game software and home video-game software to be used in Japan. In 1999, KOEI NET established the "GAMECITY" website (http://www.gamecity.ne.jp) and entered into the internet business ahead of other competitors, and KOEI NET is actively putting its efforts in the area of e-commerce. With a view to improving the corporate value of KOEI Group through expansion of its distribution business, KOEI NET made its stock available for over-the-counter trading in June 2001 by listing its stock on the over-the-counter securities market established by the Japan Securities Dealers Association (thereafter KOEI NET listed its stock on Jasdaq in December 2004). Currently, KOEI NET is a consolidated subsidiary of KOEI with 85.36% of its total number of issued shares held by KOEI, and is a company which plays a core part in KOEI Group's distribution business in Japan.

In November 2007, KOEI established its mid-term management plan called "KOEI VISION 2011." KOEI regards the period until March 2012 as a period for "challenge and change" and intends to significantly expand its revenues through creation of strong game systems and business portfolios, as well as strengthening its management base which enables long-term stable growth. Under the "KOEI VISION 2011" plan, KOEI is making efforts for improving its corporate value, with its focus on three key businesses consisting of game software, online mobile and media rights businesses. On the other hand, higher performance of hardware, dramatic popularization of portable game machines, and rapid growth of community in the online mobile area have led to further acceleration of the speed of change in the environment surrounding the entertainment business, diversified and sophisticated customers' needs, and intensified market competition. In such environment, in order to make prompt management decisions and to implement strategies flexibly under the group's mid-term and long-term strategies, we have determined that it will be necessary to make KOEI NET a wholly-owned subsidiary of KOEI through the Stock-for-Stock Exchange.

Since its listing of shares on Jasdaq in December 2004, KOEI NET has aimed to become a top distributor of computer entertainment products, and has actively made efforts for alliance with Japanese and foreign manufacturers and expansion of contents provided by companies outside the group following such alliance, and e-commerce. In this period, the ratio of sales of products provided by companies outside the group rose from 10.6% in March 2004 to 24.1% in March 2008, and the sales for e-commerce also rose from 1,006 million yen to 2,675 million yen in the same period, showing good growths. On the other hand, the business environment, particularly for e-commerce, has changed significantly, including the appearance of various services and the popularization of online shopping. In addition, in the mid-term management plan announced in November 2007 as well, the area of e-commerce, which is expected to grow largely in the future, is regarded as a business area which constitutes the core of the plan. Under such environment, KOEI NET thinks that a particular enhancement of its e-commerce business is necessary for improving competitiveness and for achieving the mid-term management plan, and KOEI NET elected to become a wholly-owned subsidiary of KOEI since it concluded that, in order to realize maximum corporate value of KOEI NET, it would be best to create an environment where the personal and business bases which are the property of KOEI NET and the contents and system infrastructures which are the property of KOEI can generate maximum synergies and to make prompt decisions and implement flexible and efficient management initiatives by becoming integrated with KOEI. In addition, with regard to handling of products provided by business partners outside KOEI Group as well, we think that we will be able to obtain further support by expanding our presence in the distribution business (including the enhancement of e-commerce) and enhancing our sales capabilities.

We will further enhance competitiveness of the whole group in the future by using KOEI Group's management resources more effectively and improving the management efficiency for the whole group, and by continuing to provide attractive and unique contents and services to customers in a timely manner through reinforced cooperation between the creator and the seller. We will make sure to execute KOEI Group's mid-term and long-term growth strategies and strive to improve the corporate values of both companies, so that KOEI NET's shareholders who will newly become KOEI's shareholders through the Stock-for-Stock Exchange can receive return of profits more than ever.

(2) Prospect and event for delisting

As a result of the Stock-for-Stock Exchange, KOEI will become a wholly-owning parent company of KOEI NET as of August 1, 2008 which is the effective date, and the shares of KOEI NET which will become a wholly-owned subsidiary of KOEI will be delisted from Jasdaq effective from July 28, 2008 (the last trading date will be July 25, 2008) in accordance with the share delisting standards of Jasdaq.

(3) Reasons for delisting and status of consideration of alternative measures

As mentioned above, as a result of KOEI NET becoming a wholly-owned subsidiary of KOEI through the Stock-for-Stock Exchange, the shares of KOEI NET will be delisted from Jasdaq in accordance with Jasdaq's share delisting standards. After the delisting, the shares of KOEI NET cannot be traded at Jasdaq.

However, the common stock of KOEI which is the consideration for the Stock-for-Stock Exchange are listed on Tokyo Stock Exchange, Inc. ("TSE") and even after the Stock-for-Stock Exchange, the common stock of KOEI which is to be allotted and delivered as a consideration for the Stock-for-Stock Exchange can be traded at TSE. Therefore, we will be able to continue to provide liquidity of shares to any KOEI NET's shareholder who has 2 or more shares of KOEI NET. However, KOEI NET's shareholder who has less than 2 shares of KOEI NET will be allotted less than 100 shares (which constitute one unit of the shares of KOEI) of KOEI. While shares less than one unit cannot be sold in the market of the stock exchange, shareholders can use the purchase system at their request. See 2. (2) - (Note) 3. "Handling of shares less than one unit" for details of handling of such shares.

Also, holders of KOEI NET's shares can continue to trade any KOEI NET's shares held by them as ever at Jasdaq and may exercise any legal rights as set forth in the Companies Act or other related laws and regulations, until July 25, 2008 (scheduled date) which is the last trading date specified in 1. (2) "Prospect and event for delisting" above.

Since we think that the implementation of the Stock-for-Stock Exchange is the best measure for maximizing the corporate value, as explained in 1. (1) "Purpose of the Stock-for-Stock Exchange" above, we have not especially considered other measures.

(4) Measures for securing fairness

In order to secure fairness, in deciding the implementation of the Stock-for-Stock Exchange, KOEI: (i) requested Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC") which is a third party calculation agency to calculate the stock-for-stock exchange ratio; (ii) negotiated and discussed with KOEI NET using the result of such calculation as a reference information; and (iii) resolved, at its meeting of the Board of Directors held today, to implement the Stock-for-Stock Exchange based on the stock-for-stock exchange ratio agreed upon as a result of such negotiation and discussion.

Also, in order to secure fairness, in deciding the implementation of the Stock-for-Stock Exchange, KOEI NET: (i) requested PwC Advisory Co., Ltd. ("PwC Advisory") which is a third party calculation agency to calculate the stock-for-stock exchange ratio; (ii) negotiated and discussed with KOEI using the result of such calculation as a reference information; and (iii) resolved, at its meeting of the Board of Directors held today, to implement the Stock-for-Stock Exchange based on the stock-for-stock exchange ratio agreed upon as a result of such negotiation and discussion.

Neither KOEI nor KOEI NET has obtained from the above third party calculation agencies any fairness opinion stating that the agreed stock-for-stock exchange ratio is reasonable for their respective shareholders from a financial point of view.

(5) Measures for avoidance of conflicts of interests

Of the five Directors of KOEI NET, Masaru Iyori holds a concurrent position as KOEI's Chairman & CEO, and Kenji Matsubara holds a concurrent position as KOEI's President & COO. As they are in a position to be involved in the decision-making concerning the Stock-for-Stock Exchange at KOEI, neither of them participated in the discussion and resolution at KOEI NET's meeting of the Board of Directors from the perspective of avoidance of conflicts of interests.

On the other hand, of the six Directors of KOEI, Shintaro Kobayashi holds a concurrent position as KOEI NET's President & Representative Director. As he is in a position to be involved in the decision-making concerning the Stock-for-Stock Exchange at KOEI NET, he did not participate in the discussion and resolution at KOEI's meeting of the Board of Directors from the perspective of avoidance of conflicts of interests.

2. Outline of stock-for-stock exchange

(1) Schedule for stock-for-stock exchange

| | |
|---|---|
| Meetings of the Board of Directors for resolution of stock-for-stock exchange (both companies) | May 13, 2008 |
| Execution of stock-for-stock exchange agreement (both companies) | May 13, 2008 |
| (Annual) Shareholders' meeting for approving the stock-for-stock exchange (KOEI NET) | June 19, 2008 (scheduled date) |
| Last trading date (KOEI NET) | July 25, 2008 (scheduled date) |
| Date of delisting (KOEI NET) | July 28, 2008 (scheduled date) |
| Effective date of the stock-for-stock exchange | August 1, 2008 (scheduled date) |
| Date of delivery of share certificates (KOEI) | Middle of September 2008 (scheduled date) |

(Note) KOEI will conduct the Stock-for-Stock Exchange without the approval of the shareholders' meeting in accordance with the simplified procedure for stock-for-stock exchange under Article 796, Paragraph 3 of the Companies Act.

(2) Details of allotment related to stock-for-stock exchange

| Company name | KOEI Co., Ltd. (to become wholly-owning parent company) | KOEI NET Co., Ltd. (to become wholly-owned subsidiary) |
|---|---|---|
| Details of allotment related to stock-for-stock exchange | 1 | 90 |
| Number of new shares to be issued upon stock-for-stock exchange | Common stock: 1,020,240 shares | |

(Notes)

1. Share allotment ratio

90 shares of common stock of KOEI will be allotted and delivered for each share of common stock of KOEI NET. However, no shares of common stock of KOEI will be allotted through the Stock-for-Stock Exchange for the 66,096 shares of common stock of KOEI NET held by KOEI.

2. Number of shares to be delivered upon the Stock-for-Stock Exchange

KOEI will deliver to those shareholders (including beneficial shareholders but excluding KOEI) recorded or registered on the final register of shareholders (including the register of beneficial shareholders) as of the day preceding the Stock-for-Stock Exchange, common stock of KOEI in a number equivalent to the total number of KOEI NET's common stock held by such shareholder multiplied by 90, in exchange for KOEI NET's common stock.

3. Handling of shares less than one unit

Following the Stock-for-Stock Exchange, those shareholders who will hold less than one unit of KOEI's shares will be also entitled to receive KOEI's dividends for any record date on and after the effective date of the Stock-for-Stock Exchange, in proportion to the number of shares held by such shareholder, but they will not be able to sell shares less than one unit in the market of the stock exchange. Those shareholders who will hold less than one unit of KOEI's shares can use the following system in respect of KOEI's shares. Details of the timing of commencement of handling and other matters will be informed to shareholders concurrently with the notification concerning submission of share certificates.

System for purchase of shares less than one unit (Selling of shares less than one unit)

This is a system where KOEI purchases from shareholders KOEI's shares less than one unit which cannot be sold in the market. Shareholders may request such purchase starting on the effective date of the Stock-for-Stock Exchange (August 1, 2008 (scheduled date)). Payment of the price of purchase will be started to be made in late September of 2008.

(3) Basis of calculation for allotment related to stock-for-stock exchange

(i) Basis of calculation

With regard to the stock-for-stock exchange ratio for the Stock-for-Stock Exchange, in order to secure the fairness and adequacy of such ratio, KOEI and KOEI NET decided to respectively request a third party independent from the two companies to calculate such ratio, and KOEI selected Daiwa Securities SMBC and KOEI NET selected PwC Advisory as their respective third party calculation agency.

Daiwa Securities SMBC calculated the ratio for KOEI using the market share price analysis (using the Volume Weighted Average Price for each of (i) the one month from April 10, 2008 to May 9, 2008; (ii) the three months from February 10, 2008 to May 9, 2008; and (iii) the six months from November 10, 2007 to May 9, 2008)—since KOEI's shares are listed on TSE and market share price is available—and the discounted cash flow analysis ("DCF analysis")—in order to reflect future business activities in the evaluation. With regard to KOEI NET, Daiwa Securities SMBC calculated the ratio for KOEI NET using the market share price analysis (using the Volume Weighted Average Price for each of (i) the one month from April 10, 2008 to May 9, 2008; (ii) the three months from February 10, 2008 to May 9, 2008; and (iii) the six months from November 10, 2007 to May 9, 2008)—since KOEI NET's shares are listed on Jasdaq and market share price is available—and the DCF analysis—in order to reflect future business activities in the evaluation. The evaluation range of each calculation analysis assuming that the per share value of KOEI's shares is "1" is as follows:

| Calculation analysis | Valuation range of stock-for-stock exchange ratio |
|---|---|
| Market share price analysis | 73.58 ~ 77.76 |
| DCF analysis | 76.37 ~ 93.87 |

On the other hand, PwC Advisory calculated the ratio for KOEI NET using the market-share-price based analysis (using the Volume Weighted Average Price and the average closing price for each of (i) the one month from April 10, 2008 to May 9, 2008; (ii) the three months from February 10, 2008 to May 9, 2008; and (iii) the six months from November 10, 2007 to May 9, 2008)—since KOEI NET's shares are listed on Jasdaq and market share price is available—and the discounted cash flow analysis ("DCF analysis")—in order to reflect future business activities in the evaluation. With regard to KOEI, PwC Advisory calculated the ratio for KOEI using the market-share-price based analysis (using the Volume Weighted Average Price and the average closing price for each of (i) the one month from April 10, 2008 to May 9, 2008; (ii) the three months from February 10, 2008 to May 9, 2008; and (iii) the six months from November 10, 2007 to May 9, 2008)—since KOEI's shares are listed on TSE and market share price is available—and the DCF analysis—in order to reflect future business activities in the evaluation. The evaluation range of each calculation analysis assuming that the per share value of KOEI's shares is "1" is as follows:

| Calculation analysis | Valuation range of stock-for-stock exchange ratio |
|---|---|
| Market-share-price based analysis | 72.33 ~ 80.14 |
| DCF analysis | 77.78 ~ 100.49 |

We do not expect any significant increase or reduction in the profit stated in the profit plans of KOEI and KOEI NET which Daiwa Securities SMBC and PwC Advisory used as the basis for the calculation based on DCF analysis.

In addition, the results of calculation of the stock-for-stock exchange ratio which were submitted by the above third party calculation agencies do not intend to present any opinion as to the fairness of the stock-for-stock exchange ratio used in the Stock-for-Stock Exchange.

(ii) Background of the calculation

As a result of a number of negotiations and discussions between KOEI and KOEI NET, after a careful consideration using the results of calculation of the stock-for-stock exchange ratio submitted by the above third party calculation agencies as a reference material and taking into consideration several factors including the two companies' recent trends of share prices and financial forecasts, KOEI and KOEI NET decided that the stock-for-stock exchange ratio stated in 2. (2) above is in the interests of shareholders of both KOEI and KOEI NET, and they approved the stock-for-stock exchange ratio for the Stock-for-Stock Exchange at their respective meetings of the Board of Directors held on May 13, 2008.

This stock-for-stock exchange ratio may be changed by discussion between the two companies in the event of any significant change in the conditions on which the calculation is based.

(iii) Relationship with calculation agencies

Neither Daiwa Securities SMBC nor PwC Advisory is a related party of KOEI or KOEI NET.

(4) Handling related to stock acquisition rights (*shinkabu yoyakuken*) and bonds with stock acquisition rights (*shinkabu yoyakukentsuki shasai*) of the wholly-owned subsidiary

KOEI NET has not issued any stock acquisition rights (*shinkabu yoyakuken*) or bonds with stock acquisition rights (*shinkabu yoyakukentsuki shasai*).

3. Outline of the parties to stock-for-stock exchange

| | | (as of March 31, 2008) | (as of March 31, 2008) |
|---|---|---|---|
| (1) | Trade name | KOEI Co., Ltd. | KOEI NET Co., Ltd. |
| (2) | Business description | Planning, development, research and sales of home computer game software, and planning, development and operation of amusement facilities | Distribution, wholesale and mail order sales of personal computer software, home video games and peripheral equipments |
| (3) | Date of incorporation | July 25, 1978 | July 3, 1992 |

| | | | |
|---|---|---|---|
| (4) | Location of head office | Minowa-cho 1-chome, Kohoku-ku, Yokohama-shi | Minowa-cho, Kohoku-ku, Yokohama-shi |
| (5) | Name and title of Representative | Chairman & CEO<br>Masaru Iyori | President & Representative Director<br>Shintaro Kobayashi |
| (6) | Capital amount | ¥9,090 million | ¥967million |
| (7) | Total number of issued shares | 68,650,510 shares | 77,432 shares |
| (8) | Net assets | ¥58,055 million (consolidated) | ¥4,227 million (non-consolidated) |
| (9) | Total assets | ¥64,582 million (consolidated) | ¥7,761million (non-consolidated) |
| (10) | Last day of business year | March 31 | March 31 |
| (11) | Number of employees | 1,191 (consolidated) | 35 (non-consolidated) |
| (12) | Principal business partners | Sony Computer Entertainment Inc.<br>TOHAN Co., Ltd.<br>Nintendo Co., Ltd. | K.K. GEO Supply<br>YAMADA DENKI Co., Ltd.<br>NESTAGE CO., LTD. |
| (13) | Major shareholders and holding ratios | KOYU Corporation 44.38%<br>EUROPEAN KOYU CORPORATION B.V. (Standing proxy: Daiwa Securities SMBC Co., Ltd.) 8.34%<br>Yoichi Erikawa 4.24%<br>The Master Trust Bank of Japan, Ltd. (trust account) 4.16%<br>Keiko Erikawa 4.12%<br>Japan Trustee Services Bank, Ltd. (trust account) 3.67%<br>(as of March 31, 2008) | KOEI Co., Ltd. 85.36%<br>KOEI NET employees' shareholding system 0.42%<br>Hiroshi Onoki 0.33%<br>Michihiro Ito 0.25%<br>Masaki Chitose 0.19%<br>Sumiyuki Inokoshi 0.19%<br>(as of March 31, 2008) |
| (14) | Principal Banks of Account | The Bank of Yokohama, Ltd.<br>Mizuho Bank, Ltd.<br>Sumitomo Mitsui Banking Corporation | The Bank of Yokohama, Ltd.<br>Mizuho Bank, Ltd.<br>Sumitomo Mitsui Banking Corporation |

(15) Relationships between the companies

| | |
|---|---|
| Capital relationship | KOEI is the parent company of KOEI NET and holding 66,096 shares (85.36%) of common stock of KOEI NET. |
| Personal relationship | Two Representative Directors of KOEI hold concurrent positions as KOEI NET's Director and one Representative Director of KOEI NET holds a concurrent position as KOEI's Director.<br>One Outside Auditor of KOEI holds a concurrent position as KOEI NET's Outside Auditor.<br>Three employees of KOEI are being seconded to KOEI NET. |
| Business relationship | KOEI sells software and books (about 76.5% of the total purchase price of KOEI NET) to KOEI NET. |
| Applicability of related parties | KOEI NET is a consolidated subsidiary of KOEI, and therefore falls under a related party of KOEI. |

(16) Results for the past three years

| | KOEI (consolidated) | | | KOEI NET (non-consolidated) | | |
|---|---|---|---|---|---|---|
| Last day of business year (actual performance) | March 31, 2006 | March 31, 2007 | March 31, 2008 | March 31, 2006 | March 31, 2007 | March 31, 2008 |
| Net Sales (million yen) | 26,224 | 24,359 | 29,112 | 16,009 | 14,315 | 17,305 |
| Operating income (million yen) | 7,733 | 5,351 | 6,636 | 933 | 668 | 964 |
| Ordinary income (million yen) | 11,981 | 9,186 | 10,274 | 1,116 | 843 | 1,143 |
| Net income (million yen) | 7,336 | 5,166 | 5,256 | 665 | 475 | 690 |
| Net income per share (yen) | 107.91 | 76.29 | 77.80 | 8,548.63 | 6,139.72 | 8,915.96 |
| Annual Dividend per share (yen) | 55.00 | 40.00 | 55.00 | 3,750.00 | 3,000.00 | 4,300.00 |
| Net assets per share (yen) | 833.21 | 861.93 | 848.72 | 48,027.27 | 51,637.89 | 54,598.39 |

4. Status after the Stock-for-Stock Exchange

| | | |
|---|---|---|
| (1) | Trade name | KOEI Co., Ltd. |
| (2) | Principal business | Planning, development, research and sales of home computer game software, and planning, development and operation of amusement facilities |
| (3) | Location of head office | 18-12, Minowa-cho 1-chome, Kohoku-ku, Yokohama-shi |
| (4) | Name and title of Representative | Chairman & CEO<br>Masaru Iyori |
| (5) | Capital amount | ¥9,090,815,533 |
| (6) | Total assets | Not determined at the current moment. |
| (7) | Net assets | Not determined at the current moment. |
| (8) | Last day of business year | March 31 |

(9) Outline of accounting treatment

It is expected that this transaction will fall under "transaction with minority shareholders" among "transaction among companies under common control." The value of goodwill arising from the Stock-for-Stock Exchange is unknown at this moment. We will inform it to you as soon as it is determined.

(10) Future prospects

From now on, we will use KOEI Group's management resources more effectively, and pursue execution of mid-term and long-term growth strategies and improvement of the corporate values of both companies. Since KOEI NET is already a consolidated subsidiary of KOEI, the impact of the Stock-for-Stock Exchange on KOEI's results is expected to be minor, both on a consolidated and non-consolidated basis.

(Notes concerning Other Matters)

Relating to retirement benefits

(1) Outline of retirement benefit system adopted by the Company

The Company has a qualified retirement pension system for all of the employees' retirement benefit systems since April 1, 1990. Also, the Company's domestic consolidated subsidiaries have a termination allowance plan which is a defined-benefit system and overseas consolidated subsidiaries have a defined-contribution system.

(2) Retirement benefit obligation and its breakdown (as of March 31, 2008)

| | |
|---|---|
| Retirement benefit obligation | △¥1,832 million |
| Pension assets | ¥1,237 million |
| Unfunded retirement benefit obligation | △¥595 million |
| Unrecognized actuarial difference | ¥175 million |
| Reserve for retirement benefits | △¥419 million |

(Note) Domestic consolidated subsidiaries apply a simplified method in calculating the retirement benefit obligation.

(3) Breakdown of expense for retirement benefits (from April 1, 2007 to March 31, 2008)

| | |
|---|---|
| Service cost | ¥195 million |
| Interest expenses | ¥33 million |
| Expected return on assets (subtraction) | △¥44 million |
| Actuarial difference | ¥14 million |
| Expense for retirement benefits | ¥199 million |

(Note) Expense for retirement benefits of consolidated subsidiaries which apply the simplified method is included in the service cost.

(4) Matters regarding the basis for calculation of the retirement benefit obligations (as of March 31, 2008)

| | |
|---|---|
| Discount rate | 2.0% |
| Expected return on assets | 3.5% |
| Periodic allocation method for estimated retirement benefits | straight-line standard |
| Years over which actuarial gain or loss is amortized | 14 years |

(Amortized in the business year following the year in which the gain or loss is recognized by the straight-line method over certain period which is shorter than the average remaining service years of employees.)

# Balance Sheet

(As of March 31, 2008)

(Millions of yen)

| Assets | | Liabilities | |
|---|---|---|---|
| **Current assets** | 13,697 | **Current liabilities** | 4,515 |
| Cash and time deposits | 2,728 | Accounts payable - trade | 481 |
| Accounts receivable | 5,247 | Short-term borrowings from affiliated companies | 98 |
| Marketable Securities | 3,435 | Long-term borrowings from affiliated companies to be repaid within one year | 100 |
| Products | 137 | Accounts payable - other | 1,106 |
| Raw materials | 80 | Accrued corporation taxes | 1,490 |
| Work in process | 256 | Consumption tax payable | 236 |
| Inventory goods | 3 | Accrued expenses | 230 |
| Advanced money | 78 | Accrued bonuses to employees | 443 |
| Prepaid expenses | 77 | Accrued bonuses to Directors | 18 |
| Unearned money | 76 | Allowance for sales returns | 139 |
| Short-term loan to affiliated companies | 188 | Other current liabilities | 171 |
| Deferred tax assets | 677 | **Long-term liabilities** | 1,003 |
| Other current assets | 722 | Long-term borrowings from affiliated companies | 210 |
| Allowance for bad debts | Δ11 | Allowance for retirement benefits for Directors | 406 |
| **Fixed assets** | 46,157 | Reserve for retirement benefits | 352 |
| **Tangible fixed assets** | 9,190 | Other long-term liabilities | 33 |
| Buildings | 3,143 | **Total liabilities** | 5,519 |
| Accessory equipments | 554 | **Net assets** | |
| Structures | 113 | **Shareholders' equity** | 58,506 |
| Machinery and equipments | 17 | **Capital amount** | 9,090 |
| Vehicles | 3 | **Capital surplus** | 12,548 |
| Tools, instruments and equipments | 641 | Additional paid-in capital | 12,505 |
| Land | 4,267 | Other capital surpluses | 42 |
| Construction in progress | 449 | | |
| **Intangible fixed assets** | 226 | **Retained earnings** | 38,586 |
| Software | 219 | Profit reserve | 749 |
| Other intangible fixed assets | 7 | Other retained earnings | 37,837 |
| **Investments and other assets** | 36,739 | Other reserve | 331 |
| Investment in securities | 27,119 | Earned surplus carried forward | 37,506 |
| Shares of affiliated companies | 3,577 | | |
| Claims against substantially bankrupt obligors | 78 | **Treasury stock** | Δ1,719 |
| Investment in affiliated companies | 2,093 | | |
| Deferred tax assets | 3,448 | **Valuation and translation adjustments** | Δ4,240 |
| Deferred tax assets related to revaluation | 1,260 | **Unrealized gains (losses) on securities** | Δ2,398 |
| Other investments | 96 | **Unrealized losses on revaluation of the land** | Δ1,841 |
| Allowance for losses on investments in affiliated companies | Δ855 | **Stock acquisition rights** | 68 |
| Allowance for bad debts | Δ78 | **Total net assets** | 54,335 |
| **Total assets** | 59,854 | **Total liabilities and net assets** | 59,854 |

## Statement of Income
(From April 1, 2007 to March 31, 2008)

(Millions of yen)

| | | |
|---|---|---|
| **Net Sales** | | 20,864 |
| **Cost of sales** | | 10,401 |
| **Gross profit** | | 10,462 |
| **Selling, general and administrative expenses** | | 4,735 |
| **Operating income** | | 5,727 |
| **Non-operating income** | | |
| Interest on securities | 1,970 | |
| Dividends received | 441 | |
| Gain on sale of investment securities | 1,733 | |
| Other | 98 | 4,242 |
| **Non-operating expenses** | | |
| Interest expense | 14 | |
| Loss on derivative instruments | 253 | |
| Exchange loss | 397 | |
| Other | 15 | 681 |
| **Ordinary income** | | 9,288 |
| **Extraordinary expenses** | | |
| Appraisal loss from investment securities | 1,666 | |
| Appraisal loss from shares of affiliate companies | 343 | |
| Allowance for losses on investments in affiliated companies | 284 | 2,295 |
| **Net income before tax and other adjustments** | | 6,993 |
| Corporation tax, resident tax and business tax | | 2,872 |
| Corporation tax adjustments | | △594 |
| **Net income** | | 4,715 |

## Statement of changes in shareholders' equity

(From April 1, 2007 to March 31, 2008)

| | Shareholders' equity | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Capital Surplus | | | Retained earnings | | | |
| | | | | | | Other retained earnings | | |
| | Capital amount | Additional paid-in capital | Other capital surpluses | Total Capital surplus | Profit reserve | Reserve for special depreciation | Other reserve | Earned surplus carried forward |
| Balance at March 31, 2007 (million yen) | 9,090 | 12,505 | 40 | 12,546 | 749 | 1 | 331 | 35,492 |
| Amount of changes during the business year | | | | | | | | |
| Cash dividends paid | | | | | | | | Δ2,702 |
| Reversal of reserve for special depreciation | | | | | | Δ1 | | 1 |
| Net income | | | | | | | | 4,715 |
| Purchase of treasury stock | | | | | | | | |
| Disposal of treasury stock | | | 2 | 2 | | | | |
| Net changes in items other than shareholders' equity during the business year | | | | | | | | |
| Total changes during the business year (million yen) | - | - | 2 | 2 | - | Δ1 | - | 2,014 |
| Balance at March 31, 2008 (million yen) | 9,090 | 12,505 | 42 | 12,548 | 749 | - | 331 | 37,506 |

| | Shareholders' equity | | | Evaluation and translation adjustments | | | Stock acquisition rights | Total net assets |
|---|---|---|---|---|---|---|---|---|
| | Retained earnings | | | | | | | |
| | Total retained earnings | Treasury stock | Total shareholders' equity | Unrealized gains (losses) on securities | Unrealized gains (losses) on revaluation of the land | Evaluation and translation adjustments - total | | |
| Balance at March 31, 2007 (million yen) | 36,573 | Δ1,725 | 56,485 | 741 | Δ1,841 | Δ1,099 | 3 | 55,388 |
| Amount of changes during the business year | | | | | | | | |
| Cash dividends paid | Δ2,702 | | Δ2,702 | | | | | Δ2,702 |
| Reversal of reserve for special depreciation | - | | - | | | | | - |
| Net income | 4,715 | | 4,715 | | | | | 4,715 |
| Purchase of treasury stock | | Δ7 | Δ7 | | | | | Δ7 |
| Disposal of treasury stock | | 12 | 15 | | | | | 15 |
| Net changes in items other than shareholders' equity during the business year | | | | Δ3,140 | - | Δ3,140 | 65 | Δ3,074 |
| Total changes during the business year (million yen) | 2,012 | 5 | 2,021 | Δ3,140 | - | Δ3,140 | 65 | Δ1,053 |
| Balance at March 31, 2008 (million yen) | 38,586 | Δ1,719 | 58,506 | Δ2,398 | Δ1,841 | Δ4,240 | 68 | 54,335 |

Notes to Non-consolidated Financial Statements

(Notes concerning Significant Accounting Policies)

1. Valuation standards and methods for securities

| | |
|---|---|
| (1) Securities for trade purpose | Market value method (cost of securities sold is calculated using the moving average method) |
| (2) Shares of subsidiaries | Cost method based on moving average method |
| (3) Other securities | |
| Securities with available fair market values: | Market value method based on the market value as at the end of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the moving average method) |
| Securities with no available fair market value: | Cost method or amortized cost method based on moving average method (straight-line method) |

2. Valuation standards and methods for derivatives

| | |
|---|---|
| Derivative | Market value method |

3. Valuation standards and methods for inventories

| | |
|---|---|
| Products, merchandise and raw materials | Cost method based on moving average method |
| Work in process | Cost method based on specific identification method |
| Inventory goods | Last purchase price method |

4. Depreciation methods used for tangible fixed assets

Declining balance method (However, the Company uses the straight-line method for buildings acquired on and after April 1, 1998.)

Major useful lives are as follows:

| | |
|---|---|
| Buildings | 15 to 50 years |
| Facilities attached to buildings | 8 to 18 years |
| Tools, instruments and equipments | 4 to 15 years |

5. Depreciation methods used for intangible fixed assets

| | |
|---|---|
| Software for internal use | Straight-line method based on the estimated internal useful lives (not more than 5 years) |
| Other intangible fixed assets | Straight-line method |

6. Disposal method of deferred assets

| | |
|---|---|
| Stock issuance cost | All of the stock issuance cost is expensed as incurred. |

7. Methods for allocation of reserves

(1) Allowance for bad debts

In order to prepare for losses caused by bad debts, allowance for bad debts is accounted for based on the following methods:

| | |
|---|---|
| General credit obligation | Based on past credit loss experience |
| Claims with default possibility and claims against bankrupt and substantially bankrupt obligors | Based on evaluation of financial condition |

(2) Accrued bonuses to employees

In order to prepare for payment of bonuses for employees, the amounts needed for the current fiscal year are accounted for out of the expected amounts to be paid for the bonuses in the next period.

(3) Accrued bonuses to Directors

In order to prepare for payment of bonuses for Directors, accrued bonuses to Directors are accounted for based on the expected amounts to be paid for the bonuses in the current business year.

(4) Allowance for sales returns

In order to prepare for the estimated loss for products (books, etc.) due to sales returns, the Company accounts for an amount equal to gross profit on sales of estimated sales return based on historical sales return rates.

(5) Allowance for retirement benefits for Directors

In order to prepare for payment of retirement benefits for Directors, total amount payable as of the term end is accounted for based on the internal regulations for payment of retirement benefits for Directors.

(6) Reserve for retirement benefits

In order to prepare for payment of retirement benefits for employees, an amount which can be identified as accrued is accounted for as of the term end based on the estimated amount of retirement benefit obligations and pension assets as of the term end.

Actuarial gains and losses are amortized in the business year following the year in which the gain or loss is recognized by the straight-line method over certain period (14 years) which is shorter than the average remaining service years of employees.

(7) Allowance for losses on investments in affiliated companies

In order to prepare for losses on investments affiliated companies, an amount deemed necessary is accounted for considering the financial conditions and other factors.

8. Accounting method for lease transactions

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for using a method similar to that used for general lease transactions.

9. Accounting for consumption taxes

Tax-exclusive basis

10. Changes in accounting policies

Method for depreciation of tangible fixed assets

In accordance with the revision of the Corporation tax act (Law Amending Part of the Corporation tax act, Etc. (Law No. 6 of March 31, 2007) and Cabinet Order Amending Part of the Enforcement Order for Corporation tax act

(Ordinance No. 83 of March 30, 2007)), the method for depreciating any asset acquired on and after April 1, 2007 has been changed to the method pursuant to the provisions of the revised law effective from the current business year.
As a result of such change, operating income, ordinary income and net income for the period (before tax) have each decreased by ¥42 million compared to their amounts based on the previous method.

11. Additional information
    Method for depreciation of tangible fixed assets
    Effective from the current fiscal year, tangible fixed assets acquired on or before March 31, 2007 is equally amortized over a five-year period beginning in the year following the year in which the amortization reached its limit amount.

(Notes concerning Balance Sheet)

| | | |
|---|---|---|
| 1. | Short-term monetary claims against affiliated companies | ¥3,430 million |
| | Short-term debt owed to affiliated companies | ¥524 million |
| 2. | Accumulated depreciations of tangible fixed assets | ¥5,502 million |

3. The value of lands of tangible fixed assets is reassessed according to the "Law concerning Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Law Amending Part of the Law concerning Revaluation of Land" (amended on March 31, 1999). Regarding the balance generated by the relevant revaluation, deferred tax assets which correspond to 'corporation taxes and other taxes imposed based on interest-related amounts' are accounted for in the assets section of the balance sheet, and the balance resulting from deducting such deferred tax assets is accounted for as 'unrealized profits/(losses) on revaluation of the land' in the net assets section of the balance sheet.
As for the method of revaluation stipulated in Article 3, Paragraph 3 of the "Law concerning Revaluation of Land" and "Law Amending Part of the Law concerning Revaluation of Land," calculation are made with reasonable adjustments including correction of depth value, based on the value calculated by using the method announced by the Director-General of the National Tax Agency for the purpose of calculating the land value which constitutes the basis for calculating the assessment value of land-holding tax as stipulated in Article 16 of the Landholding Tax Law (Law No. 69 of 1991) set forth in Article 2, Item 4 of the Enforcement Order for Law concerning Revaluation of Land Ordinance No. 119 promulgated on March 31, 1998).

| | |
|---|---|
| Date of revaluation | March 31, 2000 |
| Difference between the fair market value of the land revalued as of the term end and the book value after revaluation | (¥201 million) |

4. Fractions less than the presentation units have been discarded.

(Notes concerning Statement of Income)

| | | |
|---|---|---|
| 1. Transactions with affiliated companies | (i) Sales | ¥14,980 million |
| | (ii) Purchase | ¥940 million |
| | (iii) Other business transactions | ¥945 million |
| | (iv) Transactions other than business transactions | ¥352 million |

2. Fractions less than the presentation units have been discarded.

(Notes concerning Statement of changes in shareholders' equity)
1. Type and number of treasury stock as of the end of the current fiscal year
   Common stock 1,095,736 shares

2. Fractions less than the presentation units have been discarded.

(Notes concerning Deferred Tax Accounting)
Statements for deferred tax assets and deferred tax liabilities

| (Deferred tax assets) | (Millions of yen) |
|---|---|
| Denial of valuation loss on inventories | 66 |
| Denial of accrued enterprise tax | 157 |
| Denial of accrued bonuses to employees | 180 |
| Unrealized gains on securities | 1,642 |
| Denial of reserve for retirement benefits | 180 |
| Denial of allowance for retirement benefits for Directors | 127 |
| Denial of appraisal loss from shares of affiliate companies | 634 |
| Denial of allowance for losses on investments in affiliated companies | 347 |
| Denial of appraisal loss from investment in securities | 458 |
| Others | 330 |
| Total deferred tax assets | 4,125 |
| (Deferred tax liabilities) | |
| Total deferred tax liabilities | - |
| Net deferred tax assets | 4,125 |

(Notes concerning Transactions with Related Parties)

1. Subsidiaries and affiliated companies

| Attribution | Name of company | Address | Capital amount (million yen) | Business description or profession | Percentage of voting rights holding (held) | Related matters | | Detail of transactions | Amount of transactions (million yen) | Accounting item | Balance at term end (million yen) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Concurrent position of Directors | Business relationship | | | | |
| Subsidiary | KOEI NET Co., Ltd. | Kohoku-ku, Yokohama-shi | 967 | distribution and wholesale of software package | direct holding 85.36% | 4 concurrent positions | sales of the Company's products | sales of the Company's products | 12,052 | accounts receivable | 2,597 |
| Subsidiary | Beijing KOEI Software Co., Ltd. | Beijing, China | 1,090 | CG production | direct holding 100.00% | 2 concurrent positions | CG production | participation in capital increase | 1,000 | – | – |
| Subsidiary | Tianjin KOEI Software Co., Ltd. | Tianjin, China | 950 | CG production | direct holding 99.84% | 2 concurrent positions | CG production | participation in capital increase | 850 | – | – |

(Notes) 1. Sales of the Company's products are determined with reference to the market value.

2. Consumption taxes are not included in the amount of transactions but are included in the balance at term end.

2. Directors and major individual shareholders

| Attribution | Name | Address | Capital amount (million yen) | Business description or profession | Percentage of voting rights holding (held) | Related matters | | Detail of transactions | Amount of transactions (million yen) | Accounting item | Balance at term end (million yen) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Concurrent position of Directors | Business relationship | | | | |
| Director and his/her close relative | Morihiro Nagahori | – | – | Auditor of the Company; Representative Director of Nagahori Corporation | directly held 0.00% | – | – | transaction related to product manufacturing | 1 | accounts payable | 0 |

(Notes) 1. The above transaction was made by Morihiro Nagahori as a Representative of a third party (Nagahori Corporation) and the prices are based on general terms and conditions of business.

2. Consumption taxes are not included in the amount of transactions but are included in the balance at term end.

(Notes concerning Per Share Information)

1. Net asset value per share ¥803.29
2. Net income per share ¥69.80

The basis for calculating the net income per share is as follows:

| | Current fiscal year |
|---|---|
| Net income per share | |
| Net income | ¥4,715 million |
| Amount not attributable to common shareholders | ¥- million |
| Net income related to common stock | ¥4,715 million |
| Average number of common stock during the period | 67,552 thousand shares |

(Notes concerning Material Subsequent Events)

Making KOEI NET Co., Ltd. into a wholly-owned subsidiary of the Company through stock-for-stock exchange

Please refer to the Notes to Consolidated Financial Statements (Notes concerning Material Subsequent Events) for details.

(Notes concerning Other Matters)

Relating to retirement benefits

(1) Outline of retirement benefit system adopted by the Company

The Company has a qualified retirement pension system for all of the employees' retirement benefit systems since April 1, 1990.

(2) Retirement benefit obligation and its breakdown (as of March 31, 2008)

| | |
|---|---|
| Retirement benefit obligation | △¥1,765 million |
| Pension assets | ¥1,237 million |
| Unfunded retirement benefit obligation | △¥528 million |
| Unrecognized actuarial difference | ¥175 million |
| Reserve for retirement benefits | △¥352 million |

(3) Breakdown of expense for retirement benefits (from April 1, 2007 to March 31, 2008)

| | |
|---|---|
| Service cost | ¥177 million |
| Interest expenses | ¥33 million |
| Expected return on assets (subtraction) | △¥44 million |
| Cost for actuarial difference | ¥14 million |
| Expense for retirement benefits | ¥181 million |

(4) Matters regarding the basis for calculation of the retirement benefit obligations (as of March 31, 2008)

| | |
|---|---|
| Discount rate | 2.0% |
| Expected return on assets | 3.5% |
| Periodic allocation method for estimated retirement benefits | straight-line standard |

Years over which actuarial gain or loss is amortized

14 years (Amortized in the business year following the year in which the gain or loss is recognized by the straight-line method over certain period which is shorter than the average remaining service years of employees.)

**Audit Report by Accounting Auditor concerning Consolidated Financial Statements / Duplicate Copy**

**<u>Audit Report by Independent Auditor</u>**

May 23, 2008

KOEI, Co., Ltd.
To The Board of Directors

KPMG AZSA & Co.

| | | | | |
|---|---|---|---|---|
| Appointed Partner Managing Partner | Certified Public Accountant | Masahiro Oki | (Seal) |
| Appointed Partner Managing Partner | Certified Public Accountant | Yutaka Yuguchi | (Seal) |

We have audited the consolidated financial statements of KOEI, Co., Ltd. for the consolidated fiscal year from April 1, 2007 to March 31, 2008, which are Consolidated Balance Sheet, Consolidated Statements of Income, Consolidated Statements of Changes in Shareholders' Equity and Notes to Consolidated Financial Statements, pursuant to the provision of Article 444, Paragraph 4 of the Companies Act. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is conducted on a test basis, and includes assessing the accounting principles and their application method adopted by management and significant estimates made by management, as well as evaluating to the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the assets and profits during the period for the relevant consolidated financial statements of KOEI Group consisted of KOEI, Co., Ltd. and the consolidated subsidiaries, in conformity with accounting principles generally accepted in Japan.

Additional Information
As described in Notes concerning Material Subsequent Events of Consolidated Financial Statements, the Company resolved at the meetings of the Board of Directors held on May 13, 2008 to conduct a stock-for-stock exchange, in order to make KOEI NET Co., Ltd. a wholly-owned subsidiary of the Company and entered into a stock-for-stock exchange agreement as of the same date.

There are no interests between the Company and us or managing partners, which are required to describe pursuant to the provision of the Certified Public Accountant Law.

End

**Audit Report by Accounting Auditor/ Duplicate Copy**

**Audit Report by Independent Auditor**

May 23, 2008

KOEI, Co., Ltd.
To The Board of Directors

| | | | | |
|---|---|---|---|---|
| KPMG AZSA & Co. | | | | |
| Appointed Partner Managing Partner | Certified Public Accountant | | Masahiro Oki | (Seal) |
| Appointed Partner Managing Partner | Certified Public Accountant | | Yutaka Yuguchi | (Seal) |

We have audited the financial statements of KOEI, Co., Ltd. for the 31st fiscal year from April 1, 2007 to March 31, 2008, which are Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity and Notes to Non-consolidated Financial Statements and their supplemental schedules, pursuant to the provision of Article 463, Paragraph 2, Item 1 of the Companies Act. These financial statements and their supplemental schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and their supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and their supplemental schedules are free of material misstatement. An audit is conducted on a test basis, and includes assessing the accounting principles and their application method adopted by management and significant estimates made by management, as well as evaluating to the overall financial statements and their supplemental schedules presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and their supplemental schedules referred to above present fairly, in all material respects, the assets and profits during the period for the relevant financial statements and their supplemental schedules, in conformity with accounting principles generally accepted in Japan.

Additional Information
As described in Notes concerning Material Subsequent Events of Non-consolidated Financial Statements, the Company resolved at the meetings of the Board of Directors held on May 13, 2008 to conduct a stock-for-stock exchange, in order to make KOEI NET Co., Ltd. a wholly-owned subsidiary of the Company and entered into a stock-for-stock exchange agreement as of the same date.

There are no interests between the Company and us or managing partners, which are required to describe pursuant to the provision of the Certified Public Accountant Law.

End

**Audit Report by Board of Auditors/ Duplicate Copy**

**Audit Report**

The Board of Auditors prepared this Audit Report and would like to report as follows, upon discussion and subject to the audit report prepared by each Auditor, with respect to execution of duties by Directors in the 31st fiscal year from April 1, 2007 to March 31, 2008:

1. Audit Method and Contents by Auditors and the Board of Auditors

The Board of Auditors prescribed the audit policy and plan and received reports concerning the performance of audit and its result from each Auditor. Not only that, the Board of Directors received reports from Directors and Auditors about their performance of duties, and required explanation, when needed.

Each Auditor tried to communicate with Directors, internal audit department and other employees and to collect information and maintain the audit environment, by complying with the audit provisions prescribed by the Board of Auditors and pursuant to the audit policy and plan. In addition, each Auditor attended the meetings of the Board of Directors and other material meetings, received reports from Directors and employees about their performance of duties, and required explanation, when needed. Also, each Auditor consulted the approved material documents and investigated the business and the assets in the head office and principal offices of the Company. In addition to that, each Auditor monitored and reviewed (i) the resolution made at the meetings of the Board of Directors concerning maintenance of the system specified under Article 100, Paragraph 1 and 3 of the Enforcement Regulations of the Companies Act, such as the system for ensuring that Directors performs their duties and responsibilities in compliance with applicable laws and ordinances and the Company's Articles of Incorporation, and other system for securing appropriate operation of the Company's business, and (ii) the system maintained subject to the relevant resolution (internal control system). As to subsidiaries, each Auditor tried to communicate and exchange information with Directors and Auditors of them and received reports of their business, when needed. Subject to the method described above, the Board of Auditors reviewed the business report and its supplemental schedules for the relevant fiscal year.

Furthermore, the Board of Auditors monitored and reviewed whether the Accounting Auditor protects its independence and conducts appropriate audit. The Board of Auditors also received reports from the Accounting Auditor about execution of its duties and required explanation, when needed. The Board of Auditors received the notice from the Accounting Auditor, that the "System to ensure that execution of duties are conducted fairly" (matters prescribed in each item of Article 159 of the Corporate Calculation Regulations) is maintained, pursuant to the "Quality control standard for audit" (Business Accounting Council as of October 28, 2005), and required explanation, when needed. Subject to the method described above, the Board of Auditors reviewed financial statements (Balance Sheet, Statement of Income, Statement of changes in shareholders' equity and Notes to Non-consolidated Financial Statements) and their supplemental schedules and consolidated financial statements (Consolidated Balance Sheet, Consolidated Statements of Income, Consolidated Statements of changes in shareholders' equity and Notes to Consolidated Financial Statements) for the relevant fiscal year.

2. Audit Result

(1) Audit Result of Business Report

I. The business report and its supplemental schedules are approved to show the accurate status of the Company, pursuant to the laws and regulations and the Articles of Incorporation.

II. No material fact is found concerning improper acts in execution of duties or breach of the laws and regulations or the Articles of Incorporation by Directors.

III. The resolution made in the meetings of the Board of Directors with respect to the internal control system is approved as adequate. There are no matters to be indicated, with respect to execution of duties by Directors concerning the relevant internal control system.

(2) Audit Result of Financial Statements and their Supplemental Schedules

Audit method and result conducted by KPMG AZSA & Co., the Accounting Auditor, are approved as adequate.

(3) Audit Result of Consolidated Financial Statements

Audit method and result conducted by KPMG AZSA & Co., the Accounting Auditor, are approved as adequate.

May 28, 2008

Board of Auditors, KOEI, Co., Ltd.

| | | |
|---|---|---|
| Standing Auditor | Satoru Morishima | (Seal) |
| Outside Auditor | Morihiro Nagahori | (Seal) |
| Outside Auditor | Kyosuke Moriya | (Seal) |
| Outside Auditor | Miyosi Matsui | (Seal) |

END